Voya Insurance and Annuity Company
Separate Account B of Voya Insurance and Annuity Company

Deferred Combination Variable and Fixed Annuity Prospectus

VOYA GOLDENSELECT DVA Plus®

May 1, 2016

This prospectus describes Voya GoldenSelect DVA Plus®, a group and individual deferred variable annuity Contract (the "Contract" or the "Contracts") issued by Voya Insurance and Annuity Company ("VIAC," the "Company," "we," "us" or "our"). The Contract was available in connection with certain retirement plans that qualified for special federal income tax treatment ("qualified Contracts") as well as those that did not qualify for such treatment ("nonqualified Contracts"). We do not currently offer this Contract for sale to new purchasers.

The Contract provides a means for you to invest your premium payments in one or more mutual fund investment portfolios. You may also allocate premium payments to our Fixed Account with guaranteed interest periods. Your contract value will vary daily to reflect the investment performance of the investment portfolio(s) you select and any interest credited to your allocations in the Fixed Account. For Contracts sold in some states, not all Fixed Interest Allocations or subaccounts are available. The investment portfolios available under your Contract are listed on the next page.

You have a right to return a Contract within ten days after you receive it for a refund of the adjusted contract value (which may be more or less than the premium payments you paid), or if required by your state, the original amount of your premium payment. Longer free look periods apply in some states and in certain situations.

Replacing an existing annuity with the Contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the Contract may have new charges.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI"), dated May 1, 2016, has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of this document, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Allocations to a subaccount investing in a fund, or an investment portfolio, are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. The Contract described in this prospectus is subject to investment risk, including the possible loss of the principal amount invested.

We pay compensation to broker/dealers whose registered representatives sell the Contract. See "OTHER CONTRACT PROVISIONS – *Selling the Contract***" for further information about the amount of compensation we pay.**

The investment portfolios are listed on the next page.

DVA Plus

The investment portfolios that comprise the subaccounts currently open and available to new premiums and transfers under your Contract are:

BlackRock Global Allocation V.I. Fund (Class III)
Voya EURO STOXX 50® Index Portfolio (Class ADV)
Voya FTSE 100 Index® Portfolio (Class ADV)
Voya Global Equity Portfolio (Class T) *
Voya Global Perspectives® Portfolio (Class ADV)**
Voya Government Liquid Assets Portfolio (Class S)***
Voya Growth and Income Portfolio (Class ADV)
Voya Hang Seng Index Portfolio (Class S)
Voya High Yield Portfolio (Class S)
Voya Intermediate Bond Portfolio (Class S)
Voya International Index Portfolio (Class ADV)
Voya Japan TOPIX Index® Portfolio (Class ADV)
Voya Large Cap Growth Portfolio (Class ADV)
Voya Large Cap Value Portfolio (Class S)
Voya MidCap Opportunities Portfolio (Class S)
Voya Multi-Manager Large Cap Core Portfolio (Class S)
Voya Retirement Conservative Portfolio (Class ADV)**
Voya Retirement Growth Portfolio (Class ADV)**
Voya Retirement Moderate Growth Portfolio (Class ADV)**
Voya Retirement Moderate Portfolio (Class ADV)**
Voya Russell™ Large Cap Growth Index Portfolio (Class S)
Voya Russell™ Large Cap Index Portfolio (Class S)
Voya Russell™ Large Cap Value Index Portfolio (Class S)
Voya Russell™ Mid Cap Growth Index Portfolio (Class S)

Voya Russell™ Mid Cap Index Portfolio (Class S)
Voya Russell™ Small Cap Index Portfolio (Class S)
Voya Small Company Portfolio (Class S)
Voya Solution Moderately Aggressive Portfolio (Class S)
Voya U. S. Bond Index Portfolio (Class S)
VY® Baron Growth Portfolio (Class S)
VY® BlackRock Inflation Protected Bond Portfolio (Class S)
VY® Columbia Contrarian Core Portfolio (Class S)
VY® FMR℠ Diversified Mid Cap Portfolio (Class S)
VY® Franklin Income Portfolio (Class S)
VY® Invesco Comstock Portfolio (Class S)
VY® Invesco Equity and Income Portfolio (Class S2)
VY® Invesco Growth and Income Portfolio (Class S)
VY® JPMorgan Emerging Markets Equity Portfolio (Class S)
VY® JPMorgan Small Cap Core Equity Portfolio (Class S)
VY® Morgan Stanley Global Franchise Portfolio (Class S)
VY® Oppenheimer Global Portfolio (Class S)
VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
VY® T. Rowe Price Equity Income Portfolio (Class S)
VY® T. Rowe Price Growth Equity Portfolio (Class S)
VY® T. Rowe Price International Stock Portfolio (Class S)
VY® Templeton Foreign Equity Portfolio (Class S)
VY® Templeton Global Growth Portfolio (Class S)

More information can be found in the appendices. See APPENDIX A for all subaccounts and valuation information. APPENDIX B highlights each investment portfolio's investment objective and adviser (and any subadviser), as well as indicates recent portfolio changes. If you received a summary prospectus for any of the underlying investment portfolios available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the portfolio's summary prospectus.

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*   Prior to May 1, 2016, this investment portfolio was known as the Voya Global Value Advantage Portfolio.
**   This investment portfolio is structured as a "fund of funds." Funds offered in a "fund of funds" structure may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. **See "THE FUNDS" section for more information.**
*** Prior to May 1, 2016, this investment portfolio was known as the Voya Liquid Assets Portfolio.

TABLE OF CONTENTS

INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the Contract:

Term Used in This Prospectus	Corresponding Term Used in the Contract
Accumulation Unit Value	Index of Investment Experience
Annuity Start Date	Annuity Commencement Date
Contract Owner	Owner or Certificate Owner
Contract Value	Accumulation Value
Transfer Charge	Excess Allocation Charge
Fixed Interest Allocation	Fixed Allocation
Free Look Period	Right to Examine Period
Guaranteed Interest Period	Guarantee Period
MGIB Benefit Base	MGIB Charge Base
Subaccount(s)	Division(s)
Net Investment Factor	Experience Factor
Regular Withdrawals	Conventional Partial Withdrawals
Withdrawals	Partial Withdrawals

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract or transfer contract value between investment options. State premium taxes may also be deducted.

The first table describes the charges that you will pay at the time that you buy the Contract, surrender the Contract or transfer contract value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses[1]

Surrender Charge:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7+
Surrender Charge	7%	7%	6%	5%	4%	3%	1%	0

Transfer Charge:[2] .... $25 per transfer, if you make more than 12 transfers in a contract year.

Overnight Charge:[3] $20

The next table describes the charges that you could pay periodically during the time that you own the Contract, not including fund fees and expenses.

Periodic Fees and Charges

Annual Contract Administrative Charge:[4] $40
(We waive this charge if the total of your premium payments is $100,000 or more or if your contract value at the end of a contract year is $100,000 or more.)

Separate Account Annual Charges[5]

	Standard Death Benefit	Enhanced Death Benefits		
		Annual Ratchet	7% Solution	Max 7
Mortality & Expense Risk Charge	1.15%	1.40%	1.50%	1.60%
Asset-Based Administrative Charge	0.15%	0.15%	0.15%	0.15%
Total	1.30%	1.55%	1.65%	1.75%

Earnings Multiplier Benefit Rider Charge[6]

As an Annual Charge	As a Quarterly Charge
0.30% of contract value	0.08% of contract value

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[1] If you invested in a Fixed Interest Allocation, a Market Value Adjustment may apply to certain transactions. This may increase or decrease your contract value and/or your transfer or surrender amount.

[2] We currently do not impose this charge, but may do so in the future.

[3] You may choose to have this charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

[4] We deduct this charge on each contract anniversary.

[5] As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.

[6] We deduct the rider charge from the subaccounts in which you are invested on each quarterly contract anniversary and proportionally upon termination of the Contract, if the value in the subaccounts is insufficient, the rider charge will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment.

The following tables show the charges for the optional riders currently available with the Contract. These charges would be in addition to the Separate Account Annual Charges noted above. You may add only one of the three optional benefit riders, namely: the Minimum Guaranteed Accumulation Benefit; the Minimum Guaranteed Income Benefit and the Minimum Guaranteed Withdrawal Benefit. **For more information about which one may be right for you, please see "THE ANNUITY CONTRACT –** *Optional Riders***."**

Optional Rider Charges[7]

Minimum Guaranteed Accumulation Benefit rider:

Waiting Period	As an Annual Charge	As a Quarterly Charge
10 Year	0.65% of MGAB Charge Base	0.17% of the MGAB Charge Base[8]
20 Year	0.65% of MGAB Charge Base	0.17% of the MGAB Charge Base

Minimum Guaranteed Income Benefit rider:

MGIB Rate	As an Annual Charge	As a Quarterly Charge
7%	0.75% of the MGIB Charge Base	0.19% of the MGIB Charge Base[9]

Minimum Guaranteed Withdrawal Benefit rider:

As an Annual Charge	As a Quarterly Charge
0.65% of the MGWB Eligible Payment Amount	0.17% of the MGWB Eligible Payment Amount[10]

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[7] We deduct optional rider charges from the subaccounts in which you are invested on each quarterly contract anniversary and proportionally upon termination of the Contract. If the value in the subaccounts is insufficient, the optional rider charges will be deducted from the Fixed Interest Allocation(s) nearest maturity, and the amount deducted may be subject to a Market Value Adjustment. You may add only one optional benefit rider to your Contract.

[8] The MGAB Charge Base is the total of premiums added during the two-year period commencing on the rider date if you purchase the rider on the contract date, or, your contract value on the rider date plus premiums added during the two-year period commencing on the rider date if you purchased the rider after the contract date, reduced proportionally for all withdrawals taken while the MGAB rider is in effect, and reduced proportionally for transfers made during the three year period before the MGAB Date. The MGAB Charge Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of premium (or contract value), subsequent allocation of eligible premium, withdrawals and transfers. Withdrawals and transfers may reduce the applicable MGAB Charge Base by more than the amount withdrawn or transferred.

[9] The MGIB Charge Base generally depends on the amount of premiums you pay during the first five contract years after you purchase the rider, when you pay the premiums, less a pro-rata deduction for any withdrawal made while the MGIB rider is in effect and accumulated at the MGIB Rate. The MGIB Charge Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of premium (or contract value), subsequent allocation of eligible premium, withdrawals and transfers. Withdrawals and transfers between Covered, Special and Excluded Funds may reduce the applicable MGIB Charge Base by more than the amount withdrawn or transferred.

[10] The MGWB Eligible Payment Amount is (i) the total of premiums paid during the two-year period commencing on the rider date if you purchase the rider on the contract date; or (ii) your contract value on the rider date plus subsequent premiums paid during the two-year period commencing on the rider date.

The next item shows the minimum and maximum total annual fund operating expenses that you may pay periodically during the time that you own the Contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for the fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)[11]	0.53%	1.51%

Examples

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses and fund fees and expenses. Premium taxes (which currently range from 0% to 3.5% of premium payments) may apply, but are not reflected in the example below.

The examples assume that you invest $10,000 in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Specifically, the examples assume election of the Max 7 Enhanced Death Benefit and election of the earnings multiplier benefit rider with a charge of 0.30% of the contract value annually. The examples reflect the deduction of a mortality and expense risk charge, an asset-based administrative charge and the annual contract administrative charge as an annual charge of 0.04% of assets. The examples also assume you elected an optional benefit rider with the highest cost, an assumed charge of 1.14% annually, where the rider base is equal to the initial premium and increases by 7% annually, and the rider charge is assessed each quarter on a base equal to the hypothetical $10,000 premium increasing at 7% per year. The assumed annual rider charge of 1.14% results from the assumption of a 7% annual increase in the rider base but only a 5% earnings increase in the contract value before expenses. Thus, 1.14% represents an annual charge over the ten-year period which is equivalent to a charge of 0.19% of rider base per quarter over the same period. Note that surrender charges may apply if you choose to annuitize your Contract within the first three contract years, and under certain circumstances, within the first seven contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example 1: If you surrender your Contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,136	$1,933	$2,661	$4,740
Example 2: If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,136	$1,933	$2,661	$4,740
Example 3: If you do not surrender your Contract:			
1 year	3 years	5 years	10 years
$436	$1,333	$2,261	$4,740

Compensation is paid for the sale of the Contracts. **For information about this compensation, see "OTHER CONTRACT PROVISIONS –** *Selling the Contract***."**

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

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[11] No fund currently charges a redemption fee. **For more information about redemption fees, please see "CHARGES AND FEES –** *Charges Deducted from the Contract Value* **– Redemption Fees**.**"**

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund Company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. **Please see "CHARGES AND FEES –** *Fund Expenses***" for more information.**

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. **Please see "CHARGES AND FEES –** *Fund Expenses***" for more information.**

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Accumulation Unit

We use accumulation units to calculate the value of a Contract. Each subaccount of Separate Account B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange ("NYSE") is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

Tables showing the accumulation unit value history of each subaccount of Separate Account B available for investment under the Contract and the total investment value history of each such subaccount for a Contract with the lowest and highest combination of asset-based changes are presented in **APPENDIX A**. The numbers show the year-end unit values of each subaccount from the time premium payments were first received in the subaccounts under the Contract. Complete information is available in the SAI.

The Net Investment Factor

The Net Investment Factor is an index number which reflects certain charges under the Contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:
1) We take the net asset value of the subaccount at the end of each business day;
2) We add to 1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any;
3) We divide 2) by the net asset value of the subaccount at the end of the preceding business day; and
4) We then subtract the applicable daily charges from the subaccount: the mortality and expense risk charge; the asset-based administrative charge and any optional rider charges.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

Financial Statements

The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account B and the financial statements and the related notes to financial statements for Voya Insurance and Annuity Company are included in the SAI.

SEPARATE ACCOUNT B

Separate Account B was established as a separate account of the Company on July 14, 1988. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). Separate Account B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Separate Account B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio of a fund. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, whether or not realized, of an investment portfolio are credited to or charged against the corresponding subaccount of Separate Account B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account B. If the assets in Separate Account B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the Contracts.

The other variable annuity contracts that invest in Separate Account B are not discussed in this prospectus.

Separate Account B may also invest in other investment portfolios which are not available under your Contract. Under certain circumstances, we may make certain changes to the subaccounts. **For more information, see "THE ANNUITY CONTRACT —** *Addition, Deletion or Substitution of Subaccounts and Other Changes***."**

VOYA INSURANCE AND ANNUITY COMPANY

We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the NYSE under the symbol "VOYA" and Voya completed its initial public offering of common stock.

We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of Voya Insurance and Annuity Company.

We are engaged in the business of issuing insurance and annuities. Our principal office is located at 909 Locust Street, Des Moines, Iowa 50309.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Failure to administer certain nonqualified Contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

THE FUNDS

You will find information about the funds, or investment portfolios, currently available under your Contract in "APPENDIX B — *The Investment Portfolios*." Please refer to the fund prospectuses for additional information and read them carefully before investing. Fund prospectuses may be obtained, free of charge, by calling Customer Service at (800) 366-0066, by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selection of Underlying Funds

The underlying funds available through the Contract described in this prospectus are determined by the Company. When determining which underlying funds to make available, we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the Contracts. **(For additional information on these arrangements, see "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new investment if we determine that a fund no longer satisfies one or more of the selection criteria and/or if the fund has not attracted significant allocations under the Contract. We have included certain of the funds at least in part because they are managed or subadvised by our affiliates.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

Fund of Funds

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities. **See "CHARGES AND FEES – *Fund Expenses*."** Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk comfort level. You should periodically review these factors to determine if you need to change your investment strategy.

Possible Conflicts of Interest

If, due to differences in tax treatment or other considerations, the interests of contract owners of various contracts participating in the funds conflict, we, the Boards of Trustees or Directors of the funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

Restricted Funds

We may, with 30 days' notice to you, designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing Contracts with respect to new premiums added to investment portfolios and with respect to new transfers to investment portfolios. We may establish any limitations, at our discretion, as a percentage of premium or contract value, or as a specified dollar amount, and change the limitation at any time. Currently, we have not designated any investment option as a Restricted Fund. If we designate an investment option as a Restricted Fund or set applicable limitations, such change will apply only to transactions made after the designation.

We limit your investment in the Restricted Funds on an aggregate basis for all Restricted Funds and for each individual Restricted Fund. Currently, we limit an investment in Restricted Funds to the following limitations: (1) no more than $999,999,999; and (2) no more than 30 percent of contract value. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Funds has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Funds. However, if the contract value in the Restricted Funds exceed the aggregate limit, if you take a withdrawal, it must come from either the Restricted Funds or proportionally from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will not permit a transfer to the Restricted Funds if it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the multiple reallocations lower the percentage of total contract value in Restricted Funds, we will permit the reallocation even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "WITHDRAWALS" and "TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)" in this prospectus for more information on the effect of Restricted Funds.

Covered Funds, Special Funds and Excluded Funds

For purposes of determining death benefits and benefits under the optional benefit riders (but not the earnings multiplier benefit rider), we assign the investment options to one of three categories of funds. The categories are:
- Covered Funds;
- Special Funds; and
- Excluded Funds.

Allocations to Covered Funds participate fully in all guaranteed benefits. Allocations to Special Funds could affect the death benefit and/or optional benefit rider guarantee that may otherwise be provided. Allocations to Excluded Funds do not participate in any guaranteed benefits, due to their potential for volatility. No investment options are currently designated as Excluded Funds.

Designation of investment options under these categories may vary by benefit. For example, we may designate an investment option a Special Fund for purposes of calculating a benefit under an optional benefit rider, but not a death benefit, or for calculating one death benefit and not another. We may, with 30 days' notice to you, designate any investment option as a Special or Excluded Fund with respect to new premiums added to such investment option and also with respect to new transfers to such investment option.

CHARGES AND FEES

We deduct the contract charges described below to compensate us for our costs and expenses, services provided and risks assumed under the Contracts. We incur certain costs and expenses for distributing and administering the Contracts, including compensation and expenses paid in connection with sales of the Contracts, for paying the benefits payable under the Contracts and for bearing various risks associated with the Contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us with the service or benefits provided. If there are any profits from fees and charges deducted under the Contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of the Contract.

Charge Deduction Subaccount

You may elect to have all charges, except daily charges, against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the Voya Government Liquid Assets subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, we will deduct the charges as discussed below. You may cancel this option at any time by sending notice to Customer Service in a form satisfactory to us.

Charges Deducted from the Contract Value

We deduct the following charges from your contract value.

Surrender Charge. We will deduct a contingent deferred sales charge (a "surrender charge") if you surrender your Contract or if you take a withdrawal in excess of the Free Withdrawal Amount during the seven-year period from the date we receive and accept a premium payment. We base the surrender charge on a percentage of each premium payment withdrawn. The surrender charge is based on the amount requested for withdrawal. The surrender charge is deducted from the contract value remaining after you have received the amount requested for withdrawal. This charge is intended to cover sales expenses that we have incurred. We may reduce or waive the surrender charge in certain situations. We will never charge more than the maximum surrender charges. The percentage of premium payments deducted at the time of surrender or excess withdrawal depends on the number of complete years that have elapsed since that premium payment was made. We determine the surrender charge as a percentage of each premium payment as follows:

Complete Years Elapsed Since Premium Payment	0	1	2	3	4	5	6	7+
Surrender Charge	7%	7%	6%	5%	4%	3%	2%	0

Waiver of Surrender Charge for Extended Medical Care. We will waive the surrender charge in most states in the following events: (1) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and we receive your request for the surrender or withdrawal, together with all required documentation at Customer Service during the term of your care or within 90 days after the last day of your care; or (2) you are first diagnosed by a qualified medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your Contract for more information. The waiver of surrender charge may not be available in all states.

Free Withdrawal Amount. The Free Withdrawal Amount in any contract year is 15% of your contract value on the date of withdrawal less any withdrawals during that contract year.

Surrender Charge for Excess Withdrawals. We will deduct a surrender charge for excess withdrawals, which may include a withdrawal you make to satisfy required minimum distribution requirements under the Internal Revenue Code of 1986, as amended (the "Tax Code"). We consider a withdrawal to be an excess withdrawal when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. When you are receiving systematic withdrawals, any combination of regular withdrawals and systematic withdrawals taken will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the Contract and we will impose a surrender charge and any associated premium tax. We will deduct such charges from the contract value in proportion to the contract value in each subaccount or Fixed Interest Allocation from which the excess withdrawal was taken. In instances where the excess withdrawal equals the entire contract value in such subaccounts or Fixed Interest Allocations, we will deduct charges proportionately from all other subaccounts and Fixed Interest Allocations in which you are invested. **Any withdrawal from a Fixed Interest Allocation more than 30 days before its maturity date will trigger a Market Value Adjustment. See APPENDIX C for more information.**

For the purpose of calculating the surrender charge for an excess withdrawal: (1) we treat premiums as being withdrawn on a first-in, first-out basis; and (2) amounts withdrawn which are not considered an excess withdrawal are not considered a withdrawal of any premium payments. We have included an example of how this works in **APPENDIX E**. Although we treat premium payments as being withdrawn before earnings for purpose of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

Premium Taxes. We may charge for state and local premium taxes depending on your state of residence. These taxes can range from 0% to 3.5% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence.

We deduct the premium tax from your contract value (or from the MGIB Base, if exercised) on the annuity start date. However, some jurisdictions impose a premium tax at the time initial and additional premiums are paid, regardless of when the annuity payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the Contract, when you take an excess withdrawal or on the annuity start date.

Administrative Charge. We deduct an annual administrative charge on each contract anniversary. If you surrender your Contract prior to a contract anniversary, we deduct an administrative charge when we determine the cash surrender value payable to you. The charge is $40 per Contract. We waive this charge if your contract value is $100,000 or more at the end of a contract year or the total of your premium payments is $100,000 or more, or under other conditions established by VIAC. We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

Transfer Charge. We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. The charge will not apply to any transfers due to the election of dollar cost averaging or automatic rebalancing.

Overnight Charge. You may elect to have a $20 overnight charge deducted from the net amount of a withdrawal you would like sent to you by overnight delivery service.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying investment portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Charges Deducted from the Subaccounts

Mortality and Expense Risk Charge. The amount of the mortality and expense risk charge depends on the death benefit you have elected and on the category of contract owner to which you belong. We deduct the charge each business day based on the assets you have in each subaccount. If there are any profits from the mortality and expense risk charge, we may use such profits to finance the distribution of the Contract.

Standard Death Benefit		Annual Ratchet Enhanced Death Benefit		7% Solution Enhanced Death Benefit		Max 7 Enhanced Death Benefit	
Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate	Annual Charge	Annual Charge Expressed as Daily Rate
1.15%	0.003169%	1.40%	0.003863%	1.50%	0.004141%	1.60%	0.004419%

Asset-Based Administrative Charge. The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. We deduct the charge from your assets in each subaccount on each business day at the rate of 0.000411% for each day since the previous business day.

Earnings Multiplier Benefit Charge. Subject to state availability, you may purchase the earnings multiplier benefit rider for a nonqualified Contract either at issue or on the next contract anniversary following the introduction of the benefit in your state, if later. So long as the rider is in effect, we will deduct a separate quarterly charge for the rider through a proportional reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccounts, we will deduct the charges from your Fixed Interest Allocations starting with the allocation nearest its maturity date. If that is insufficient, we will deduct the charge from the allocation next nearest its maturity date, and so on. We deduct the rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If you surrender or annuitize your Contract, we will deduct a proportional portion of the charge for the current quarter based on the current contract value immediately prior to the surrender or annuitization. The quarterly charge for the earnings multiplier benefit rider is 0.08% (0.30% annually). **For a description of the rider, see "DEATH BENEFIT CHOICES – Earnings Multiplier Benefit Rider."**

Optional Rider Charges

In addition to the earnings multiplier benefit rider, subject to state availability, you may purchase one of three optional benefit riders. So long as the rider is in effect, we will deduct a separate quarterly charge for each optional benefit rider through a proportional reduction of the contract value of the subaccounts in which you are invested. If there is insufficient contract value in the subaccount, we will deduct the charges from your Fixed Interest Allocations nearest their maturity date. We deduct each rider charge on each quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. **For a description of the riders and the defined terms used in connection with the riders, see "THE ANNUITY CONTRACT – *Optional Riders*."**

Minimum Guaranteed Accumulation Benefit ("MGAB"). The charge for the MGAB rider is as follows:

Waiting Period	As an Annual Charge	As a Quarterly Charge
10 Year	0.65% of MGAB Charge Base	0.16% of the MGAB Charge Base
20 Year	0.65% of MGAB Charge Base	0.16% of the MGAB Charge Base

Minimum Guaranteed Income Benefit ("MGIB"). The charge for the MGIB rider is as follows:

MGIB Rate	As an Annual Charge	As a Quarterly Charge
7%	0.75% of the MGIB Charge Base	0.19% of the MGIB Charge Base

Minimum Guaranteed Withdrawal Benefit ("MGWB"). The annual charge for the MGWB rider is 0.65% (0.17% quarterly) of the original MGWB Eligible Payment Amount. When we calculate the MGWB rider charge, we do not reduce the Eligible Payment Amount by the amount of any withdrawals taken while the MGWB rider is in effect. We will deduct charges only during the period before your Contract's Automatic Periodic Benefit Status. If you surrender or annuitize your Contract, we will deduct a proportional portion of the charge for the current quarter based on the current quarterly charge rate and your original MGWB Eligible Payment Amount immediately prior to the surrender or annuitization.

Fund Expenses

As shown in the fund prospectuses and described in the **"FEES AND EXPENSES – *Fees Deducted by the Funds*"** section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.** You should evaluate the expenses associated with the funds available through this Contract before making a decision to invest.

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g., purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the Contract. This revenue is one of several factors we consider when determining contract fees and expenses and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the Contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the Contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2015 in connection with the registered variable annuity insurance contracts issued by the Company, that ranking would be as follows:
- BlackRock V.I. Funds;
- Fidelity® Variable Insurance Product Portfolios;
- Columbia Funds Variable Insurance Trust;
- ProFunds VP; and
- Invesco Variable Insurance Funds.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2015, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note that certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **For more information, please see "OTHER CONTRACT PROVISIONS – *Selling the Contract*."**

THE ANNUITY CONTRACT

The Contract described in this prospectus is a deferred combination variable and fixed annuity contract. The Contract provides a means for you to invest in one or more of the available investment portfolios of the funds through Separate Account B. It also provides a means for you to invest in a Fixed Interest Allocation. **See APPENDIX C for more information about the Fixed Account.**

Contract Date and Contract Year

The date the Contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

Contract Owner

You are the contract owner. You have the rights and options described in the Contract. One or more persons may own the Contract. If there are multiple owners named, the age of the oldest owner will determine the applicable death benefit if such death benefit is available for multiple owners.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the annuity start date, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. In the case of a joint owner of the Contract dying before the annuity start date, we will designate the surviving contract owner as the beneficiary. This will override any previous beneficiary designation. **See "*Joint Owner*" below.**

Joint Owner

For nonqualified Contracts only, joint owners may be named in a written request before the Contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the Contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit option. The earnings multiplier benefit rider is not available when there are joint owners.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. **See "Change of Contract Owner or Beneficiary" below.** If you have elected an Enhanced Death Benefit, and you add a joint owner after issue, the Enhanced Death Benefit from the date of change will end. If the older joint owner is attained age 85 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 86 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. If you elected the earnings multiplier benefit rider, it will terminate if you add a joint owner after issue. Note that returning a Contract to single owner status will not restore any Enhanced Death Benefit or the earnings multiplier benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

Annuity Start Date

The annuity start date is the date you start receiving annuity payments under your Contract. The Contract, like all deferred variable annuity contracts, has two phases: (1) the accumulation phase; and (2) the income phase. The accumulation phase is the period between the contract date and the annuity start date. The income phase begins when you start receiving regular annuity payments from your Contract on the annuity start date.

Annuitant

The annuitant is the person designated by you to be the measuring life in determining annuity payments. You are the annuitant unless you name another annuitant in the application. The annuitant's age determines when the income phase must begin and the amount of the annuity payments to be paid. The contract owner will receive the annuity benefits of the Contract if the annuitant is living on the annuity start date. You may not change the annuitant after the Contract is in effect.

If the contract owner is an individual, and the annuitant dies before the annuity start date and you have named a contingent annuitant, the contingent annuitant becomes the annuitant. If the annuitant dies before the annuity start date and there is no contingent annuitant, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant. The contract owner may designate a new annuitant within 60 days of the death of the annuitant. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

If the contract owner is not an individual, and the annuitant dies before the annuity start date, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax and/or legal adviser for more information if the contract owner is not an individual.

Beneficiary

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse dies before the income phase start date. We pay death benefits to the primary beneficiary (unless there are joint owners, in which case death proceeds are payable to the surviving owner(s)).

If the beneficiary dies before the annuitant or the contract owner, we pay the death benefit proceeds to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

Change of Contract Owner or Beneficiary

During the annuitant's lifetime, you may transfer ownership of a nonqualified Contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the Contract, the amount of the earnings multiplier benefit, if applicable, and the continuation of any other optional rider that you have elected. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

If you have elected the Standard Death Benefit option, the minimum guaranteed death benefit will continue if the new owner is age 85 or under on the date of the ownership change. For the Enhanced Death Benefit options, if the new owner is age 79 or under on the date that ownership changes, the minimum guaranteed death benefit will continue. If the new owner is age 80 to 85, the Enhanced Death Benefit will end, and the death benefit will become the Standard Death Benefit. For all death benefit options, 1) if the new owner's attained age is 86 or over on the date of the ownership change, or 2) if the new owner is not an individual (other than a trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, a subsequent change to a younger owner will not restore any Enhanced Death Benefits.

If you have elected the earnings multiplier benefit rider, and the new owner is under age 76, the rider will continue. The benefit will be adjusted to reflect the attained age of the new owner as the issue age. We will use the Maximum Base and Benefit Base percentages in effect on the original rider date to calculate the benefit. If the new owner is age 76 or over, the rider will terminate. If you have not elected the earnings multiplier benefit rider, the new owner may not add the rider upon the change of ownership. If you have elected another optional rider, the rider will terminate upon a change of ownership.

A change of owner likely has tax consequences. **See "FEDERAL TAX CONSIDERATIONS" in this prospectus.**

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the Contract. In the event of joint owners all must agree to change a beneficiary.

In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an income phase payment option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to Customer Service. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

Purchase and Availability of the Contract

Please note that this Contract is no longer available.

We will issue a Contract only if both the annuitant and the contract owner are age 85 or younger. The initial premium payment must be $10,000 or more ($1,500 for qualified Contracts). You may make additional payments of at least $500 or more ($50 for qualified Contracts) at any time after the free look period and up to the contract anniversary after your 85th birthday. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. An initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,500,000 requires our prior approval. The Contract may not be available to all ages through all broker dealers.

The Contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. You should not buy this Contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this Contract. **When considering an investment in the Contract, you should consult with your investment professional about your financial goals, investment time horizon and risk tolerance.**

Replacing an existing insurance contract with this Contract may not be beneficial to you. Before purchasing the Contract, determine whether your existing contract will be subject to any fees or penalties upon surrender. Also, compare the fees, charges, coverage provisions and limitations, if any, of your existing contract with those of the Contract described in this prospectus.

IRAs and other qualified plans already have the tax-deferral feature found in this Contract. For an additional cost, the Contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified Contract unless you want these other features and benefits, taking into account their cost. **See "FEES AND EXPENSES" in this prospectus. If you are considering an Enhanced Death Benefit Option and/or the Earnings Multiplier Benefit rider and your Contract will be an IRA, see "FEDERAL TAX CONSIDERATIONS – Tax Consequences of Living Benefits and Enhanced Death Benefits" in this prospectus.**

We and our affiliates offer other variable products that may offer some of the same investment portfolios. These products have different benefits and charges, and may or may not better match your needs. If you are interested in learning more about these other products, contact Customer Service or your registered representative.

Crediting of Premium Payments

We will process your initial premium within two business days after receipt, if the application and all information necessary for processing the Contract are complete. We will process subsequent premium payments within one business day if we receive all information necessary. In certain states we also accept initial and additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to five business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within five days, we will consider the application incomplete. For initial premium payments designated for a subaccount of Separate Account B, we will credit the payment at the accumulation unit value next determined after we receive your premium payment and the completed application. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account B specified by you within two business days.

If your premium payment was transmitted by wire order from your broker/dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker/dealer.
- If either your state or broker/dealer do not permit us to issue a Contract without an application, we reserve the right to rescind the Contract if we do not receive and accept a properly completed application or enrollment form within five days of the premium payment. If we do not receive the application or form within five days of the premium payment, we will refund the contract value plus any charges we deducted, and the Contract will be voided. Some states require that we return the premium paid; or
- If your state and broker/dealer allow us to issue a Contract without an application, we will issue and mail the Contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until Customer Service receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker/dealer may execute any financial transactions on your Contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) proportionally according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in these calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payment(s) proportionally among the other subaccount(s) in your current allocation. For any subsequent premium payments, we will credit the payment designated for a subaccount of Separate Account B at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account B with respect to your Contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account B or the Fixed Account be allocated to a subaccount specially designated by the Company (currently, the Voya Government Liquid Assets subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000 for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment and not issuing the Contract.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing or by calling (800) 366-0066.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your contract value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

Administrative Procedures

We may accept a request for Contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

Contract Value

We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (1) the contract value in the Fixed Interest Allocations; and (2) the contract value in each subaccount in which you are invested.

Contract Value in Fixed Interest Allocations. The contract value in your Fixed Interest Allocation is the sum of premium payments allocated to the Fixed Interest Allocation under the Contract, plus contract value transferred to the Fixed Interest Allocation, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Allocation (including any Market Value Adjustment applied to such withdrawal), contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

Contract Value in the Subaccounts. On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid and designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the Contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the Voya Government Liquid Assets subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:
1) We take the contract value in the subaccount at the end of the preceding business day.
2) We multiply 1) by the subaccount's Net Rate of Return since the preceding business day.
3) We add 1) and 2).
4) We add to 3) any additional premium payments, and then add or subtract any transfers to or from that subaccount.
5) We subtract from 4) any withdrawals and any related charges, and then subtract any contract fees (including any rider charges) and premium taxes.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations and any Market Value Adjustment. **See APPENDIX C and the Fixed Account I prospectus for a description of the calculation of cash surrender value under any Fixed Interest Allocation.** We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: (1) we start with your contract value; (2) adjust for any Market Value Adjustment; and (3) deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), any optional benefit rider charge and any other charges incurred but not yet deducted.

Surrendering to Receive the Cash Surrender Value. You may surrender the Contract at any time while the annuitant is living and before the annuity start date. A surrender is effective on the date we receive your written request and the Contract at Customer Service. After we receive all paperwork required for us to process your surrender, we will determine and pay the cash surrender value at the price next determined. Once paid, all benefits under the Contract will terminate. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within seven days.

Consult your tax and/or legal adviser regarding the tax consequences associated with surrendering your Contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

Addition, Deletion or Substitution of Subaccounts and Other Changes

We may make additional subaccounts available to you under the Contract. These subaccounts will invest in investment portfolios we find suitable for your Contract. We may also withdraw or substitute investment portfolios, subject to the conditions in your Contract and compliance with regulatory requirements.

We do not guarantee that each investment portfolio will always be available for investment through the Contract. If we feel that investment in any of the investment portfolios has become inappropriate to the purposes of the Contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more accounts or substitute another portfolio for existing and future investments. If you elected the dollar cost averaging, systematic withdrawals or automatic rebalancing programs, or if you have other outstanding instructions and we substitute or otherwise eliminate a portfolio subject to those instructions, we will execute your instructions using the substituted or proposed replacement portfolio, unless you request otherwise. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless you provide us with alternative allocation instructions. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

Subject to SEC approval, we reserve the right to: (1) deregister Separate Account B under the 1940 Act; (2) operate Separate Account B as a management company under the 1940 Act if it is operating as a unit investment trust; (3) operate Separate Account B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (4) restrict or eliminate any . as to Separate Account B; (5) combine Separate Account B with other accounts; and (6) transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the Contract belongs.

We will provide you with written notice before we make any of these changes.

We do not recommend or endorse any particular fund, and we do not provide investment advice.

Fixed Interest Allocation (The Fixed Account or Fixed Interest Division)

The Fixed Account is a segregated asset account which contains the assets that support a contract owner's Fixed Interest Allocations. **See APPENDIX C and the Fixed Account I prospectus for more information. In the event the Fixed Account is not available in your state, then the Fixed Interest Allocation is the Fixed Interest Division. Accordingly, see APPENDIX D, instead, for more information.** To obtain a copy of the Fixed Account I prospectus, write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov). The Offering Brochure for the Fixed Interest Division is also available by contacting Customer Service.

Optional Riders

Subject to state availability, you may elect one of the three optional benefit riders discussed below. **You may add only one of these three riders to your Contract. Each rider has a separate charge.** Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your Contract. **Please see "CHARGES AND FEES –** *Optional Rider Charges***" for information on rider charges.**

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you select one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific investment portfolio under the Contract. You should consult a qualified financial adviser in evaluating the riders.

The optional riders may not be approved in all states. Check with Customer Service for availability in your state. The telephone number is (800) 366-0066.

Rider Date. The rider date is the date an optional benefit rider becomes effective. The rider date is also the contract date if you purchase the rider when the Contract is issued.

No Cancellation. Once you purchase a rider, you may not cancel it unless you cancel the Contract during the Contract's free look period, surrender, annuitize or otherwise terminate the Contract. These events automatically cancel any rider. Once the Contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

Termination. The optional riders are "living benefits," which means the guaranteed benefits offered by the riders are intended to be available to you while you are living and while your Contract is in the accumulation phase. The optional riders automatically terminate if you:
- Annuitize, surrender or otherwise terminate your Contract during the accumulation phase; or
- Die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the Contract.

The optional riders will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances which may cause a particular optional rider to terminate automatically are discussed below with each rider.

Minimum Guaranteed Accumulation Benefit Rider ("MGAB")

The MGAB rider is an optional benefit which provides you with an MGAB intended to guarantee a minimum contract value at the end of a specified waiting period. Only premiums added to your Contract during the first two-year period after your rider date are included in the MGAB Base. Any additional premium payments added after the second rider anniversary are not included in the MGAB Base. Thus, the MGAB rider may not be appropriate for you if you plan to add substantial premium payments after your second rider anniversary.

The MGAB is a one-time adjustment to your contract value if your contract value on the MGAB Date is less than the MGAB Base. The MGAB Date is the next business day after the applicable waiting period. We calculate your Minimum Guaranteed Accumulation Benefit on this date. The MGAB rider may offer you protection if your Contract loses value during the MGAB waiting period. **For a discussion of the charges we deduct under the MGAB rider, see "CHARGES AND FEES –** *Optional Rider Charges***."**

The MGAB rider offers a ten-year option and a 20-year option, of which you may purchase only one. The 10-year option has a waiting period of ten years and, other than for allocations to Excluded Funds and certain transfers, guarantees that your contract value at the end of ten years will at least equal your initial premium payment, reduced proportionally for withdrawals. Transfers made within three years prior to the MGAB Date will also reduce the MGAB Base proportionally. The 20-year option has a waiting period of 20 years and, other than allocations to Special Funds or Excluded Funds, guarantees that your contract value at the end of 20 years will at least equal two times your initial premium payment, reduced proportionally for withdrawals and reduced for transfers made within three years prior to the MGAB Date. If you add the 20-year option rider after the contract date, any payment of premiums after the rider date, and/or investments in the Special Funds or Excluded Funds, may prevent the MGAB Base from doubling over the waiting period.

Calculating the MGAB. We calculate your MGAB as follows:

- **We first determine your MGAB Base.** The MGAB Base is only a calculation used to determine the MGAB. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your annuity income, cash surrender value and death benefits.

  The MGAB Base is tracked separately for Covered, Special and Excluded Funds, based on the initial allocation of premium (or contract value), subsequently allocated eligible premiums, withdrawals and transfers. Contract value is used as the initial value if the rider is added after the contract date. The aggregate MGAB Base is used to determine the MGAB on the MGAB Date. The aggregate MGAB Base equals the sum of:
  ▷ The MGAB Base allocated to Covered Funds;
  ▷ The MGAB Base allocated to Special Funds; and
  ▷ The **lesser of** the contract value allocated to Excluded Funds or MGAB Base allocated to Excluded Funds.

  No investment options are currently designated as Special Funds for the 10-year MGAB. The following investment options are designated as Special Funds for the 20-year MGAB:
  ▷ The Voya Government Liquid Assets Portfolio;
  ▷ The Voya Intermediate Bond Portfolio; and
  ▷ The Fixed Interest Allocation.

  For Contracts issued prior to May 1, 2003, the Voya Intermediate Bond Portfolio is not designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

  The ProFunds VP Rising Rates Opportunities Portfolio is also a Special Fund, but was closed to new allocations effective April 30, 2007. For Contracts issued prior to September 2, 2003, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

  No investment options are currently designated as Excluded Funds.

  The MGAB Base for both the Covered Funds and the Excluded Funds equals the allocated eligible premiums, adjusted for subsequent withdrawals and transfers, accumulated until the MGAB Date at 0% for the 10-year MGAB and 3.53% for the 20-year MGAB.

  The MGAB Base for Special Funds equals the allocated eligible premiums, adjusted for subsequent withdrawals and transfers. There is no accumulation of MGAB Base for Special Funds for either the 10-year or 20-year MGAB.

  If you purchased the MGAB optional benefit rider after the contract date, your MGAB Base equals your allocated contract value, plus premiums added during the two-year period after your rider date, accumulated at the appropriate MGAB rate described above, and adjusted for withdrawals and transfers.

  We use the MGAB Charge Base to determine the periodic MGAB rider charges. The MGAB Charge Base equals the eligible premiums, adjusted for subsequent withdrawals and transfers, as allocated by fund category. The MGAB Charge Base is tracked separately for Covered, Special and Excluded Funds, and separate rates may apply to each. Currently, the same deduction method and rate apply to all categories.

  Withdrawals reduce the MGAB Base and MGAB Charge Base proportionally. The percentage reduction in the MGAB Base and MGAB Charge Base for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal.

  Net Transfers from Covered Funds or Special Funds to Excluded Funds reduce the MGAB Base and MGAB Charge Base allocated to Covered Funds or Special Funds proportionally. Any resulting increase in MGAB Base and MGAB Charge Base allocated to Excluded Funds will equal the reduction in the MGAB Base and MGAB Charge Base allocated to Covered Funds or Special Funds. There will be no such increase if the transfer occurs within three years of the MGAB Date.

Net Transfers from Excluded Funds to other funds reduce the MGAB Base and MGAB Charge Base allocated to Excluded Funds proportionally. The resulting increase in MGAB Base and MGAB Charge Base allocated to other funds will equal the **lesser of** the contract value transferred and the change in the MGAB Base and MGAB Charge Base allocated to Excluded Funds. There will be no such increase if the transfer occurs within 3 years of the MGAB Date.

Any transfer within three years of the MGAB Date (regardless of the funds involved) reduces the MGAB Base and MGAB Charge Base for Covered, Special or Excluded Funds, as applicable, proportionally, based on the percentage of contract value transferred, without any corresponding increase.

- **We then subtract your contract value on the MGAB Date from your aggregate MGAB Base.** The contract value that we subtract includes both the contract value in the subaccounts in which you are invested and the contract value in your Fixed Interest Allocations, if any.

- **Any positive difference is your MGAB.** If there is a MGAB, we will automatically credit it on the MGAB Date to the subaccounts in which you are invested proportionally based on the proportion of your contract value in the subaccounts on that date. If you do not have an investment in any subaccount on the MGAB Date, we will allocate the MGAB to the Voya Government Liquid Assets subaccount on your behalf. After we credit the MGAB, the amount of your annuity income, cash surrender value and death benefits will reflect the crediting of the MGAB to your contract value to the extent the contract value is used to determine such value.

Purchase. To purchase the MGAB rider, you must be age 80 or younger on the rider date if you choose the 10-year option and age 65 or younger on the rider date if you choose the 20-year option. The waiting period must end at or before your annuity start date. The MGAB rider may be purchased: (1) on the contract date; and (2) within 30 days following the contract date. For Contracts issued more than 30 days before the date this rider first became available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

The MGAB Date. If you purchased the MGAB rider on the contract date or added the MGAB rider within 30 days following the contract date, the MGAB Date is your tenth contract anniversary for the 10-year option or twentieth contract anniversary for the 20-year option. If you added the MGAB rider during the 30-day period preceding your first contract anniversary after the date of this prospectus, your MGAB Date will be the first contract anniversary occurring after ten years (for the 10-year option) or 20 years (for the 20-year option) after the rider date. The MGAB rider is not available if the MGAB Date would fall beyond the latest annuity start date.

Cancellation. If you elected the 20-year option, you have a one-time right to cancel the MGAB rider on your first contract anniversary that is at least ten years after the rider date. If you purchased the MGAB rider during the 30-day period following the contract date, your one-time right to cancel the rider occurs on the tenth anniversary of your contract date. To cancel, you need to send written notice to Customer Service at least 30 days before such anniversary date. If you terminate the MGAB rider before the MGAB Date, we will not credit you with the MGAB and we will assess proportionally the portion of the MGAB rider charge for the current quarter.

Notification. We will report any crediting of the MGAB in your first quarterly statement following the MGAB Date.

Minimum Guaranteed Income Benefit Rider ("MGIB")

The MGIB rider is an optional benefit which guarantees a minimum amount of annuity income will be available to you if you annuitize on the MGIB Date, regardless of fluctuating market conditions. The amount of the Minimum Guaranteed Income Benefit will depend on the amount of premiums you pay during the five contract years after you purchase the rider, the amount of contract value you allocate or transfer to Special Funds or Excluded Funds, the MGIB Rate, the adjustment for Special Fund or Excluded Fund transfers, and any withdrawals you take while the rider is in effect. Thus, investing in Special Funds or Excluded Funds may limit the MGIB.

The following investment options are designated as Special Funds for purposes of calculating the MGIB:
- The Voya Government Liquid Assets Portfolio;
- The Voya Intermediate Bond Portfolio; and
- The Fixed Interest Allocation.

For Contracts issued prior to May 1, 2003, the Voya Intermediate Bond Portfolio is not designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

The ProFunds VP Rising Rates Opportunities Portfolio is also a Special Fund, but was closed to new allocations effective April 30, 2007. For Contracts issued prior to September 2, 2003, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

No investment options are currently designated as Excluded Funds.

The MGIB Rate is currently 7%. We may, at our discretion, discontinue offering this rate. The MGIB Rate is an annual effective rate.

For a discussion of the charges we deduct under the MGIB rider, see "CHARGES AND FEES — *Optional Rider Charges*."

Ordinarily, the amount of income that will be available to you on the annuity start date is based on your contract value, the annuity option you selected and the guaranteed or the income factors in effect on the date you annuitize. If you purchase the MGIB rider, the amount of income that will be available to you upon annuitization on the MGIB Date is the greatest of:
- Your annuity income based on your contract value adjusted for any Market Value Adjustment **(see APPENDIX C)** on the MGIB Date applied to the guaranteed income factors specified in your Contract for the annuity option you selected;
- Your annuity income based on your contract value adjusted for any Market Value Adjustment **(see APPENDIX C)** on the MGIB Date applied to the then-current income factors in effect for the annuity option you selected; and
- The MGIB annuity income based on your MGIB Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Base for any surrender charge, premium tax recovery and Market Value Adjustment **(see APPENDIX C)** that would otherwise apply at annuitization.

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your Contract.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under provisions of the Contract or other riders will not increase the MGIB Benefit Base or Maximum MGIB Base.

The MGIB Benefit Base is tracked separately for Covered, Special and Excluded Funds, based on initial allocation of eligible premium (or contract value), and subsequently allocated eligible premiums, withdrawals and transfers. Contract value is used as the initial value if the rider is added after the contract date.

Prior to your latest annuity start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. We require a 10-year waiting period before you can annuitize the MGIB rider benefit. The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent contract anniversary. At your request, the Company may in its discretion extend the latest contract annuity start date without extending the MGIB Date.

Determining the MGIB Charge Base. The MGIB Charge Base is the greater of the MGIB Rollup Base and the MGIB Ratchet Base.

1) The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), (b) and (c) where:
   (a) is the MGIB Rollup Base for Covered Funds;
   (b) is the MGIB Rollup Base for Special Funds; and
   (c) is the MGIB Rollup Base for Excluded Funds; and
2) The MGIB Ratchet Base is equal to the sum of (a) and (b) where:
   (a) is the MGIB Ratchet Base for Covered and Special Funds; and
   (b) is the MGIB Ratchet Base for Excluded Funds.

Determining the MGIB Annuity Income. On the MGIB Date, we calculate your MGIB annuity income as follows:

- **We first determine your MGIB Benefit Base:** The MGIB Benefit Base is equal to the greater of the MGIB Rollup Benefit Base and the MGIB Ratchet Benefit Base.

Calculation of MGIB Rollup Benefit Base:

The MGIB Rollup Base equals the lesser of the Maximum MGIB Base and the sum of 1), 2) and 3) where:
1) is the MGIB Rollup Base for Covered Funds;
2) is the MGIB Rollup Base for Special Funds; and
3) is the contract value allocated to Excluded Funds;

The Maximum MGIB Base applicable to the MGIB Rollup Base is 300% of eligible premiums adjusted proportionally for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Base is not allocated by Fund category.

The MGIB Rollup Base allocated to Covered Funds equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rollup Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Benefit Base reaching the Maximum MGIB Base, and at 0% thereafter.

The MGIB Rollup Base allocated to Special Funds equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base Allocated to Special Funds does not accumulate.

The MGIB Rollup Base allocated to Excluded Funds equals the eligible premiums allocated to Excluded Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Benefit Base reaching the Maximum MGIB Base, and at 0% thereafter. **The MGIB Rollup Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Rollup Base used to determine benefits.**

Eligible premiums are those added more than five years before the earliest MGIB Benefit Date. Premiums paid after that are excluded from the MGIB Rollup Base.

The MGIB Rollup Rate is currently 7%. We may, at our discretion, discontinue offering this rate. The MGIB Rollup Rate is an annual effective rate.

Withdrawals reduce the MGIB Rollup Base proportionally. The percentage reduction in the MGIB Rollup Base for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. For example, the value of the MGIB Rollup Base in Covered Funds after a withdrawal from one or more Covered Funds equals the value of the MGIB Rollup Base in Covered Funds before the withdrawal times the contract value in Covered Funds after the withdrawal divided by the contract value in Covered Funds before the withdrawal.

Net transfers from Covered Funds will reduce the MGIB Rollup Base allocated to Covered Funds proportionally. The resulting increase in the MGIB Rollup Base allocated to Special or Excluded Funds, as applicable, will equal the reduction in the MGIB Rollup Base allocated to Covered Funds.

Net transfers from Special Funds will reduce the MGIB Rollup Base allocated to Special Funds proportionally. The resulting increase in the MGIB Rollup Base allocated to Covered or Excluded Funds, as applicable, will equal the reduction in the MGIB Rollup Base allocated to Special Funds.

Net transfers from Excluded Funds will reduce the MGIB Rollup Base allocated to Excluded Funds proportionally. The resulting increase in the MGIB Rollup Base allocated to Covered or Special Funds, as applicable, will equal the lesser of the net contract value transferred and the change in the MGIB Rollup Base allocated to Excluded Funds.

Calculation of MGIB Ratchet Benefit Base:

The MGIB Ratchet Benefit Base equals the sum of 1) and 2) where:
1) Is the MGIB Ratchet Base for Covered Funds and Special Funds; and
2) Is the contract value for Excluded Funds.

The MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds equals:
1) On the rider date, eligible premiums, or the contract value, if applicable, allocated to Covered Funds, Special Funds and Excluded Funds;
2) On each "quarterly anniversary date" prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds is set equal to the greater of:
   (a) the current contract value allocated to Covered Funds, Special Funds and Excluded Funds (after any deductions occurring on that date); and
   (b) the MGIB Ratchet Base for Covered Funds, Special Funds and Excluded Funds from the most recent prior quarterly anniversary date, adjusted for any new eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds, and transfers.
3) At other times, the MGIB Ratchet Base for Covered Funds, Special Funds or Excluded Funds is the MGIB Ratchet Base from the prior quarterly anniversary date, adjusted for subsequent eligible premiums and withdrawals attributable to Covered Funds, Special Funds or Excluded Funds, and transfers.

The MGIB Ratchet Base allocated to Excluded Funds is used only for transfer adjustments and rider charges. It is not included in the MGIB Ratchet Benefit Base used to determine benefits.

Effect of Transfers on MGIB Ratchet Base. Net transfers from Covered or Special Funds to Excluded Funds will reduce the MGIB Ratchet Base allocated to Covered and Special Funds proportionally. The resulting increase in the MGIB Ratchet Base allocated to Excluded Funds will equal the reduction in the MGIB Ratchet Base allocated to Covered and Special Funds.

Net transfers from Excluded Funds to Covered or Special Funds will reduce the MGIB Ratchet Base allocated to Excluded Funds proportionally. The resulting increase in the MGIB Ratchet Base allocated to Covered and Special Funds will equal the lesser of the net contract value transferred and the change in the MGIB Ratchet Base allocated to Excluded Funds.

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

- **Then we determine the MGIB annuity income by multiplying your MGIB Benefit Base (adjusted for any Market Value Adjustment, surrender charge and premium taxes) by the income factor, and then divide by $1,000.**

MGIB Income Options. The following are the MGIB Income Options available under the MGIB Rider:
- Income for Life (Single Life or Joint with 100% Survivor) and 10-20 year certain;
- Income for a 20-30 year period certain; and
- Any other income plan offered by the Company in conjunction with the MGIB rider on the MGIB Benefit Date.

You may elect to have payments under the Income for Life and Income for a 20-30 year period certain MGIB Income Options increase annually at 1%, 2% or 3%.

Once during the life of the Contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB Income Options available under the Rider. This option may only be exercised on a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in the prospectus. The contract value will be reduced on a proportional basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The exercise of this partial annuitization of the MGIB Benefit Base does not affect your right to annuitize under the Contract without regard to the rider. The amount applied to the partial annuitization will be treated as a withdrawal for purposes of adjusting contract and rider values.

Purchase. The MGIB rider is no longer available for purchase, including purchase by owners of existing Contracts.

The MGIB Date. Your MGIB Date is the next contract anniversary occurring after the rider date when you decide to exercise your right to annuitize under the MGIB rider, or any other special exercise date that we may make available upon prior written notice.

No Change of Annuitant. Once you purchase the MGIB rider, the annuitant may not be changed except for the following exception. If an annuitant who is not a contract owner dies prior to annuitization, a new annuitant may be named in accordance with the provisions of your Contract. The MGIB Base is unaffected and continues to accumulate.

Notification. On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity benefit available if you choose to exercise it. We will determine the actual amount of the MGIB annuity benefit as of the MGIB Date.

The MGIB rider does not restrict or limit your right to annuitize the Contract at any time permitted under the Contract. The MGIB rider does not restrict your right to annuitize the Contract using contract values that may be higher than the MGIB annuity benefit.

The benefits associated with the MGIB rider are available only if you annuitize your Contract under the rider and in accordance with the provisions set forth above. Annuitizing using the MGIB may result in a more favorable stream of income payments, and different tax consequences, under your Contract. Because the MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the Contract's applicable annuity factors. You should consider all of your options at the time you begin the income phase of your Contract.

Minimum Guaranteed Withdrawal Benefit Rider ("MGWB")

The MGWB rider, marketed under the name, Voya PrincipalGuard Withdrawal Benefit, is an optional benefit which guarantees that if your contract value is reduced to zero, you will receive periodic payments equal to all premium payments paid during the first two contract years ("Eligible Payment Amount") adjusted for any prior withdrawals. To maintain this guarantee, withdrawals in any contract year may not exceed 7% of your adjusted Eligible Payment Amount. If your contract value is reduced to zero, your periodic payments will be 7% of your Eligible Payment Amount every year. Payments continue until your MGWB Withdrawal Account is reduced to zero. **For a discussion of the charges we deduct under the MGWB rider, see "CHARGES AND FEES – *Optional Rider Charges*."** Each payment you receive under the MGWB rider will be taxed as a withdrawal and may be subject to a penalty tax. **See "WITHDRAWALS" and "FEDERAL TAX CONSIDERATIONS" for more information.** Your original Eligible Payment Amount depends on when you purchase the MGWB rider and equals:

- Your premium payments received during the first two contract years, if you purchased the MGWB rider on the contract date; otherwise
- Your contract value on the rider date, including any premiums received that day, and any subsequent premium payments received during the two-year period commencing on the rider date.

The MGWB Withdrawal Account. The MGWB Withdrawal Account is only a calculation which represents the remaining amount available for periodic payments under the MGWB rider. It does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It will not affect your annuitization, surrender and death benefits.

The MGWB Withdrawal Account is equal to the Eligible Payment Amount, tracked separately for Covered and Excluded Funds, adjusted for any withdrawals and transfers between Covered and Excluded Funds. **The MGWB Withdrawal Account equals the sum of: (1) the MGWB Withdrawal Account allocated to Covered Funds, and (2) the lesser of (a) the MGWB Withdrawal Account allocated to Excluded Funds and (b) the contract value in Excluded Funds. Thus, investing in the Excluded Funds may limit the MGWB Withdrawal Account.**

No investment options are currently designated as Excluded Funds for the Minimum Guaranteed Withdrawal Benefit.

Withdrawals of up to 7% per year of the Eligible Payment Amount will reduce the value of your MGWB Withdrawal Account by the dollar amount of the withdrawal for Covered Funds and proportionally for Excluded Funds, based on the source of the withdrawal. Any withdrawals greater than the 7% per year of the Eligible Payment Amount will cause a reduction in the MGWB Withdrawal Account of the Covered and Excluded Funds, by the proportion that the withdrawal bears to the contract value in Covered and Excluded Funds, respectively, at the time of the withdrawal. If a single withdrawal involves both Covered and Excluded Funds and exceeds 7%, the withdrawal will be treated as taken first from Covered Funds. Any withdrawals greater than 7% per year of the Eligible Payment Amount will also cause a reduction in the Eligible Payment Amount by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. Once your contract value is zero, any periodic payments paid under the MGWB rider also reduce the MGWB Withdrawal Account. If a withdrawal reduces the MGWB Withdrawal Account to zero, the MGWB rider terminates and no further benefits are payable under the rider.

Net transfers from Covered Funds to Excluded Funds will reduce the MGWB Withdrawal Account allocated to Covered Funds on a proportional basis. The resulting increase in the MGWB Withdrawal Account allocated to Excluded Funds equals the reduction in the MGWB Withdrawal Account for Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the MGWB Withdrawal Account allocated to Excluded Funds on a proportional basis. The resulting increase in the MGWB Withdrawal Account allocated to Covered Funds will equal the lesser of the reduction in the MGWB Withdrawal Account for Excluded Funds or the net contract value transferred.

Guaranteed Withdrawal Status. You may continue to make withdrawals in any amount permitted under your Contract so long as your contract value is greater than zero. **See "WITHDRAWALS."** However, making any withdrawals in any year greater than 7% per year of the Eligible Payment Amount will reduce the Eligible Payment Amount for future withdrawals and payments under the MGWB rider by the proportion that the withdrawal bears to the contract value at the time of the withdrawal. The MGWB rider will remain in force and you may continue to make withdrawals each year so long as:
- Your contract value is greater than zero;
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died (unless your spouse has elected to continue the Contract), changed the ownership of the Contract or surrendered the Contract.

The standard Contract provision limiting withdrawals to no more than 90% of the cash surrender value is not applicable under the MGWB rider.

Automatic Periodic Benefit Status. Under the MGWB rider, in the event your contract value is reduced to zero, your Contract is given Automatic Periodic Benefit Status, if:
- Your MGWB Withdrawal Account is greater than zero;
- You have not reached your latest allowable annuity start date;
- You have not elected to annuitize your Contract; and
- You have not died, changed the ownership of the Contract or surrendered the Contract.

Once your Contract is given Automatic Periodic Benefit Status, we will pay you the annual MGWB periodic payments, beginning on the next contract anniversary. These payments are equal to the lesser of the remaining MGWB Withdrawal Account or 7% annually of your Eligible Payment Amount, until the earliest of: (1) your Contract's latest annuity start date; (2) the death of the owner; or (3) your MGWB Withdrawal Account is exhausted. We will reduce the MGWB Withdrawal Account by the amount of each payment. Once your Contract is given Automatic Periodic Benefit Status, we will not accept any additional premium payments in your Contract and the Contract will not provide any benefits except those provided by the MGWB rider. Any other rider terminates. Your Contract will remain in Automatic Periodic Benefit Status until the earliest of: (1) payment of all MGWB periodic payments; (2) payment of the Commuted Value (defined below); or (3) the owner's death.

On the Contract's latest annuity start date, in lieu of making the remaining MGWB periodic payments, we will pay you the Commuted Value of your MGWB periodic payments remaining. We may, at our option, extend your annuity start date in order to continue the MGWB periodic payments. The Commuted Value is the present value of any then-remaining MGWB periodic payments at the current interest rate plus 0.50%. The current interest rate will be determined by the average of the Ask Yields for U.S. Treasury STRIPS as quoted by a national quoting service for period(s) applicable to the remaining payments. Once we pay you the last MGWB periodic payment or the Commuted Value, your Contract and the MGWB rider terminate.

Death Benefit During Automatic Periodic Benefit Status. The death benefit payable during Automatic Periodic Benefit Status is your MGWB Withdrawal Account which equals the sum of the remaining MGWB periodic payments.

Purchase. To purchase the MGWB rider, you must be age 80 or younger on the Rider Date. The MGWB rider must be purchased on the contract date. If the rider is not yet available in your state, the Company may in its discretion allow purchase of this rider during the 30-day period preceding the first contract anniversary after the date of this prospectus, or the date of state approval, whichever is later.

For a discussion of the charges we deduct under the MGWB rider, see "CHARGES AND FEES – *Optional Rider Charges*." Each payment you receive under the MGWB rider will be taxed as a withdrawal and may be subject to a penalty tax. **See "WITHDRAWALS" and "FEDERAL TAX CONSIDERATIONS" for more information.**

Other Contracts

We and our affiliates offer various other products with different features and terms than the Contracts, and that may offer some or all of the same investment portfolios. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of contract values allocated to investment portfolios of the funds affiliated with Voya. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact Customer Service or your registered representative.

WITHDRAWALS

Except under certain qualified Contracts, you may withdraw all or part of your money any time during the accumulation phase and before the death of the contract owner. If you request a withdrawal for more than 90% of the cash surrender value, and the remaining cash surrender value after the withdrawal is less than $2,500, we will treat it as a request to surrender the Contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you will incur a surrender charge. The Free Withdrawal Amount in any contract year is 15% of your contract value on the date of the withdrawal less any withdrawals during that contract year.

You need to submit to us a request specifying the Fixed Interest Allocations or subaccounts from which to withdraw amounts, otherwise we will make the withdrawal on a proportional basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will apply a Market Value Adjustment to any withdrawal from your Fixed Interest Allocation taken more than 30 days before its maturity date. Definitive guidance on the proper federal tax treatment of the Market Value Adjustment has not been issued. You may want to discuss the potential tax consequences of a Market Value Adjustment with your tax and/or legal adviser. We will determine the contract value as of the close of business on the day we receive your withdrawal request at Customer Service. The contract value may be more or less than the premium payments made.

If the aggregate percentage cap on allocations to the Restricted Funds has been exceeded, any subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. If a requested withdrawal would cause the percentage cap to be exceeded, the amount of the withdrawal in excess of the cap would be taken proportionally from all variable subaccounts.

Please be aware that the benefit we pay under certain optional benefit riders will be reduced by any withdrawals you take while the optional benefit rider is in effect. Withdrawals may be subject to taxation and tax penalties.

We offer the following three withdrawal options:

Regular Withdrawals

After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100. We will apply a Market Value Adjustment to any regular withdrawal you take from a Fixed Interest Allocation more than 30 days before its maturity date. **See APPENDIX C and the Fixed Account I prospectus for more information on the application of Market Value Adjustment.**

Systematic Withdrawals

You may choose to receive automatic systematic withdrawal payments: (1) from the contract value in the subaccounts in which you are invested; or (2) from the interest earned in your Fixed Interest Allocations. You may not elect the systematic withdrawal option if you are taking IRA withdrawals. Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds, and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken proportionally from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non-proportional basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a proportional basis from all subaccounts in which contract value is invested.

You decide the date on which you would like your systematic withdrawals to start. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicted the date, your systematic withdrawals will occur on the next business day after your contract date (or the monthly or quarterly anniversary thereof) for your desired frequency.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be: (1) a fixed dollar amount; or (2) an amount based on a percentage of your contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

Frequency	Maximum Percentage of Contract Value
Monthly	1.25%
Quarterly	3.75%
Annually	15.00%

Your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature discussed below which you may add to your regular fixed dollar systematic withdrawal program.

If your systematic withdrawal is based on a percentage of your contract value and the amount to be withdrawn based on that percentage would be less than $100, we will contact you and seek alternative instructions. Unless you provide alternative instructions, if the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

We limit systematic withdrawals from Fixed Interest Allocations to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals are not subject to a Market Value Adjustment, unless you have added the Fixed Dollar Systematic Withdrawal Feature discussed below and the payments exceed interest earnings. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least seven days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so. The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). Stretch payments will be subject to the same limitations as systematic withdrawals, and nonqualified stretch payments will be reported on the same basis as other systematic withdrawals.

Fixed Dollar Systematic Withdrawal Feature

You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges or Market Value Adjustments. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(q) and 72(t) of the Tax Code. You choose the amount of the fixed systematic withdrawals, which may total up to a maximum of 15% of your contract value as determined on the day we receive your election of this feature. We will not recalculate the maximum limit when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will assess a Market Value Adjustment on the withdrawal date if the withdrawal from a Fixed Interest Allocation exceeds your interest earnings on the withdrawal date. We will apply the surrender charge and any Market Value Adjustment directly to your contract value (rather than to the withdrawal) so that the amount of each systematic withdrawal remains fixed.

Fixed dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(q) or 72(t) of the Tax Code may exceed the maximum. Such withdrawals are subject to surrender charges and Market Value Adjustments when they exceed the applicable maximum percentage.

IRA Withdrawals

If you have a non-Roth IRA Contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You choose the frequency of your IRA withdrawals (monthly, quarterly or annually) and the start date. This date must be at least 30 days after the contract date and no later than the 28th day of the month. Subject to these rules, if you have not indicated the date, your IRA withdrawals will occur on the next business day after your contract date for your desired frequency.

You may request us to calculate the amount you are required to withdraw from your Contract each year based on the information you give us and various choices you make. **For information regarding the calculation and choices you have, see the SAI.** Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your Contract each year. The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to Customer Service at least seven days before the next scheduled withdrawal date.

An IRA withdrawal from a Fixed Interest Allocation in excess of the amount allowed under systematic withdrawals will be subject to a Market Value Adjustment.

Consult your tax and/or legal adviser regarding the tax consequences associated with taking withdrawals. You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. **See "FEDERAL TAX CONSIDERATIONS" for more details.**

TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY)

Between the end of the free look period and the annuity start date, you may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations. We currently do not charge you for transfers made during a contract year, but reserve the right to charge for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.** We will apply a Market Value Adjustment to transfers from a Fixed Interest Allocation taken more than 30 days before its maturity date, unless the transfer is made under the dollar cost averaging program. Keep in mind that transfers between Covered Funds, Special Funds and Excluded Funds and other investment portfolios may negatively impact your death benefit or rider benefits.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Please be aware that the benefit we pay under an optional benefit rider may be affected by certain transfers you make while the rider is in effect. Transfers, including those involving Special Funds or Excluded Funds, may also affect your optional rider base. **See "THE ANNUITY CONTRACT — *Optional Riders*."**

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify Customer Service and all other administrative requirements must be met. We will determine transfer values at the end of the business day on which we receive the transfer request at Customer Service. If we receive your transfer request after 4 p.m. eastern time or the close of regular trading of the NYSE, we will make the transfer on the next business day.

Separate Account B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

Limits on Frequent or Disruptive Transfers

The Contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**

- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the Contract.

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new premium payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit ("VRU"), telephone calls to the Customer Service, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the Contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Dollar Cost Averaging

You may elect to participate in our dollar cost averaging program through either the Voya Government Liquid Assets Portfolio subaccount or a Fixed Interest Allocation, subject to availability, starting 30 days after the contract date. These investment options serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to the subaccounts you specify. There is no additional charge for dollar cost averaging. Dollar cost averaging is not available with automatic rebalancing and may be subject to limited availability with systematic withdrawals.

We also may offer dollar cost averaging Fixed Interest Allocations for durations of six months and one year, subject to availability, exclusively for use with the dollar cost averaging program.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Dollar cost averaging requires a minimum monthly transfer amount of $100. We will transfer all your money allocated to that source account into the subaccount(s) you specify in equal payments over the relevant duration. The last payment will include earnings accrued over the duration. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount.

Transfers under the dollar cost averaging program are not subject to a Market Value Adjustment. However, if you terminate the dollar cost averaging program for a dollar cost averaging Fixed Interest Allocation and there is money remaining in the dollar cost averaging Fixed Interest Allocation, we will transfer the remaining money to the Voya Government Liquid Assets subaccount. Such transfer will trigger a Market Value Adjustment if the transfer is made more than 30 days before the maturity date of the dollar cost averaging Fixed Interest Allocation.

If you do not specify to which subaccounts you want to transfer the dollar amount of the source account, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to Customer Service at least seven days before the next transfer date.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "**APPENDIX B — *The Investment Portfolios*.**" Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review again your dollar cost averaging election for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below:

- **Amount added to source account:** If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then-current allocation of contract value to the Restricted Fund(s) and the then-current value of the amount designated to be transferred to that Restricted Fund(s).
- **Additional premium paid:** Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If you request more than the individual limit be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated proportionally to the Restricted Funds; and
- **Reallocation request is made while the dollar cost averaging program is active:** If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering dollar cost averaging Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Such change will not affect any dollar cost averaging programs in operation at the time.

Automatic Rebalancing

If you have at least $10,000 of contract value invested in the subaccounts of Separate Account B, you may elect to have your investments in the subaccounts automatically rebalanced. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. Transfers made pursuant to automatic rebalancing do not count toward the 12-transfer limit on free transfers.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above, in this section and in "**APPENDIX B – *The Investment Portfolios*.**" If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds.

We will transfer funds under your Contract on a quarterly, semi-annual or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. Rebalancing does not affect any amounts that you have allocated to the Fixed Account. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken proportionally.

To participate in automatic rebalancing, send satisfactory notice to Customer Service. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a proportional basis. Additional premium payments and partial withdrawals made proportionally will not cause the automatic rebalancing program to terminate.

The Company may change or discontinue the automatic rebalancing program at any time.

DEATH BENEFIT CHOICES

Death Benefit During the Accumulation Phase

During the accumulation phase, a death benefit (and earnings multiplier benefit, if elected) is payable when either the contract owner or the first of joint owners or the annuitant (when a contract owner is not an individual) dies before the annuity start date. Assuming you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the Contract. We calculate the death benefit value as of the close of the business day on which we receive written notice and due proof of death, as well as any required paperwork, at Customer Service ("claim date"). If your beneficiary wants to receive the death benefit on a date later than this, it may affect the amount of the benefit payable in the future. The proceeds may be received in a single sum, applied to any of the annuity options, or, if available, paid over the beneficiary's lifetime. **See "SYSTEMATIC WITHDRAWALS" above.** A beneficiary's right to elect an annuity option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Subject to the conditions and requirements of state law, unless you elect otherwise, the distribution will generally be made into an interest bearing account, backed by our general account. **This account is not guaranteed by the FDIC and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive death benefit distributions through this account may access the entire proceeds at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and the interest credited on the account may be less than under other settlement options. We will generally distribute death benefit proceeds within seven days after Customer Service has received sufficient information to make the payment. **For information on required distributions under federal income tax laws, you should see "Required Distributions Upon Contract Owner's Death."** At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the draftbook feature of the interest bearing account by notifying Customer Service. Beneficiaries should carefully review all settlement and payment options available under the Contract and are encouraged to consult with a financial professional or tax and/or legal adviser before choosing a settlement or payment option.

You may choose one of the following Death Benefits: (1) the Standard Death Benefit; (2) the 7% Solution Enhanced Death Benefit; (3) the Annual Ratchet Enhanced Death Benefit or (4) the Max 7 Enhanced Death Benefit. The 7% Solution Enhanced Death Benefit, the Annual Ratchet Enhanced Death Benefit and the Max 7 Enhanced Death Benefit are available only if the contract owner or the annuitant (if the contract owner is not an individual) is not more than 79 years old at the time of purchase. The Enhanced Death Benefits are available only at the time you purchase your Contract. The Enhanced Death Benefits are not available where a Contract is owned by joint owners. If you do not choose a death benefit, your death benefit will be the Standard Death Benefit.

Once you choose a death benefit, you cannot change it. We may stop or suspend offering any of the Enhanced Death Benefit options to new Contracts. A change in ownership of the Contract may affect the amount of the death benefit and the Enhanced Death Benefit. The MGWB rider may also affect the death benefit.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

We use the Base Death Benefit to help determine the minimum death benefit payable under each of the death benefit options described below. You do not elect the Base Death Benefit. The Base Death Benefit is equal to the greater of:
- The contract value; and
- The cash surrender value.

The **Standard Death Benefit** equals the **greater** of:
- The Base Death Benefit; and
- The Standard Minimum Guaranteed Death Benefit ("Standard MGDB") for amounts allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered Funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Standard Death Benefit.

The Standard MGDB allocated to Covered Funds equals premiums allocated to Covered Funds less proportional adjustments for any withdrawals and transfers.

The Standard MGDB allocated to Excluded Funds equals premiums allocated to Excluded Funds less proportional adjustments for any withdrawals and transfers. This calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the Standard MGDB on a proportional basis. The percentage reduction in the Standard MGDB for each Fund category (i.e. Covered or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall Standard MGDB.

- Net transfers from Covered Funds to Excluded Funds will reduce the Standard MGDB in the Covered Funds proportionally. The increase in the Standard MGDB allocated to Excluded Funds will equal the decrease in the Standard MGDB in Covered Funds.
- Net transfers from Excluded Funds to Covered Funds will reduce the Standard MGDB in Excluded Funds proportionally. The increase in the Standard MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the decrease in the Standard MGDB in Excluded Funds.

Enhanced Death Benefit Options. Under the Enhanced Death Benefit options, if you die before the annuity start date, your beneficiary will receive the greater of the Standard Death Benefit or the Enhanced Death Benefit option elected. We may, with 30 days' notice to you, designate any investment portfolio as a Special Fund or Excluded Fund on existing Contracts with respect to new premiums added to such investment portfolio and also with respect to new transfers to such investment portfolio. Selecting a Special Fund or Excluded Fund may limit or reduce the Enhanced Death Benefit.

For the period during which a portion of the contract value is allocated to a Special Fund or Excluded Fund, we may, at our discretion, reduce the mortality and expense risk charge attributable to that portion of the contract value. The reduced mortality and expense risk charge will be applicable only during that period.

The **7% Solution Enhanced Death Benefit Element** is the greater of:
- The Standard Death Benefit; and
- The lesser of:
  ▷ 3 times all premium payments, adjusted for withdrawals (the "cap"); or
  ▷ the **sum of** the 7% Solution Minimum Guaranteed Death Benefit Element ("7% MGDB") allocated to Covered Funds, the 7% MGDB allocated to Special Funds, and the contract value allocated to Excluded Funds.

For purposes of calculating the 7% Solution Enhanced Death Benefit, the following investment options are designated as Special Funds:
- The Voya Government Liquid Assets Portfolio;
- The Voya Intermediate Bond Portfolio; and
- The Fixed Interest Allocation.

For Contracts issued prior to May 1, 2003, the Voya Intermediate Bond Portfolio is not designated as a Special Fund. As of July 11, 2014, the Voya Intermediate Bond Portfolio has been re-designated as a Covered Fund for all current and future investments.

For Contracts issued prior to September 2, 2003, the ProFunds VP Rising Rates Opportunity Portfolio is not designated as a Special Fund.

Covered Funds are all investment options not designated as Special Funds or Excluded Funds. No investment options are currently designated as Excluded Funds.

The 7% MGDB allocated to Covered Funds equals premiums allocated to Covered Funds, adjusted for withdrawals and transfers, accumulated at 7% annually until age 80 or the 7% MGDB reaches the cap. There is no accumulation once the cap is reached. Payment of additional premiums may cause the accumulation to resume, but there is no catch-up for any period where accumulation was suspended. The Max 7 Enhanced Death Benefit available for some Contracts issued in 2001 or earlier allows for accumulation to continue beyond age 80, subject to the cap. Please see your Contract for details regarding the terms of your death benefit.

The 7% MGDB allocated to Special Funds equals premiums allocated to Special Funds, adjusted for withdrawals and transfers. There is no accumulation of Minimum Guaranteed Death Benefit allocated to Special Funds.

The 7% MGDB allocated to Excluded Funds is determined in the same way as the 7% MGDB for Covered Funds, but the calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds.

Withdrawals reduce the 7% MGDB proportionally. The percentage reduction in the 7% MGDB for each Fund category (i.e. Covered, Special or Excluded) equals the percentage reduction in contract value in that Fund category resulting from the withdrawal. The percentage reduction in the cap equals the percentage reduction in total contract value resulting from the withdrawal. The proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Transfers among Fund categories do not reduce the overall 7% MGDB, but do affect the amount of the 7% MGDB in a particular Fund category. Net transfers from among the Funds will reduce the 7% MGDB in the Funds proportionally.

The **Annual Ratchet Enhanced Death Benefit** equals the greater of:
- The Standard Death Benefit; and
- The Annual Ratchet Minimum Guaranteed Death Benefit ("Annual Ratchet MGDB") allocated to Covered Funds plus the contract value allocated to Excluded Funds.

Covered funds are all investment options not designated as Excluded Funds. No investment options are currently designated as Excluded Funds for purposes of the Annual Ratchet MGDB.

The Annual Ratchet MGDB allocated to Covered Funds on the contract date equals the premium allocated to Covered Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Covered Funds will be set to the greater of:
- The current contract value in Covered Funds (after deductions occurring as of that date); or
- The Annual Ratchet MGDB in Covered Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums, and partial withdrawals attributable to Covered Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Covered Funds is equal to the Annual Ratchet MGDB in the Covered Funds from the last contract anniversary, adjusted for new premiums, and partial withdrawals attributable to Covered Funds, and transfers.

The Annual Ratchet MGDB allocated to Excluded Funds on the contract date equals the premium allocated to Excluded Funds. The calculation is not used for benefit purposes, but only to determine the impact of transfers to and from Excluded Funds. On the contract date, the Annual Ratchet MGDB allocated to Excluded Funds is equal to the premium allocated to Excluded Funds. On each contract anniversary that occurs on or prior to attainment of age 90, the Annual Ratchet MGDB in Excluded Funds will be set to the greater of:
- The current contract value in Excluded Funds (after deductions occurring as of that date); and
- The Annual Ratchet MGDB in the Excluded Funds from the prior contract anniversary (after deductions occurring on that date), adjusted for new premiums and partial withdrawals attributable to Excluded Funds, and transfers.

Other than on contract anniversaries, the Annual Ratchet MGDB in the Excluded Funds is equal to the Annual Ratchet MGDB in the Excluded Funds from the last contract anniversary, adjusted for new premiums, and partial withdrawals attributable to Excluded Funds, and transfers.

Withdrawals reduce the Annual Ratchet MGDB proportionally. This proportional adjustment is based on the change in contract value resulting from the withdrawal, not the amount requested.

Net transfers from Covered Funds to Special or Excluded Funds will reduce the 7% MGDB in Covered Funds proportionally. The increase in the 7% MGDB allocated to Special or Excluded Funds, as applicable, will equal the decrease in the 7% MGDB in Covered Funds.

Net transfers from Excluded Funds to Covered Funds will reduce the Annual Ratchet MGDB in Excluded Funds proportionally. The increase in the Annual Ratchet MGDB allocated to Covered Funds will equal the lesser of the net contract value transferred and the reduction in the Annual Ratchet MGDB in Excluded Funds.

The **Max 7 Enhanced Death Benefit** equals the greater of the 7% Solution Enhanced Death Benefit or the Annual Ratchet Enhanced Death Benefit described above. Each Enhanced Death Benefit is determined independently of the other at all times.

Earnings Multiplier Benefit Rider. The earnings multiplier benefit rider is an optional rider that provides a separate death benefit in addition to the death benefit provided under the death benefit options described above. The rider is subject to state availability and is available only for issue ages 75 or under. You may add it at issue of the Contract or, if not yet available in your state, on the next contract anniversary following introduction of the rider in your state. The date on which the rider is added is referred to as the "rider effective date."

If the rider is added at issue, the rider provides a benefit equal to a percentage of the gain under the Contract, up to a gain equal to 150% of premiums adjusted for withdrawals ("Maximum Base"). Currently, if added at issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) the Maximum Base; and (2) the contract value on the claim date minus premiums adjusted for withdrawals. If added after issue, the earnings multiplier benefit is equal to 55% (30% for issue ages 70 and above) of the lesser of: (1) 150% of the contract value on the rider effective date, plus subsequent premiums adjusted for subsequent withdrawals; and (2) the contract value on the claim date minus the contract value on the rider effective date, minus subsequent premiums adjusted for subsequent withdrawals. The adjustment to the benefit for withdrawals is proportional, meaning that the benefit will be reduced by the proportion that the withdrawal bears to the contract value at the time of the withdrawal.

There is an extra charge for the earnings multiplier benefit rider and once selected, it may not be revoked. The rider does not provide a benefit if there is no gain under the Contract. As such, the Company would continue to assess a charge for the rider, even though no benefit would be payable at death under the rider if there are no gains under the Contract. **Please see "CHARGES AND FEES — Earnings Multiplier Benefit Charge" for a description of the charge.**

The rider is available for both nonqualified and qualified Contracts. **Please see the discussions of possible tax consequences in "FEDERAL TAX CONSIDERATIONS," "Individual Retirement Annuities ("IRA") and Roth IRA," "*Taxation of Qualified Contracts*," and "Tax Consequences of Living Benefits and Enhanced Death Benefits," in this prospectus.**

Death Benefit During the Income Phase

If any contract owner or the annuitant dies after the annuity start date, the Company will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

Continuation After Death – Spouse

If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the Contract as his or her own, the following will apply:
- If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the addition to the Voya Government Liquid Assets subaccount, or its successor. Such addition to contract value will not affect the guaranteed death benefit or any living benefit rider values. Any addition to contract value is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the Contract elects to continue the Contract as his or her own;
- The death benefits under each of the available options will continue, based on the surviving spouse's age on the date that ownership changes;
- At subsequent surrender, we will waive any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner. Any premiums paid later will be subject to any applicable surrender charge;
- If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Government Liquid Assets subaccount, or its successor; and
- The earnings multiplier benefit rider will continue if the surviving spouse is eligible based on his or her attained age. If the surviving spouse is older than the maximum rider issue age, the rider will terminate. The Maximum Base and the percentages will be reset based on the adjusted contract value. The calculation of the benefit going forward will be: (1) based on the attained age of the spouse at the time of the ownership change using current values as of that date; (2) computed as if the rider were added to the Contract after issue and after the increase; and (3) based on the Maximum Base and percentages in effect on the original rider date. However, we may permit the surviving spouse to elect to use the then-current Maximum Base and percentages in the benefit calculation.

Continuation After Death – Not a Spouse

If the beneficiary or surviving joint owner is not the spouse of the owner, the Contract may continue in force subject to the required distribution rules of the Tax Code. **See next section, "Required Distributions Upon Contract Owner's Death."**

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the variable subaccounts in proportion to the contract value in the subaccounts, unless we are directed otherwise. If there is no contract value in any subaccount, the addition will be allocated to the Voya Government Liquid Assets subaccount, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If you elected the earnings multiplier benefit rider, and the benefit would otherwise be payable, we will add the benefit to the contract value and allocate the benefit among the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, we will allocate the benefit to the Voya Government Liquid Assets subaccount, or its successor. The earnings multiplier benefit rider then terminates, whether or not a benefit was payable under the terms of the rider.

Required Distributions Upon Contract Owner's Death

We will not allow any payment of benefits provided under a nonqualified Contract which does not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a nonqualified Contract dies before the annuity start date, we will distribute the death benefit payable to the beneficiary as follows: (1) the death benefit must be completely distributed within five years of the contract owner's date of death; or (2) the beneficiary may elect, within the one-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that: (a) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (b) such distributions begin no later than one year after the contract owner's date of death.

Notwithstanding (1) and (2) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the Contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at Customer Service: (a) all rights of the spouse as contract owner's beneficiary under the Contract in effect prior to such election will cease; (b) the spouse will become the owner of the Contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (c) all rights and privileges granted by the Contract or allowed by us will belong to the spouse as contract owner of the Contract. We deem the spouse to have made this election if such spouse makes a premium payment to the Contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is not a spouse, the distribution provisions described in subparagraphs (1) and (2) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from an owner's beneficiary who is not a spouse within the one-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from the date of death. We will determine the death benefit as of the date we receive proof of death. Such cash payment will be in full settlement of all our liability under the Contract.

If a contract owner dies after the annuity start date, all of the contract owner's rights granted under the Contract or allowed by us will pass to the contract owner's beneficiary.

If a Contract has joint owners, we will consider the date of death of the first joint owner as the death of the contract owner, and the surviving joint owner will become the beneficiary of the Contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of a contract owner.

Effect of MGWB on Death Benefit

If you die before Automatic Periodic Benefit Status under the MGWB rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the Contract, the death benefit is not payable until the spouse's death.

If you die during Automatic Periodic Benefit Status, the death benefit payable is your MGWB Withdrawal Account, which equals the sum of the remaining MGWB periodic payments. **Please see "*Minimum Guaranteed Withdrawal Benefit Rider*."**

THE ANNUITY OPTIONS

Annuitization of Your Contract

If the annuitant and contract owner are living on the annuity start date, we will begin making payments to the contract owner under an income plan. We will make these payments under the annuity option you chose. You may change an annuity option by making a written request to us at least 30 days before the annuity start date. The amount of the payments will be determined by applying your contract value, adjusted for any applicable Market Value Adjustment, on the annuity start date in accordance with the annuity option you chose. The MGIB annuity benefit may be available if you have purchased the MGIB rider, provided the waiting period and other specified conditions have been met.

You may also elect an annuity option on surrender of the Contract for its cash surrender value or you may choose one or more annuity options for the payment of death benefit proceeds while it is in effect and before the annuity start date. If, at the time of the contract owner's death or the annuitant's death (if the contract owner is not an individual), no option has been chosen for paying death benefit proceeds, the beneficiary may choose an annuity option. In such a case, the payments will be based on the life expectancy of the beneficiary rather than the life of the annuitant. In all events, payments of death benefit proceeds must comply with the distribution requirements of applicable federal tax law.

The minimum monthly annuity income payment that we will make is $20. We may require that a single sum payment be made if the contract value is less than $2,000 or if the calculated monthly annuity income payment is less than $20.

For each annuity option we will issue a separate written agreement putting the annuity option into effect. Before we pay any annuity benefits, we require the return of your Contract. If your Contract has been lost, we will require that you complete and return the applicable lost Contract form. Various factors will affect the level of annuity benefits, such as the annuity option chosen, the applicable payment rate used and the investment performance of the portfolios and interest credited to the Fixed Interest Allocations.

Our current annuity options provide only for fixed payments. Fixed annuity payments are regular payments, the amount of which is fixed and guaranteed by us. Some fixed annuity options provide fixed payments either for a specified period of time or for the life of the annuitant. The amount of life income payments will depend on the form and duration of payments you chose, the age of the annuitant or beneficiary (and gender, where appropriate under applicable law), the total contract value applied to periodic income payments and the applicable payment rate. As a general rule, more frequent payments will result in smaller individual payments. Likewise, payments that are anticipated over a longer period of time will also result in smaller individual payments.

Our approval is needed for any option where:
- The person named to receive payment is other than the contract owner or beneficiary;
- The person named is not a natural person, such as a corporation; or
- Any income payment would be less than the minimum annuity income payment allowed.

Selecting the Annuity Start Date

You select the annuity start date, which is the date on which the annuity payments commence. Unless we consent, the annuity start date must be at least three years from the contract date but before the month immediately following the annuitant's 90th birthday. If, on the annuity start date, a surrender charge remains, the elected annuity option must include a period certain of at least three years.

If you do not select an annuity start date, it will automatically begin in the month following the annuitant's 90th birthday.

If the annuity start date occurs when the annuitant is at an advanced age, such as over age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. **For more information, see "FEDERAL TAX CONSIDERATIONS" and the SAI.** For a Contract purchased in connection with a qualified plan, other than a Roth IRA, distributions must commence not later than April 1st of the calendar year following the calendar year in which you reach age 70½ or, in some cases, retire. Distributions may be made through annuitization or withdrawals. You should consult a tax and/or legal adviser for tax advice before investing.

Frequency of Annuity Payments

You choose the frequency of the annuity payments. They may be monthly, quarterly, semi-annually or annually. If we do not receive written notice from you, we will make the payments monthly. There may be certain restrictions on minimum payments that we will allow.

Beneficiary Rights

A beneficiary's right to elect an annuity option or receive a lump sum may have been restricted by the contract owner. If so, such options will not be available to the beneficiary.

The Annuity Options

We offer the four annuity options shown below. Payments under Options 1, 2 and 3 are fixed. Payments under Option 4 may be fixed or variable, although only fixed payments are currently available. For a fixed annuity option, the contract value in the subaccounts is transferred to the Company's general account. The MGIB annuity options available under the MGIB rider are different from the four options listed below. **For additional information, please see "THE ANNUITY CONTRACT – Minimum Guaranteed Income Benefit Rider – MGIB Income Options."**

Option 1. Income for a Fixed Period. Under this option, we make monthly payments in equal installments for a fixed number of years based on the contract value on the annuity start date. We guarantee that each monthly payment will be at least the amount stated in your Contract. If you prefer, you may request that payments be made in annual, semi-annual or quarterly installments. We will provide you with illustrations if you ask for them. If the cash surrender value or contract value is applied under this option, a 10% penalty tax may apply to the taxable portion of each income payment until the contract owner reaches age 59½.

Option 2. Income for Life with a Period Certain. Under this option, we make payments for the life of the annuitant in equal monthly installments and guarantee the income for at least a period certain, such as 10 or 20 years. Other periods certain may be available to you on request. You may choose a refund period instead. Under this arrangement, income is guaranteed until payments equal the amount of your Contract. If the person named lives beyond the guaranteed period, we will continue payments until his or her death. We guarantee that each payment will be at least the amount specified in the Contract corresponding to the person's age on his or her last birthday before the annuity start date. Amounts for ages not shown in the Contract are available if you ask for them.

Option 3. Joint Life Income. This option is available when there are two persons named to determine annuity payments. At least one of the persons named must be either the contract owner or beneficiary of the Contract. We guarantee monthly payments will be made as long as at least one of the named persons is living. There is no minimum number of payments. Monthly payment amounts are available if you ask for them.

Option 4. Annuity Plan. Under this option, your contract value can be applied to any other annuitization plan that we choose to offer on the annuity start date. Annuity payments under Option 4 may be fixed or variable. If variable and subject to the 1940 Act, it will comply with the requirements of such Act.

Payment When Named Person Dies

When the person named to receive payment dies, we will pay any amounts still due as provided in the annuity agreement between you and VIAC. The amounts we will pay are determined as follows:

- For Option 1, or any remaining guaranteed payments under Option 2, we will continue payments. Under Options 1 and 2, the discounted values of the remaining guaranteed payments may be paid in a single sum. This means we deduct the amount of the interest each remaining guaranteed payment would have earned had it not been paid out early. We will base the discount interest rate on the interest rate used to calculate the payments for Options 1 and 2;
- For Option 3, no amounts are payable after both named persons have died; and
- For Option 4, the annuity option agreement will state the amount we will pay, if any.

OTHER CONTRACT PROVISIONS

Reports to Contract Owners

We confirm purchase, transfer and withdrawal transactions usually within five business days of processing. We may also send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value. You have 30 days to notify Customer Service of any errors or discrepancies. We will notify you when any shareholder reports of the investment portfolios in which Separate Account B invests are available. We will also send any other reports, notices or documents we are required by law to furnish to you.

Suspension of Payments

The Company reserves the right to suspend or postpone the date of any payment of benefits or determination of values, beyond the seven permitted days on any business day: (1) when the NYSE is closed (except customary weekend and holiday closings); (2) when trading on the NYSE is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to six months.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

In Case of Errors in Your Application

If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the Contract shall be those that the premium payment would have bought had the age or gender not been misstated.

Assigning the Contract as Collateral

You may assign a nonqualified Contract as collateral security for a loan but you should understand that your rights and any beneficiary's rights may be subject to the terms of the assignment. An assignment likely has federal tax consequences. You should consult a tax and/or legal adviser for tax advice. You must give us satisfactory written notice to Customer Service in order to make or release an assignment. We are not responsible for the validity of any assignment.

Contract Changes — Applicable Tax Law

We have the right to make changes in the Contract to continue to qualify the Contract as an annuity under applicable federal tax law and to conform to applicable laws or governmental regulations. We will give you advance notice of such changes.

Free Look

You may cancel your Contract within your ten-day free look period. We deem the free look period to expire 15 days after we mail the Contract to you. Some states may require a longer free look period. To cancel, you need to send your Contract to Customer Service or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period: (1) we adjust your contract value for any Market Value Adjustment (if you have invested in the Fixed Account); and (2) then we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the portfolios, and the potential positive or negative effect of the Market Value Adjustment, the contract value returned may be greater or less than the premium payment you paid. Some states require us to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these states, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the Voya Government Liquid Assets subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your Contract is void as of the day we receive your Contract and cancellation request in good order. We determine your contract value at the close of business on the day we void your Contract. If you keep your Contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

Special Arrangements

We may reduce or waive any Contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates. We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

Selling the Contract

Our affiliate, Directed Services LLC, One Orange Way, Windsor, Connecticut 06095 is the principal underwriter and distributor of the Contract as well as for our other contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by VIAC for Contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker/dealers to sell the Contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

Voya Financial Advisors, Inc. is affiliated with the Company and has entered into a selling agreement with Directed Services LLC for the sale of our variable annuity contracts.

Directed Services LLC pays selling firms compensation for the promotion and sale of the Contracts. Registered representatives of the selling firms who solicit sales of the Contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the Contracts.

Directed Services LLC pays selling firms for Contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 8.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 1.0% of all, or a portion, of values of Contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 8.0% of total premium payments.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of Contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling the Contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2015, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

- Wells Fargo Advisors, LLC;
- LPL Financial Corporation;
- Morgan Stanley Smith Barney LLC;
- Voya Financial Advisors, Inc.;
- Merrill Lynch, Pierce, Fenner & Smith Incorporated;
- Cetera Advisor Networks LLC;
- Raymond James and Associates Inc.;
- UBS Financial Services;
- National Planning Corporation;
- Ameriprise Financial Services, Inc.;
- Securities America, Inc.;
- Cambridge Investment Research Inc.;
- Commonwealth Equity Services, Inc.;
- First Allied Securities Inc.;
- Woodbury Financial Services Inc.;
- Stifel Nicolaus and Company Incorporated;
- Edward D. Jones & Co., L.P. dba Edward Jones;
- Lincoln Financial Advisors Corporation;
- SII Investments Inc.;
- NFP Advisor Services, LLP;
- Royal Alliance Associates Inc.;
- RBC Capital Markets LLC;
- Centaurus Financial, Inc.;
- J.P. Morgan Securities LLC; and
- MML Investors Services, Inc.

Directed Services LLC may also compensate wholesalers/distributors, and their management personnel, for Contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the Contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

OTHER INFORMATION

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Voting Rights

We will vote the shares of a fund owned by Separate Account B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the Contract's contract value in that subaccount by the net asset value of one share of the investment portfolio in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may decide the outcome of a vote.

State Regulation

We are regulated by the Insurance Department of the State of Iowa. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The Contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the Contract, Directed Services LLC's ability to distribute the Contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Directed Services LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Directed Services LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

FEDERAL TAX CONSIDERATIONS

Introduction

The Contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the Contract. The U.S. federal income tax treatment of the Contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the Contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the Contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the Contract or transactions involving the Contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended, (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the Contract with non-tax-qualified and tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the Contract or any transactions involving the Contract.**

Types of Contracts: **Nonqualified** or **Qualified**

The Contract described in this prospectus may be purchased on a non-tax-qualified basis (nonqualified Contracts) or on a tax-qualified basis (qualified Contracts).

Nonqualified Contracts. Nonqualified Contracts do not receive the same tax benefits as are afforded to contracts funding qualified plans. You may not deduct the amount of your premium payments to a nonqualified Contract. Rather, nonqualified Contracts are purchased with after-tax contributions to save money, generally for retirement, with the right to receive annuity payments for either a specified period of time or over a lifetime.

Qualified Contracts. Qualified Contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(a), 403(b), 408, 408A or 457(b) of the Tax Code. Qualified Contracts may also be offered in connection with deferred compensation plans under Tax Code Section 457(f). **Employers or individuals intending to use the Contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans to contribute after-tax salary contributions to a Roth 401(k) account. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the Contract is issued, we will set up one or more accounts for you under the Contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution or Annuity Starting Date

General. Tax Code Section 72 governs the federal income taxation of annuities in general. We believe that if you are a natural person (in other words, an individual), you will generally not be taxed on increases in the value of a nonqualified Contract until a distribution occurs or until annuity payments begin. This assumes that the Contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

- **Diversification.** Tax Code Section 817(h) requires that in a nonqualified Contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by Treasury Regulations Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your Contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your Contract into compliance with such regulations and rulings, and we reserve the right to modify your Contract as necessary to do so;

- **Investor Control.** Although earnings under nonqualified annuity contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing Contracts. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a pro rata share of the assets of the separate account;

- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of your death. The nonqualified Contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;

- **Non-Natural Owners of a Nonqualified Contract.** If the owner of the Contract is not a natural person (in other words, is not an individual), a nonqualified Contract generally is not treated as an annuity for federal income tax purposes and the income on the Contract for the taxable year is currently taxable as ordinary income. Income on the Contract is any increase in the contract value over the "investment in the Contract" (generally, the premium payments or other consideration you paid for the Contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with a tax and/or legal adviser before purchasing the Contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner; and

- **Delayed Annuity Starting Date.** If the Contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a nonqualified Contract occurs before the Contract's annuity starting date, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the Contract at that time. Investment in the Contract is generally equal to the amount of all premium payments to the Contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified Contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the Contract (cost basis).

10% Penalty. A distribution from a nonqualified Contract may be subject to a penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the Contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax and/or legal adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax and/or legal adviser regarding procedures for making Section 1035 exchanges.

If your Contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982, and exchanged into the Contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

In certain instances, the partial exchange of a portion of one annuity contract for another contract is a tax-free exchange. Pursuant to IRS guidance, receipt of partial withdrawals or surrenders from either the original contract or the new contract during the 180 day period beginning on the date of the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial withdrawal or surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% penalty. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 180 days of a partial exchange with your tax and/or legal adviser prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending upon the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

Annuity Contracts that are partially annuitized after December 31, 2010, are treated as separate contracts with their own annuity starting date and exclusion ratio. Specifically, an exclusion ratio will be applied to any amount received as an annuity under a portion of the annuity, provided that annuity payments are made for a period of 10 years or more or for life. Please consult your tax and/or legal adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract; or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules may apply to amounts distributed after a beneficiary has elected to maintain the contract value and receive payments.

Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the Contract; or
- Before you begin receiving such distributions.

If the your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you die on September 1, 2016, your entire balance must be distributed by August 31, 2021. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the Contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of the contract owner.

Some Contracts offer a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to these death benefits. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a nonqualified Contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value will be treated as a distribution for federal income tax purposes. Anyone contemplating any such transfer, pledge, assignment or designation or exchange, should consult a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity:
- That is purchased with a single purchase payment;
- With annuity payments starting within one year from the date of purchase; and
- That provides a series of substantially equal periodic payments made annually or more frequently.

While this Contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to Contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a Contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of any non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the Contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact Customer Service.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The Contract may have been purchased with the following retirement plans and programs to accumulate retirement savings:
- **Sections 401(a), 401(k), Roth 401(k) and 403(a) Plans.** Sections 401(a), 401(k), and 403(a) of the Tax code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contribution to a Roth 401(k) account, which provides for tax-free distributions, subject to certain restrictions;
- **403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a Contract that will provide an annuity for the employee's retirement;
- **Individual Retirement Annuities ("IRA") and Roth IRA.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). Certain employers may establish Simplified Employee Pension ("SEP") or Savings Incentive Match Plan for Employees ("SIMPLE") plans to provide IRA contributions on behalf of their employees. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA, which provides for tax-free distributions, subject to certain restrictions. **Sales of the Contract for use with IRAs or Roth IRAs may be subject to special requirements of the IRS. The IRS has not reviewed the Contract described in this prospectus for qualification as an IRA and has not addressed, in a ruling of general applicability, whether the Contract's death benefit provisions comply with IRA qualification requirements**;
- **457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) plan or a 457(f) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account. There is no further information specific to 457 plans in this prospectus.

Special Considerations for IRAs. IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. You may roll over a distribution from an IRA only once in any 12 month period. Beginning in 2015, you will not be able to roll over any portion of an IRA distribution if you rolled over a distribution during the preceding 1-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

Special Considerations for Roth IRAs. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. Beginning in 2015, you will not be able to roll over any portion of a Roth IRA distribution if you rolled over another IRA distribution during the preceding 1-year period. This limit applies by aggregating all of your IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of this limit. Please note that this one-rollover-per-year rule does not apply to: (1) the conversion of a traditional IRA to a Roth IRA; (2) a rollover to or from a qualified plan; or (3) a trustee-to-trustee transfer between Roth IRAs. Please consult your own tax and/or legal adviser if you have additional questions about these rules.

A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Taxation

The tax rules applicable to qualified Contracts vary according to the type of qualified Contract and the specific terms and conditions of the qualified Contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified Contract, or on income phase (i.e., annuity) payments from a qualified Contract, depends upon the type of qualified Contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified Contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Certain other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the Contract described in this prospectus. No attempt is made to provide more than general information about the use of the Contract with qualified plans and programs. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the Contract. The Company is not bound by the terms and conditions of such plans and programs to the extent such terms contradict the language of the Contract, unless we consent in writing.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of the Contract for your particular situation.** The following discussion assumes that qualified Contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified Contract.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $53,000 (as indexed for 2016). Compensation means your compensation for the year from the employer sponsoring the plan and includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k) or 403(b) plan to generally no more than $18,000 (2016). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) contributions, premium payments to your account(s) will generally be excluded from your gross income. Roth 401(k) salary reduction contributions are made on an after-tax basis.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k) or 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Distributions – General

Certain tax rules apply to distributions from the Contract. A distribution is any amount taken from a Contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the gross and taxable portions of all distributions to the IRS.

Section 401(a), 401(k), 403(a) and 403(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

IRAs. All distributions from an IRA are taxed as received unless either one of the following is true:
- The distribution is directly transferred to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a Contract used with a 401(a), 401(k), 403(a) or 403(b) plan (collectively, qualified plans), or IRA or Roth IRA unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions – Roth 401(k) and Roth IRAs. A partial or full distribution of premium payments to a Roth 401(k) or a Roth IRA account and earnings credited on those premium payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the **"In-Plan Roth Rollovers"** section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k) or Roth IRA is defined as a distribution that meets the following two requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for your under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover or non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the Contract (basis) and earnings on the Contract.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon:

- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the term of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may only occur upon:

- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (contributions only, not earnings); or
- Termination of the plan (assets must be distributed within one year).

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may only occur upon:

- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship (contributions only, not earnings);
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009, and for any Contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

If applicable, we generally are required, pursuant to tax regulations, before we process a withdrawal request to confirm with your 403(b) plan sponsor or otherwise, that the withdrawals you request from a 403(b) contract comply with applicable tax requirements.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:

- Start date for distributions;
- The time period in which all amounts in your Contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

- Under 401(a) and 401(k) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986, balance.

Time Period. We must pay out distributions from the Contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your Contract.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your Contract.

If your death occurs on or after the date you begin receiving minimum distributions under the Contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the Contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2016, your entire balance must be distributed to the designated beneficiary by December 31, 2021. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the Contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the Contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the Contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non Resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status. We may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code Section 401(k) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) – and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the Contract is issued and provided the plan offers a Roth 401(k) account, non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of premium payments made by salary reduction to a Roth account and earnings credited on those premium payments, as described above) will be excludable from income if it is a qualified distribution as defined in the **"Qualified Distributions – Roth 401(k) and Roth IRAs"** section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) plan. However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the Contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(a) and 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the Contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

IRAs and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these Contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the Contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a tax and/or legal adviser regarding the potential tax effects of such a transaction.

Tax Consequences of Living Benefits and Enhanced Death Benefits

Living Benefits. Except as otherwise noted below, when a full or partial withdrawal from a Contract occurs under a Voya LifePay Plus or Voya Joint LifePay Plus rider, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the investment in the Contract at that time.

Investment in the Contract is generally equal to the amount of all contributions to the Contract previously included in your gross income, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. The income on the Contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the Voya LifePay Plus or Voya Joint LifePay Plus rider, as well as any applicable Market Value Adjustment, could increase the contract value that applies. Thus, the income on the Contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes. Please consult your tax and/or legal adviser about the tax consequences of living benefits.

Payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer under the Voya LifePay Plus or Voya Joint LifePay Plus rider are designed to be treated as annuity payments for withholding and tax reporting purposes. A portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when your payments of the Maximum Annual Withdrawal pursuant to the Income Optimizer start. Any withdrawals in addition to the Maximum Annual Withdrawal payments you are receiving pursuant to the Income Optimizer constitute Excess Withdrawals under the Voya LifePay Plus or Voya Joint LifePay Plus rider, causing a proportional reduction of the Voya LifePay Plus Base and Maximum Annual Withdrawal. This reduction will result in a proportional reduction in the non-taxable portion of your future Maximum Annual Withdrawal payments. Once your investment in the Contract has been fully recovered, the full amount of each of your future Maximum Annual Withdrawal payments would be subject to tax as ordinary income.

Enhanced Death Benefits. The Contract offers a death benefit that may exceed the greater of premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as other than an incidental death benefit, which may result in currently taxable income and could affect the amount of required minimum distributions. Additionally, because certain charges are imposed with respect to some of the available death benefits it is possible those charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract. Please consult your tax adviser about the tax consequences of enhanced death benefits.

Same-Sex Marriages

The Contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the Contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the Contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the Contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the Contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

STATEMENT OF ADDITIONAL INFORMATION

Table of Contents

Please tear off, complete and return the form below to order a free Statement of Additional Information for the Contracts offered under the prospectus. Send the form to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271.

▬ ▬

PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT B, VOYA GOLDENSELECT DVA PLUS® 033-59261.

Please Print or Type:

_____
Name

_____
Street Address

_____
City, State, Zip

05/01/2016

▬ ▬

APPENDIX A

Condensed Financial Information

Except for subaccounts which did not commence operations as of December 31, 2015, the following tables show the Condensed Financial Information (accumulation unit values and number of units outstanding for the indicated periods) for each subaccount of Separate Account B under the Contract with the lowest and highest combination of asset-based charges. This information is current through December 31, 2015, including portfolio names. Portfolio name changes after December 31, 2015 are not reflected in the following information. Complete information is available in the SAI. Contact Customer Service to obtain your copy of the SAI free of charge.

Separate Account Annual Charges of 1.25%

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$12.17	$12.09	$10.70	$9.86	$10.36	$9.55	$8.00	$9.58		
Value at end of period	$11.90	$12.17	$12.09	$10.70	$9.86	$10.36	$9.55	$8.00		
Number of accumulation units outstanding at end of period	84,943	97,304	93,208	126,796	133,680	109,103	45,478	19,888		
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
Value at beginning of period	$29.73	$29.22	$22.07	$20.09	$21.68	$17.36	$14.06	$19.82	$20.60	$17.48
Value at end of period	$27.51	$29.73	$29.22	$22.07	$20.09	$21.68	$17.36	$14.06	$19.82	$20.60
Number of accumulation units outstanding at end of period	2,359	2,504	3,520	4,950	7,319	7,580	7,961	9,230	10,528	17,062
PROFUND VP BULL										
Value at beginning of period	$13.65	$12.40	$9.68	$9.94	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04
Value at end of period	$13.42	$13.65	$12.40	$9.68	$8.61	$8.72	$7.84	$6.39	$10.37	$10.15
Number of accumulation units outstanding at end of period	0	0	2,752	2,766	0	0	0	107	1,910	10,138
PROFUND VP EUROPE 30										
Value at beginning of period	$10.81	$11.98	$9.97	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02
Value at end of period	$9.51	$10.81	$11.98	$9.97	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62
Number of accumulation units outstanding at end of period	6,113	6,211	6,318	7,085	11,570	7,302	7,337	7,465	7,692	9,520
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.28	$3.30	$2.87	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50
Value at end of period	$2.21	$2.28	$3.30	$2.87	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16
Number of accumulation units outstanding at end of period	150	2,622	5,755	12,632	8,180	6,149	6,889	7,279	11,240	23,153
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$9.57	$10.72	$8.66	$7.19	$9.57	$9.81	$9.99			
Value at end of period	$9.01	$9.57	$10.72	$8.66	$7.19	$8.81	$9.81			
Number of accumulation units outstanding at end of period	10,182	4,301	4,739	2,551	934	0	1,284			

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.84	$13.96	$11.89	$10.45	$11.17	$10.27	$10.28			
Value at end of period	$11.76	$12.84	$13.96	$11.89	$10.45	$11.04	$10.27			
Number of accumulation units outstanding at end of period	1,325	1,324	1,324	0	71	0	498			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.68	$10.58								
Value at end of period	$10.16	$10.68								
Number of accumulation units outstanding at end of period	14,364	18,854								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$10.24	$9.89	$8.81	$7.75	$8.16	$7.81	$6.09	$9.68		
Value at end of period	$9.86	$10.24	$9.89	$8.81	$7.75	$8.16	$7.81	$6.09		
Number of accumulation units outstanding at end of period	165,852	22,124	19,880	29,742	44,878	31,323	44,930	24,117		
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.45									
Value at end of period	$8.76									
Number of accumulation units outstanding at end of period	3,093									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.24	$14.01	$10.90	$9.58	$9.99					
Value at end of period	$14.78	$15.24	$14.01	$10.90	$9.58					
Number of accumulation units outstanding at end of period	408,515	523,130	624,045	777,920	1,026,100					
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.88	$12.72	$9.89	$8.67	$8.82	$7.85	$6.11	$9.51		
Value at end of period	$13.48	$13.88	$12.72	$9.89	$8.67	$8.82	$7.85	$6.11		
Number of accumulation units outstanding at end of period	139,901	149,992	189,762	203,583	242,256	166,429	179,700	58,152		
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$14.74	$14.43	$14.07	$11.10	$13.78	$12.98	$10.86			
Value at end of period	$13.79	$14.74	$14.43	$14.07	$11.10	$13.78	$12.98			
Number of accumulation units outstanding at end of period	16,758	4,719	5,457	7,064	8,328	28,020	9,425			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.79	$18.81	$18.03	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16
Value at end of period	$18.18	$18.79	$18.81	$18.03	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01
Number of accumulation units outstanding at end of period	120,073	150,407	154,674	178,151	201,810	181,198	184,808	235,758	322,944	335,972
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.33	$14.56	$11.12	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19
Value at end of period	$16.23	$16.33	$14.56	$11.12	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50
Number of accumulation units outstanding at end of period	17,575	25,471	32,381	41,733	65,532	49,367	76,821	81,989	98,148	93,835
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.09	$22.32	$16.84	$14.53	$14.92	$12.43	$9.57	$15.57	$14.98	$13.90
Value at end of period	$23.30	$24.09	$22.32	$16.84	$14.53	$14.92	$12.43	$9.57	$15.57	$14.98
Number of accumulation units outstanding at end of period	24,270	29,348	38,751	50,984	82,774	81,101	94,168	115,067	136,812	138,286

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.47	$21.62	$15.39	$13.89	$14.21	$11.75	$9.55	$14.58	$15.80	$14.10
Value at end of period	$21.42	$22.47	$21.62	$15.39	$13.89	$14.21	$11.75	$9.55	$14.58	$15.80
Number of accumulation units outstanding at end of period	13,768	16,326	24,379	33,413	57,544	60,478	72,831	78,223	103,530	106,404
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.86	$15.08	$15.33	$14.23	$13.43	$12.42	$11.30	$12.53	$12.00	$11.71
Value at end of period	$15.70	$15.86	$15.08	$15.33	$14.23	$13.43	$12.42	$11.30	$12.53	$12.00
Number of accumulation units outstanding at end of period	619,303	769,986	285,265	337,270	339,798	374,616	399,908	410,808	463,707	195,604
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.71	$10.19								
Value at end of period	$9.45	$9.71								
Number of accumulation units outstanding at end of period	291,408	367,345								
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.11	$9.83	$8.22	$7.02	$8.12	$7.64	$7.05			
Value at end of period	$8.90	$9.11	$9.83	$8.22	$7.02	$8.12	$7.64			
Number of accumulation units outstanding at end of period	8,245	10,241	13,923	17,070	28,671	27,888	35,562			
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$11.53	$12.35	$10.02	$9.43	$11.07	$9.76				
Value at end of period	$12.58	$11.53	$12.35	$10.02	$9.43	$11.07				
Number of accumulation units outstanding at end of period	17,536	17,545	1,907	181	261	186				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$14.84	$13.29	$10.33	$9.69						
Value at end of period	$15.49	$14.84	$13.29	$10.33						
Number of accumulation units outstanding at end of period	499,779	612,144	740,168	910,276						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.86	$21.31	$16.52	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78
Value at end of period	$25.00	$23.86	$21.31	$16.52	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24
Number of accumulation units outstanding at end of period	277,448	326,475	252,105	44,021	43,272	19,306	8,260	2,608	2,616	3,963
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.89	$14.67	$11.37	$10.07	$10.05					
Value at end of period	$14.96	$15.89	$14.67	$11.37	$10.07					
Number of accumulation units outstanding at end of period	212,480	225,827	148,442	28,371	31,803					
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$23.65	$23.78	$23.92	$23.86	$23.89	$23.45	$22.16	$22.50	$21.54	$21.00
Value at end of period	$23.48	$23.65	$23.78	$23.92	$23.86	$23.89	$23.45	$22.16	$22.50	$21.54
Number of accumulation units outstanding at end of period	12,147	18,625	19,067	25,700	43,767	50,499	62,476	72,204	86,065	116,241
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$16.43	$16.63	$16.84	$17.06	$17.26	$17.48	$17.65	$17.45	$16.83	$16.29
Value at end of period	$16.23	$16.43	$16.63	$16.84	$17.06	$17.26	$17.48	$17.65	$17.45	$16.83
Number of accumulation units outstanding at end of period	305,811	311,863	432,212	432,333	495,767	654,563	823,111	1,075,453	1,041,103	930,466
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.29	$17.06	$13.12	$11.66	$11.90	$9.27	$6.66	$10.83	$8.74	$8.22
Value at end of period	$18.10	$18.29	$17.06	$13.12	$11.66	$11.90	$9.27	$6.66	$10.83	$8.74
Number of accumulation units outstanding at end of period	89,330	102,361	125,091	93,137	115,862	130,284	164,493	183,121	86	101

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.83	$15.70	$12.20	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99
Value at end of period	$17.51	$17.83	$15.70	$12.20	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67
Number of accumulation units outstanding at end of period	10,343	11,994	13,812	19,695	37,100	39,556	37,919	38,598	43,128	41,720
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.57	$10.11	$9.81	$9.20	$8.86	$8.32	$8.25			
Value at end of period	$10.35	$10.57	$10.11	$9.81	$9.20	$8.86	$8.32			
Number of accumulation units outstanding at end of period	256,570	220,567	225,905	267,335	218,623	313,416	177,020			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.71	$13.18	$11.25	$10.08	$10.33	$9.38	$9.22			
Value at end of period	$13.26	$13.71	$13.18	$11.25	$10.08	$10.33	$9.38			
Number of accumulation units outstanding at end of period	912,167	1,043,824	1,371,454	1,572,082	1,712,415	2,198,626	2,496,597			
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.72	$13.15	$11.50	$10.44	$10.56	$9.63	$9.50			
Value at end of period	$13.33	$13.72	$13.15	$11.50	$10.44	$10.56	$9.63			
Number of accumulation units outstanding at end of period	1,082,646	1,458,338	1,728,534	2,081,342	2,214,578	2,602,054	2,859,154			
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.23	$12.73	$11.71	$10.76	$10.67	$9.86	$9.75			
Value at end of period	$12.86	$13.23	$12.73	$11.71	$10.76	$10.67	$9.86			
Number of accumulation units outstanding at end of period	760,885	881,829	1,029,267	1,267,525	1,378,837	1,436,677	1,531,154			
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.66	$21.24	$16.34	$14.48	$14.11	$12.70	$10.85			
Value at end of period	$25.08	$23.66	$21.24	$16.34	$14.48	$14.11	$12.70			
Number of accumulation units outstanding at end of period	37,886	37,476	46,337	44,068	43,898	28,032	31,979			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$15.05	$13.54	$10.40	$9.14	$9.06	$8.19	$6.72	$10.31		
Value at end of period	$15.13	$15.05	$13.54	$10.40	$9.14	$9.06	$8.19	$6.72		
Number of accumulation units outstanding at end of period	105,746	113,941	213,344	194,260	236,511	231,934	404,145	126,808		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$22.48	$20.29	$15.63	$13.65	$13.75	$12.53	$10.80			
Value at end of period	$21.37	$22.48	$20.29	$15.63	$13.65	$13.75	$12.53			
Number of accumulation units outstanding at end of period	42,591	26,209	30,825	47,196	54,039	57,219	56,116			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$26.03	$23.73	$17.81	$15.62	$16.17	$13.01	$10.83			
Value at end of period	$25.51	$26.03	$23.73	$17.81	$15.62	$16.17	$13.01			
Number of accumulation units outstanding at end of period	37,288	34,340	45,034	53,479	59,173	80,860	97,790			

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.09	$15.39	$11.64	$10.10	$10.44	$8.47	$6.14	$10.49		
Value at end of period	$16.36	$17.09	$15.39	$11.64	$10.10	$10.44	$8.47	$6.14		
Number of accumulation units outstanding at end of period	23,746	23,563	90,428	44,333	49,569	19,620	13,324	15,576		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.57	$16.04	$11.73	$10.26	$10.84	$8.71	$6.98	$10.21		
Value at end of period	$15.58	$16.57	$16.04	$11.73	$10.26	$10.84	$8.71	$6.98		
Number of accumulation units outstanding at end of period	15,982	25,112	106,649	31,564	43,607	48,577	40,797	49,477		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.52	$14.92	$10.89	$9.60	$9.67	$7.41	$5.74	$8.89	$8.20	$7.39
Value at end of period	$15.16	$15.52	$14.92	$10.89	$9.60	$9.67	$7.41	$5.74	$8.89	$8.20
Number of accumulation units outstanding at end of period	14,318	15,811	19,736	19,245	16,849	18,978	19,495	20,110	20,649	22,813
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$17.00	$16.20	$11.94	$10.58	$11.01	$8.99	$7.16	$9.41		
Value at end of period	$16.61	$17.00	$16.20	$11.94	$10.58	$11.01	$8.99	$7.16		
Number of accumulation units outstanding at end of period	6,544	8,294	18,609	30,844	36,646	25,619	15,014	12,098		
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.60									
Number of accumulation units outstanding at end of period	456,365									
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.02	$11.54	$12.03	$11.76	$11.13	$10.64	$10.21	$9.90		
Value at end of period	$11.87	$12.02	$11.54	$12.03	$11.76	$11.13	$10.64	$10.21		
Number of accumulation units outstanding at end of period	42,577	43,646	54,312	62,663	83,355	91,062	87,442	72,701		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.42	$20.79	$15.16	$12.83	$12.71	$10.18	$7.62	$13.14	$12.54	$11.02
Value at end of period	$20.09	$21.42	$20.79	$15.16	$12.83	$12.71	$10.18	$7.62	$13.14	$12.54
Number of accumulation units outstanding at end of period	40,581	50,621	74,992	83,063	94,226	96,813	104,384	98,513	100,200	55,109
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.71	$11.56	$12.83	$12.21	$11.04	$10.60	$9.97			
Value at end of period	$11.26	$11.71	$11.56	$12.83	$12.21	$11.04	$10.60			
Number of accumulation units outstanding at end of period	36,880	36,516	78,265	209,102	127,882	142,911	37,847			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.60	$12.99	$12.68	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64	$11.46
Value at end of period	$14.18	$14.60	$12.99	$12.68	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64
Number of accumulation units outstanding at end of period	41,277	45,891	49,639	48,915	60,194	84,455	89,612	99,999	107,813	24,276
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$110.86	$86.44	$85.76	$75.17	$69.52	$55.00	$40.99	$67.51	$83.11	$61.15
Value at end of period	$112.70	$110.86	$86.44	$85.76	$75.17	$69.52	$55.00	$40.99	$67.51	$83.11
Number of accumulation units outstanding at end of period	10,593	12,305	15,365	21,651	27,477	31,594	42,205	49,340	66,635	80,669
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.31	$13.74	$10.33	$9.31	$9.90	$8.94	$6.88	$11.46	$11.15	$10.13
Value at end of period	$15.57	$15.31	$13.74	$10.33	$9.31	$9.90	$8.94	$6.88	$11.46	$11.15
Number of accumulation units outstanding at end of period	63,872	79,298	100,693	115,289	123,908	150,779	157,889	159,880	125,072	30,946

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.66	$15.20	$11.00	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06	$9.44
Value at end of period	$15.01	$15.66	$15.20	$11.00	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06
Number of accumulation units outstanding at end of period	24,972	27,626	36,108	46,327	51,720	59,404	70,614	77,932	64,799	17,740
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.78	$23.67	$17.62	$15.57	$17.70	$13.97	$10.16	$16.91	$14.96	$13.53
Value at end of period	$24.07	$24.78	$23.67	$17.62	$15.57	$17.70	$13.97	$10.16	$16.91	$14.96
Number of accumulation units outstanding at end of period	77,268	87,562	111,306	142,727	174,083	203,999	238,063	243,970	330,637	198,145
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.89	$14.36	$12.68	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94	$9.98
Value at end of period	$13.76	$14.89	$14.36	$12.68	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94
Number of accumulation units outstanding at end of period	241,278	285,627	251,082	255,616	298,671	240,604	254,733	249,295	240,036	114,971
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.27	$19.74	$14.81	$12.64	$13.07	$11.49	$9.06	$14.44	$14.96	$13.08
Value at end of period	$19.75	$21.27	$19.74	$14.81	$12.64	$13.07	$11.49	$9.06	$14.44	$14.96
Number of accumulation units outstanding at end of period	54,396	69,672	86,589	82,680	105,906	126,971	129,999	149,237	150,106	138,545
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.76	$16.55	$13.45	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87
Value at end of period	$17.14	$17.76	$16.55	$13.45	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07
Number of accumulation units outstanding at end of period	205,507	246,792	103,618	96,503	118,187	105,571	113,622	120,670	86,004	27,625
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$10.95	$10.24								
Value at end of period	$10.55	$10.95								
Number of accumulation units outstanding at end of period	49,997	45,909								
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.35	$43.54	$32.93	$29.11	$30.13	$27.12	$22.16	$33.11	$32.68	$28.53
Value at end of period	$45.39	$47.35	$43.54	$32.93	$29.11	$30.13	$27.12	$22.16	$33.11	$32.68
Number of accumulation units outstanding at end of period	40,565	46,101	56,647	68,690	87,579	111,833	141,131	167,823	241,574	322,272
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.02	$22.09	$23.74	$20.18	$25.00	$21.05	$12.42	$25.82	$18.88	$14.08
Value at end of period	$18.31	$22.02	$22.09	$23.74	$20.18	$25.00	$21.05	$12.42	$25.82	$18.88
Number of accumulation units outstanding at end of period	71,450	82,393	101,672	110,229	113,267	135,772	157,198	183,253	204,971	154,812
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.54	$25.14	$19.35	$16.33	$16.24	$13.37	$10.78	$16.30	$16.13	
Value at end of period	$27.33	$28.54	$25.14	$19.35	$16.33	$16.24	$13.37	$10.78	$16.30	
Number of accumulation units outstanding at end of period	18,337	27,242	35,674	47,088	80,922	59,613	54,776	54,946	1,025,862	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$27.04	$25.27	$18.42	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25
Value at end of period	$25.72	$27.04	$25.27	$18.42	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26
Number of accumulation units outstanding at end of period	42,178	44,222	62,367	68,963	82,903	71,558	65,391	76,585	99,454	86,447
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.46	$25.70	$21.79	$19.06	$17.70	$15.73	$12.36	$17.52	$16.18	$13.50
Value at end of period	$27.79	$26.46	$25.70	$21.79	$19.06	$17.70	$15.73	$12.36	$17.52	$16.18
Number of accumulation units outstanding at end of period	32,933	37,826	42,761	42,688	59,377	50,786	43,937	50,398	69,246	44,308

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$22.30	$22.12	$17.66	$14.74	$16.29	$14.24	$10.35	$17.61	$16.77	$14.44
Value at end of period	$22.86	$22.30	$22.12	$17.66	$14.74	$16.29	$14.24	$10.35	$17.61	$16.77
Number of accumulation units outstanding at end of period	32,923	44,530	60,630	68,437	82,783	81,946	88,907	95,643	92,165	59,837
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$82.20	$74.22	$61.50	$54.41	$53.54	$47.55	$36.14	$50.48	$48.97	$43.26
Value at end of period	$85.42	$82.20	$74.22	$61.50	$54.41	$53.54	$47.55	$36.14	$50.48	$48.97
Number of accumulation units outstanding at end of period	105,490	133,529	139,832	163,738	176,320	193,449	219,556	245,136	270,888	261,429
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$49.30	$46.46	$36.26	$31.33	$32.01	$28.20	$22.85	$35.98	$35.36	$30.06
Value at end of period	$45.32	$49.30	$46.46	$36.26	$31.33	$32.01	$28.20	$22.85	$35.98	$35.36
Number of accumulation units outstanding at end of period	39,226	47,009	80,564	99,697	136,499	135,743	157,777	163,315	188,717	186,657
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$15.76	$14.72	$10.73	$9.16	$9.40	$8.16	$5.80	$10.18	$10.00	
Value at end of period	$17.20	$15.76	$14.72	$10.73	$9.16	$9.40	$8.16	$5.80	$10.18	
Number of accumulation units outstanding at end of period	42,035	41,523	60,869	56,098	44,457	24,295	23,559	12,230	41,124	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.44	$15.81	$14.01	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43
Value at end of period	$15.11	$15.44	$15.81	$14.01	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22
Number of accumulation units outstanding at end of period	49,327	46,208	48,851	57,225	65,828	70,471	89,629	116,880	132,084	109,286
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.54	$12.55	$10.59	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20	$10.12
Value at end of period	$10.99	$11.54	$12.55	$10.59	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20
Number of accumulation units outstanding at end of period	120,582	140,723	174,724	201,563	88,235	98,706	101,897	119,244	52,781	6,280
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$31.36	$32.67	$25.32	$21.06	$22.62	$21.26	$16.27	$27.31	$27.01	$22.43
Value at end of period	$28.63	$31.36	$32.67	$25.32	$21.06	$22.62	$21.26	$16.27	$27.31	$27.01
Number of accumulation units outstanding at end of period	43,345	56,470	75,507	83,684	96,897	109,196	123,651	147,158	176,510	163,002

Separate Account Annual Charges of 1.75%

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.76	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97	$10.04		
Value at end of period	$11.44	$11.76	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97		
Number of accumulation units outstanding at end of period	407,294	586,669	747,046	571,493	1,024,482	1,130,871	1,025,896	167,445		
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
Value at beginning of period	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66	$19.36	$20.22	$17.24
Value at end of period	$25.80	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66	$19.36	$20.22
Number of accumulation units outstanding at end of period	47,945	58,325	76,837	89,669	108,654	133,922	154,250	195,678	237,998	314,959
PROFUND VP BULL										
Value at beginning of period	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14	$10.03	$9.86	$8.83
Value at end of period	$12.46	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14	$10.03	$9.86
Number of accumulation units outstanding at end of period	31,583	36,093	37,580	43,819	48,533	67,290	71,655	77,466	102,754	215,771

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
PROFUND VP EUROPE 30										
Value at beginning of period	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99	$12.71	$11.29	$9.78
Value at end of period	$8.83	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99	$12.71	$11.29
Number of accumulation units outstanding at end of period	12,025	14,736	18,708	27,824	33,595	41,583	47,001	51,597	69,260	148,846
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.15	$3.13	$2.739	$3.00	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41
Value at end of period	$2.08	$2.15	$3.13	$2.739	$3.00	$4.88	$5.91	$4.55	$7.47	$8.02
Number of accumulation units outstanding at end of period	13,374	22,656	22,577	0	22,697	25,407	24,973	26,319	32,185	61,675
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$9.32	$10.50	$8.52	$7.76	$8.75	$9.80	$10.14			
Value at end of period	$8.73	$9.32	$10.50	$8.52	$7.11	$8.75	$9.80			
Number of accumulation units outstanding at end of period	14,638	8,302	16,230	1,784	0	0	455			
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.50	$13.66	$11.70	$10.33	$10.97	$10.26	$10.65			
Value at end of period	$11.40	$12.50	$13.66	$11.70	$10.33	$10.97	$10.26			
Number of accumulation units outstanding at end of period	15,679	15,872	11,733	3,763	3,902	3,200	433			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.59	$10.36								
Value at end of period	$10.02	$10.59								
Number of accumulation units outstanding at end of period	15,137	25,188								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$9.88	$9.59	$8.59	$7.60	$8.04	$7.73	$6.06	$9.95		
Value at end of period	$9.47	$9.88	$9.59	$8.59	$7.60	$8.04	$7.73	$6.06		
Number of accumulation units outstanding at end of period	286,016	14,793	14,248	24,179	37,366	38,074	36,994	51,243		
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.45									
Value at end of period	$8.72									
Number of accumulation units outstanding at end of period	49,001									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.94	$13.80	$10.79	$9.54	$9.99					
Value at end of period	$14.41	$14.94	$13.80	$10.79	$9.54					
Number of accumulation units outstanding at end of period	312,581	350,643	437,375	558,357	684,332					
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08	$9.95	$9.83	
Value at end of period	$12.93	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08	$9.95	
Number of accumulation units outstanding at end of period	1,467,003	1,680,455	1,935,272	2,286,125	2,742,774	2,224,320	2,512,614	2,172,969	1,532	
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.31	$14.09	$13.81	$10.95	$13.66	$12.93	$10.19			
Value at end of period	$13.33	$14.31	$14.09	$13.81	$10.95	$13.66	$12.93			
Number of accumulation units outstanding at end of period	11,500	11,218	9,547	12,123	9,738	27,622	8,843			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11	$11.97	$11.84	$11.07
Value at end of period	$17.13	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11	$11.97	$11.84
Number of accumulation units outstanding at end of period	340,213	426,367	479,775	620,937	726,481	863,810	886,425	1,037,282	1,353,495	1,629,201
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96
Value at end of period	$15.08	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08	$11.51	$11.18
Number of accumulation units outstanding at end of period	74,935	79,941	89,219	103,942	118,011	161,651	185,662	219,708	256,881	267,971
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30	$13.57	$13.12	$12.24
Value at end of period	$19.51	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30	$13.57	$13.12
Number of accumulation units outstanding at end of period	15,867	18,007	20,227	26,941	30,163	39,171	70,781	117,089	171,859	108,782
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23	$12.63	$13.75	$12.33
Value at end of period	$17.81	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23	$12.63	$13.75
Number of accumulation units outstanding at end of period	8,136	8,487	12,680	16,019	16,126	22,717	31,227	43,054	86,144	116,901
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93	$12.17	$11.72	$11.50
Value at end of period	$14.65	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93	$12.17	$11.72
Number of accumulation units outstanding at end of period	1,394,581	1,561,178	349,573	387,319	472,680	519,722	557,196	570,876	646,304	443,958
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.67	$10.56								
Value at end of period	$9.36	$9.67								
Number of accumulation units outstanding at end of period	474,172	508,703								
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05	$8.67		
Value at end of period	$8.55	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05		
Number of accumulation units outstanding at end of period	27,571	31,359	63,876	41,892	34,798	42,289	32,930	3,329		
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.23	$12.09	$9.86	$9.33	$11.00	$9.85	$9.77			
Value at end of period	$12.19	$11.23	$12.09	$9.86	$9.33	$11.00	$9.85			
Number of accumulation units outstanding at end of period	2,727	3,222	4,632	89	2,041	5,714	378			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$14.64	$13.18	$10.29	$10.03						
Value at end of period	$15.20	$14.64	$13.18	$10.29						
Number of accumulation units outstanding at end of period	616,461	733,669	894,452	1,169,152						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$22.60	$20.29	$15.81	$13.66	$13.60	$12.11	$8.66	$12.16	$11.09	$10.69
Value at end of period	$23.56	$22.60	$20.29	$15.81	$13.66	$13.60	$12.11	$8.66	$12.16	$11.09
Number of accumulation units outstanding at end of period	680,719	767,747	179,083	78,894	103,158	58,940	68,312	15,517	452	7,870
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.58	$14.45	$11.26	$10.02	$10.05					
Value at end of period	$14.59	$15.58	$14.45	$11.26	$10.02					
Number of accumulation units outstanding at end of period	744,320	756,686	693,569	152,572	176,268					

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$20.67	$20.90	$21.12	$21.18	$21.31	$21.03	$19.97	$20.38	$19.61	$19.22
Value at end of period	$20.43	$20.67	$20.90	$21.12	$21.18	$21.31	$21.03	$19.97	$20.38	$19.61
Number of accumulation units outstanding at end of period	67,139	78,398	87,324	108,190	122,106	146,749	176,680	219,747	290,852	374,384
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.34	$14.59	$14.85	$15.12	$15.38	$15.65	$15.88	$15.78	$15.30	$14.88
Value at end of period	$14.09	$14.34	$14.59	$14.85	$15.12	$15.38	$15.65	$15.88	$15.78	$15.30
Number of accumulation units outstanding at end of period	402,034	418,480	419,666	511,459	598,840	840,172	1,166,416	1,879,418	811,220	726,596
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40	$10.47	$8.49	$8.03
Value at end of period	$16.81	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40	$10.47	$8.49
Number of accumulation units outstanding at end of period	441,194	502,651	623,604	648,471	781,461	913,587	1,022,912	1,136,532	99,085	127,480
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32	$12.97	$12.57	$10.95
Value at end of period	$16.59	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32	$12.97	$12.57
Number of accumulation units outstanding at end of period	51,215	68,161	82,796	91,496	100,791	124,360	153,889	167,298	198,883	212,294
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.29	$9.89	$9.65	$9.10	$8.81	$8.31	$8.25			
Value at end of period	$10.03	$10.29	$9.89	$9.65	$9.10	$8.81	$8.31			
Number of accumulation units outstanding at end of period	281,210	279,620	235,834	328,632	279,668	367,431	363,340			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	$9.21			
Value at end of period	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37			
Number of accumulation units outstanding at end of period	560,519	585,454	657,788	967,993	1,055,184	1,232,540	1,317,406			
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	$9.49			
Value at end of period	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62			
Number of accumulation units outstanding at end of period	519,141	467,083	542,821	613,105	699,255	667,671	746,997			
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	$9.75			
Value at end of period	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85			
Number of accumulation units outstanding at end of period	479,405	554,520	712,822	784,921	888,475	916,906	958,263			
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66	$9.95			
Value at end of period	$24.24	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66			
Number of accumulation units outstanding at end of period	217,866	212,702	240,680	269,744	320,643	369,472	419,483			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69	$10.28		
Value at end of period	$14.55	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69		
Number of accumulation units outstanding at end of period	473,401	525,487	561,630	658,566	785,637	998,454	1,134,062	38,475		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48	$10.85			
Value at end of period	$20.65	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48			
Number of accumulation units outstanding at end of period	174,878	26,905	19,418	21,886	15,071	1,463	1,930			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96	$10.40			
Value at end of period	$24.65	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96			
Number of accumulation units outstanding at end of period	165,970	195,224	229,048	277,169	322,879	415,384	463,277			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.51	$14.95	$11.36	$9.91	$10.30	$8.39	$6.11	$10.64		
Value at end of period	$15.73	$16.51	$14.95	$11.36	$9.91	$10.30	$8.39	$6.11		
Number of accumulation units outstanding at end of period	94,002	84,361	92,686	75,481	61,315	78,462	47,716	20,592		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95	$10.16		
Value at end of period	$14.98	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95		
Number of accumulation units outstanding at end of period	109,699	128,284	156,206	123,674	136,727	186,026	156,359	190,367		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52	$8.60	$7.97	$7.22
Value at end of period	$14.07	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52	$8.60	$7.97
Number of accumulation units outstanding at end of period	119,923	142,742	168,916	214,984	247,873	286,727	320,361	376,713	459,626	564,312
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13	$9.79		
Value at end of period	$15.98	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13		
Number of accumulation units outstanding at end of period	19,693	22,511	26,717	29,648	55,529	44,468	65,135	49,665		
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.59									
Number of accumulation units outstanding at end of period	146,625									
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17	$9.82		
Value at end of period	$11.42	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17		
Number of accumulation units outstanding at end of period	125,973	110,869	120,410	144,863	254,563	212,507	223,479	374,087		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48	$12.96	$12.43	$10.98
Value at end of period	$19.03	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48	$12.96	$12.43
Number of accumulation units outstanding at end of period	78,394	83,927	111,994	116,198	149,529	178,126	187,942	164,305	172,289	163,393
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.37	$11.29	$12.59	$12.05	$10.94	$10.56	$9.91			
Value at end of period	$10.88	$11.37	$11.29	$12.59	$12.05	$10.94	$10.56			
Number of accumulation units outstanding at end of period	144,694	180,503	192,950	272,814	226,173	158,549	99,495			

DVA Plus

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14	$12.38	$13.59	$11.42
Value at end of period	$13.50	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14	$12.38	$13.59
Number of accumulation units outstanding at end of period	28,653	25,639	29,088	35,292	45,901	53,304	63,073	74,427	81,623	101,564
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$97.08	$76.08	$75.87	$66.84	$62.12	$49.40	$37.00	$61.26	$75.80	$56.05
Value at end of period	$98.19	$97.08	$76.08	$75.87	$66.84	$62.12	$49.40	$37.00	$61.26	$75.80
Number of accumulation units outstanding at end of period	39,530	44,070	54,694	67,961	81,510	104,827	127,889	162,446	224,152	366,031
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77	$11.34	$11.08	$10.10
Value at end of period	$14.79	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77	$11.34	$11.08
Number of accumulation units outstanding at end of period	67,461	71,831	96,568	108,857	127,463	154,749	150,347	163,151	106,843	83,211
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03	$10.05
Value at end of period	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03
Number of accumulation units outstanding at end of period	29,990	33,120	39,956	65,342	91,440	104,288	127,896	147,871	176,039	103,094
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.05	$22.13	$16.56	$14.70	$16.81	$13.32	$9.74	$16.30	$14.49	$13.18
Value at end of period	$22.28	$23.05	$22.13	$16.56	$14.70	$16.81	$13.32	$9.74	$16.30	$14.49
Number of accumulation units outstanding at end of period	485,836	555,428	663,971	811,620	1,010,372	1,252,269	1,420,747	1,606,529	1,931,572	1,483,799
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90	$9.99
Value at end of period	$13.10	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90
Number of accumulation units outstanding at end of period	186,091	254,328	227,332	278,388	280,115	297,547	368,963	326,241	270,226	142,742
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39	$13.44	$14.00	$12.30
Value at end of period	$17.66	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39	$13.44	$14.00
Number of accumulation units outstanding at end of period	198,345	222,030	245,614	292,800	320,523	359,615	378,272	415,402	485,537	527,949
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83
Value at end of period	$16.23	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12	$12.14	$11.96
Number of accumulation units outstanding at end of period	816,902	959,918	128,558	121,858	148,295	188,722	222,360	306,848	94,763	108,471
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.90	$10.24								
Value at end of period	$10.45	$10.90								
Number of accumulation units outstanding at end of period	259,715	296,450								
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$42.46	$39.25	$29.84	$26.51	$27.58	$24.95	$20.49	$30.77	$30.53	$26.79
Value at end of period	$40.50	$42.46	$39.25	$29.84	$26.51	$27.58	$24.95	$20.49	$30.77	$30.53
Number of accumulation units outstanding at end of period	148,496	176,718	197,760	231,946	281,912	337,800	388,816	443,563	540,794	677,536
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.21	$20.38	$22.01	$18.81	$23.42	$19.82	$11.76	$24.56	$18.05	$13.53
Value at end of period	$16.72	$20.21	$20.38	$22.01	$18.81	$23.42	$19.82	$11.76	$24.56	$18.05
Number of accumulation units outstanding at end of period	99,093	115,167	135,222	162,360	180,430	206,305	304,281	378,645	501,622	526,429
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$17.71	$15.67	$12.13	$10.28	$10.28	$8.51	$6.89	$9.89		
Value at end of period	$16.87	$17.71	$15.67	$12.13	$10.28	$10.28	$8.51	$6.89		
Number of accumulation units outstanding at end of period	42,517	55,815	83,513	79,203	60,593	63,348	46,439	16,589		

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$25.36	$23.82	$17.45	$14.96	$15.44	$12.40	$9.91	$14.40	$14.91	$13.01
Value at end of period	$24.00	$25.36	$23.82	$17.45	$14.96	$15.44	$12.40	$9.91	$14.40	$14.91
Number of accumulation units outstanding at end of period	109,053	81,741	128,407	133,682	170,175	191,942	155,530	185,036	234,079	289,126
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.81	$24.22	$20.64	$18.15	$16.94	$15.13	$11.95	$17.03	$15.80	$13.25
Value at end of period	$25.93	$24.81	$24.22	$20.64	$18.15	$16.94	$15.13	$11.95	$17.03	$15.80
Number of accumulation units outstanding at end of period	90,626	92,834	114,475	143,248	169,004	202,527	203,385	225,513	280,577	332,645
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43	$14.41	$13.79	$11.94
Value at end of period	$17.97	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43	$14.41	$13.79
Number of accumulation units outstanding at end of period	49,741	36,665	42,183	44,382	43,199	48,642	57,061	63,473	53,080	49,426
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$71.99	$65.33	$54.41	$48.38	$47.85	$42.71	$32.62	$45.81	$44.67	$39.65
Value at end of period	$74.42	$71.99	$65.33	$54.41	$48.38	$47.85	$42.71	$32.62	$45.81	$44.67
Number of accumulation units outstanding at end of period	391,362	460,029	531,694	635,942	730,033	894,237	1,034,928	1,168,272	1,535,092	1,758,893
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$43.17	$40.89	$32.08	$27.86	$28.61	$25.33	$20.63	$32.65	$32.25	$27.56
Value at end of period	$39.49	$43.17	$40.89	$32.08	$27.86	$28.61	$25.33	$20.63	$32.65	$32.25
Number of accumulation units outstanding at end of period	232,104	266,749	322,215	392,755	469,128	539,055	601,838	691,572	865,803	1,042,643
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75	$10.15	$10.11	
Value at end of period	$16.46	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75	$10.15	
Number of accumulation units outstanding at end of period	102,501	54,997	72,871	61,096	95,002	109,783	80,480	16,757	9,218	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87	$17.88	$15.09	$12.39
Value at end of period	$14.31	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87	$17.88	$15.09
Number of accumulation units outstanding at end of period	128,789	108,814	112,068	139,920	155,542	171,109	200,319	254,172	318,925	316,462
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37	$12.63	$11.16	$10.02
Value at end of period	$10.46	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37	$12.63	$11.16
Number of accumulation units outstanding at end of period	352,061	375,482	439,447	544,244	107,339	138,277	140,510	133,335	68,022	10,499
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.99	$29.30	$22.83	$19.09	$20.60	$19.46	$14.97	$25.26	$25.10	$20.96
Value at end of period	$25.42	$27.99	$29.30	$22.83	$19.09	$20.60	$19.46	$14.97	$25.26	$25.10
Number of accumulation units outstanding at end of period	125,812	145,778	176,985	210,020	248,042	296,746	357,836	401,370	489,370	584,766

APPENDIX B

The Investment Portfolios

The following investment portfolios are closed to new premiums and transfers. Contract owners who have value in any of the closed investment portfolios may leave their contract value in these investments.

Closed Investment Portfolios

Columbia Small Cap Value Fund (Class B)	Voya International Index Portfolio (Class S)
ProFund VP Bull	Voya Large Cap Growth Portfolio (Class S)
ProFund VP Europe 30	Voya Limited Maturity Bond Portfolio (Class S)
ProFund VP Rising Rates Opportunity	Voya SmallCap Opportunities Portfolio (Class S)
Voya Global Equity Portfolio (Class S)[*]	VY® Clarion Global Real Estate Portfolio (Class S)
Voya Growth and Income Portfolio (Class S)	VY® Clarion Real Estate Portfolio (Class S)
Voya Index Plus LargeCap Portfolio (Class S)	VY® Columbia Small Cap Value II Portfolio (Class S)
Voya Index Plus MidCap Portfolio (Class S)	VY® Invesco Equity and Income Portfolio (Class S)
Voya Index Plus SmallCap Portfolio (Class S)	VY® JP Morgan Mid Cap Value Portfolio (Class S)

Open Investment Portfolios

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract, plus any Fixed Interest Allocation that is available. The investment portfolios that are currently available for allocations are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in them. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge, from Customer Service at the address and telephone number listed in the prospectus, by accessing the SEC's website or by contacting the SEC Public Reference Room. If you received a summary prospectus for any of the funds available through your Contract, you may also obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.

Certain funds offered under the Contract have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are designated as "fund of funds." Funds offered in a fund of funds structure (such as the Retirement Funds) may have higher fees and expenses than a fund that invests directly in debt and equity securities.

Consult with your investment professional to determine if the investment portfolios may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

---

[*] Prior to May 1, 2016, this investment portfolio was known as the Voya Global Value Advantage Portfolio.

Fund Name Investment Adviser/Subadviser	Investment Objective
BlackRock Global Allocation V.I. Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks high total investment return.
Voya EURO STOXX 50® Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the EURO STOXX 50® Index.
Voya FTSE 100 Index® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the FTSE 100 Index®.
Voya Global Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya Global Perspectives® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return.
Voya Government Liquid Assets Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks high level of current income consistent with the preservation of capital and liquidity.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Hang Seng Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Hang Seng Index.
Voya High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted International Index.
Voya Japan TOPIX Index® Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Tokyo Stock Price Index®.
Voya Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Retirement Conservative Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya Retirement Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.
Voya Retirement Moderate Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.
Voya Retirement Moderate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell™ Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell™ Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.

Fund Name Investment Adviser/Subadviser	Investment Objective
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya Solution Moderately Aggressive Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital growth through a diversified asset allocation strategy.
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
VY® Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® BlackRock Inflation Protected Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Financial Management Inc.	A *non-diversified* Portfolio that seeks to maximize real return, consistent with preservation of real capital and prudent investment management.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY® FMR® Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company *** FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.**	Seeks long-term growth of capital.
VY® Franklin Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective
VY® Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.
VY® Morgan Stanley Global Franchise Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Morgan Stanley Investment Management Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.

Fund Name Investment Adviser/Subadviser	Investment Objective
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

HSI is published and compiled by Hang Seng Indexes Company Limited pursuant to a license from Hang Seng Data Services Limited. The mark and name of the Index are proprietary to Hang Seng Data Services Limited. Hang Seng Indexes Company Limited and Hang Seng Data Services Limited have agreed to the use of, and reference to, the Index by Voya Investment Management Co. LLC and Voya Investments, LLC in connection with the Voya Hang Seng Portfolio (the "product"), but neither Hang Seng Indexes Company Limited nor Hang Seng Data Services Limited warrants or represents or guarantees to any broker or holder of the product or any other person: (1) the accuracy or completeness of any of the Index and its computation or any information related thereto; or (2) the fitness or suitability for any purpose of any of the Index or any component or data comprised in it; or (3) the results which may be obtained by any person from the use of any of the Index or any component or data comprised in it for any purpose, and no warranty or representation or guarantee of any kind whatsoever relating to the Index is given or may be implied. The process and basis of computation and compilation of the Index and any of the related formula or formulae, constituent stocks and factors may at any time be changed or altered by Hang Seng Indexes Company Limited without notice.

TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED: (1) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE INDEX BY VOYA INVESTMENT MANAGEMENT CO. LLC AND VOYA INVESTMENTS, LLC IN CONNECTION WITH THE PRODUCT; OR (2) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE INDEX; OR (3) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE INDEX WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (4) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE PRODUCT AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED IN CONNECTION WITH THE PRODUCT IN ANY MANNER WHATSOEVER BY ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT. ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE PRODUCT DOES SO THEREFORE IN FULL KNOWLEDGE OF THIS DISCLAIMER AND CAN PLACE NO RELIANCE WHATSOEVER ON HANG SENG INDEXES COMPANY LIMITED AND HANG SENG DATA SERVICES LIMITED. FOR THE AVOIDANCE OF DOUBT, THIS DISCLAIMER DOES NOT CREATE ANY CONTRACTUAL OR QUASI-CONTRACTUAL RELATIONSHIP BETWEEN ANY BROKER, HOLDER OR OTHER PERSON AND HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED AND MUST NOT BE CONSTRUED TO HAVE CREATED SUCH RELATIONSHIP.

Fixed Account I

The Fixed Account I ("Fixed Account") is an optional fixed interest allocation offered during the accumulation phase of your variable annuity Contract. The Fixed Account, which is a segregated asset account of VIAC, provides a means for you to invest on a tax-deferred basis and earn a guaranteed interest for guaranteed interest periods (Fixed Interest Allocation(s)). We will credit your Fixed Interest Allocation(s) with a fixed rate of interest. We currently offer Fixed Interest Allocations with guaranteed interest periods of five, seven and ten years. In addition, we may offer dollar cost averaging Fixed Interest Allocations, which are six-month and one-year Fixed Interest Allocations available exclusively in connection with our dollar cost averaging program. We may offer additional guaranteed interest periods in some or all states, may not offer all guaranteed interest periods on all contracts or in all states and the rates for a given guaranteed interest period may vary among contracts. We set the interest rates periodically. We may credit a different interest rate for each interest period. The interest you earn in the Fixed Account, as well as your principal, is guaranteed by VIAC, as long as you do not take your money out before the maturity date for the applicable interest period. If you take your money out from a Fixed Interest Allocation more than 30 days before the applicable maturity date, we will apply a Market Value Adjustment. A Market Value Adjustment could increase or decrease your contract value and/or the amount you take out. A surrender charge may also apply to withdrawals from your Contract. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

For contracts sold in some states, not all Fixed Interest Allocations are available. You have a right to return a contract for a refund as described in the prospectus.

The Fixed Account

You may allocate premium payments and transfer your contract value to the guaranteed interest periods of the Fixed Account during the accumulation period as described in the prospectus. Every time you allocate money to the Fixed Account, we set up a Fixed Interest Allocation for the guaranteed interest period you select. We will credit your Fixed Interest Allocation with a guaranteed interest rate for the interest period you select, so long as you do not withdraw money from that Fixed Interest Allocation before the end of the guaranteed interest period. Each guaranteed interest period ends on its maturity date, which is the last day of the month in which the interest period is scheduled to expire.

Your contract value in the Fixed Account is the sum of your Fixed Interest Allocations and the interest credited as adjusted for any withdrawals, transfers or other charges we may impose, including any Market Value Adjustment. Your Fixed Interest Allocation will be credited with the guaranteed interest rate in effect for the guaranteed interest period you selected when we receive and accept your premium or reallocation of contract value. We will credit interest daily at a rate that yields the quoted guaranteed interest rate.

If you surrender, withdraw, transfer or annuitize your investment in a Fixed Interest Allocation more than 30 days before the end of the guaranteed interest period, we will apply a Market Value Adjustment to the transaction. A Market Value Adjustment could increase or decrease the amount you surrender, withdraw, transfer or annuitize, depending on current interest rates at the time of the transaction. You bear the risk that you may receive less than your principal because of the Market Value Adjustment.

Guaranteed Interest Rates

Each Fixed Interest Allocation will have an interest rate that is guaranteed as long as you do not take your money out until its maturity date. We do not have a specific formula for establishing the guaranteed interest rates for the different guaranteed interest periods. We determine guaranteed interest rates at our sole discretion. We cannot predict the level of future interest rates. For more information see the prospectus for Fixed Account I.

Transfers from a Fixed Interest Allocation

You may transfer your contract value in a Fixed Interest Allocation to one or more new Fixed Interest Allocations with new guaranteed interest periods, or to any of the subaccounts of VIAC's Separate Account B as described in the prospectus on the maturity date of a guaranteed interest period. The minimum amount that you can transfer to or from any Fixed Interest Allocation is $100. Transfers from a Fixed Interest Allocation may be subject to a Market Value Adjustment. If you have a special Fixed Interest Allocation that was offered exclusively with our dollar cost averaging program, canceling dollar cost averaging will cause a transfer of the entire contract value in such Fixed Interest Allocation to the Liquid Assets subaccount, and such a transfer will be subject to a Market Value Adjustment.

Please be aware that the benefit we pay under certain optional benefit riders will be adjusted by any transfers you make to and from the Fixed Interest Allocations during specified periods while the rider is in effect.

Withdrawals from a Fixed Interest Allocation

During the accumulation phase, you may withdraw a portion of your contract value in any Fixed Interest Allocation. You may make systematic withdrawals of only the interest earned during the prior month, quarter or year, depending on the frequency chosen, from a Fixed Interest Allocation under our systematic withdrawal option. A withdrawal from a Fixed Interest Allocation may be subject to a Market Value Adjustment and a contract surrender charge. Be aware that withdrawals may have federal income tax consequences, including a 10% penalty tax, as well as state income tax consequences.

Please be aware that the benefit we pay under any of the optional benefit riders will be reduced by any withdrawals you made from the Fixed Interest Allocations during the period while the rider is in effect.

Market Value Adjustment

A Market Value Adjustment may decrease, increase or have no effect on your contract value. We will apply a Market Value Adjustment: (1) whenever you withdraw or transfer money from a Fixed Interest Allocation (unless made within 30 days before the maturity date of the applicable guaranteed interest period, or under the systematic withdrawal or dollar cost averaging program); and (2) if on the annuity start date a guaranteed interest period for any Fixed Interest Allocation does not end on or within 30 days of the annuity start date.

A Market Value Adjustment may be positive, negative or result in no change. In general, if interest rates are rising, you bear the risk that any Market Value Adjustment will likely be negative and reduce your contract value. On the other hand, if interest rates are falling, it is more likely that you will receive a positive Market Value Adjustment that increases your contract value. In the event of a full surrender, transfer or annuitization from a Fixed Interest Allocation, we will add or subtract any Market Value Adjustment from the amount surrendered, transferred or annuitized. In the event of a partial withdrawal, transfer or annuitization, we will add or subtract any Market Value Adjustment from the total amount withdrawn, transferred or annuitized in order to provide the amount requested. If a negative Market Value Adjustment exceeds your contract value in the Fixed Interest Allocation, we will consider your request to be a full surrender, transfer or annuitization of the Fixed Interest Allocation.

Contract Value in the Fixed Interest Allocations

On the contract date, the contract value in any Fixed Interest Allocation in which you are invested is equal to the portion of the initial premium paid and designated for allocation to the Fixed Interest Allocation. On each business day after the contract date, we calculate the amount of contract value in each Fixed Interest Allocation as follows:
1) We take the contract value in the Fixed Interest Allocation at the end of the preceding business day;
2) We credit a daily rate of interest on 1) at the guaranteed rate since the preceding business day;
3) We add 1) and 2);
4) We subtract from 3) any transfers from that Fixed Interest Allocation; and
5) We subtract from 4) any withdrawals, and then subtract any contract fees (including any rider charges) and premium taxes.

Additional premium payments and transfers allocated to the Fixed Account will be placed in a new Fixed Interest Allocation. The contract value on the date of allocation will be the amount allocated. Several examples, which illustrate how the Market Value Adjustment works are included in the prospectus for Fixed Account I.

Cash Surrender Value

The cash surrender value is the amount you receive when you surrender the Contract. The cash surrender value of amounts allocated to the Fixed Account will fluctuate daily based on the interest credited to Fixed Interest Allocations, any Market Value Adjustment, and any surrender charge. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: (1) we start with your contract value; (2) we adjust for any Market Value Adjustment; and (3) we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee (unless waived), any optional benefit rider charge and any other charges incurred but not yet deducted.

Dollar Cost Averaging from Fixed Interest Allocations

You may elect to participate in our dollar cost averaging program from a Fixed Account Interest Allocation with a guaranteed interest period of one year or less. The Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other Fixed Interest Allocations or contract investment portfolio subaccounts selected by you.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

You elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. You may change the transfer amount once each contract year.

Transfers from a Fixed Interest Allocation under the dollar cost averaging program are not subject to a Market Value Adjustment.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program or otherwise modify, suspend or terminate this program. Of course, such change will not affect any dollar cost averaging programs in operation at the time.

Suspension of Payments

We have the right to delay payment of amounts from a Fixed Interest Allocation for up to six months.

More Information

See the prospectus for Fixed Account I.

APPENDIX D

Fixed Interest Division

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by VIAC. The Fixed Interest Division is part of the VIAC General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated May 1, 2016. The Fixed Interest Division is different from the Fixed Account which is described in the prospectus but which is not available in your state. If you are unsure whether the Fixed Account is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Fixed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

APPENDIX E

Surrender Charge for Excess Withdrawals Example

The following assumes you made an initial premium payment of $25,000 and additional premium payments of $25,000 in each of the second and third contract years, for total premium payments under the Contract of $75,000. It also assumes a withdrawal at the beginning of the fifth contract year of 30% of the contract value of $90,000.

In this example, $13,500 (15% of $90,000) is maximum free withdrawal amount that you may withdraw during the contract year without a surrender charge. The total withdrawal would be $27,000 ($90,000 x .30). Therefore, $13,500 ($27,000 - $13,500) is considered an excess withdrawal and would be subject to a 4% surrender charge of $540 ($13,500 x .04). This example does not take into account any Market Value Adjustment or deduction of any premium taxes.

Statement of Additional Information

VOYA GOLDENSELECT DVA PLUS®

Deferred Combination Variable and Fixed Annuity Contract

issued by
SEPARATE ACCOUNT B
of
VOYA INSURANCE AND ANNUITY COMPANY

This Statement of Additional Information is not a prospectus. The information contained herein should be read in conjunction with the Prospectus for the Voya Insurance and Annuity Company Deferred Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus, send a written request to Voya Insurance and Annuity Company, Customer Service, P.O. Box 9271 Des Moines, Iowa 50306-9271 or telephone 1-800-366-0066, or access the Security and Exchange Commission's ("SEC") website (www.sec.gov).

DATE OF PROSPECTUS AND
STATEMENT OF ADDITIONAL INFORMATION

May 1, 2016

Table of Contents

Introduction

This Statement of Additional Information provides background information regarding Separate Account B.

Description of Voya Insurance and Annuity Company

We are an Iowa stock life insurance company, which was originally organized in 1973 under the insurance laws of Minnesota. Prior to September 1, 2014, we were known as ING USA Annuity and Life Insurance Company. Prior to January 1, 2004, we were known as Golden American Life Insurance Company. We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

We are authorized to sell insurance and annuities in all states, except New York, and the District of Columbia. Although we are a subsidiary of Voya, Voya is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of Voya Insurance and Annuity Company.

Directed Services LLC, the distributor of the Contracts and the investment manager of the Voya Investors Trust, is also a wholly owned indirect subsidiary of Voya. Voya also indirectly owns Voya Investments, LLC and Voya Investment Management Co. LLC, portfolio managers of the Voya Investors Trust and the investment managers of the Voya Variable Insurance Trust, Voya Variable Products Trust and Voya Variable Product Portfolios, respectively.

Separate Account B of Voya Insurance and Annuity Company

Separate Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments to accounts under the Contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the Contracts. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the Contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

Safekeeping of Assets

Voya Insurance and Annuity Company acts as its own custodian for Separate Account B.

Experts

The statements of assets and liabilities of Separate Account B as of December 31, 2015, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the financial statements of the Company as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

Distribution of Contracts

The offering of Contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of Voya Insurance and Annuity Company, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by Voya Insurance and Annuity Company. The Contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2015, 2014 and 2013 commissions paid by Voya Insurance and Annuity Company, including amounts paid by its affiliated Companies, ReliaStar Life Insurance Company of New York and Voya Retirement Insurance and Annuity Company, to Directed Services LLC aggregated $229,683,399, $244,889,657 and $242,125,652, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the Contracts. Directed Services LLC is located at One Orange Way, Windsor, Connecticut 06095.

Under a management services agreement, last amended in 1995, Voya Insurance and Annuity Company provides to Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain facilities. Voya Insurance and Annuity Company charges Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable, and the remainder allocated based on the estimated amount of time spent by Voya Insurance and Annuity Company's employees on behalf of Directed Services LLC. In the opinion of management, this method of cost allocation is reasonable. However effective January 1, 2010, this management services agreement was changed to an arms-length pricing agreement, whereas Voya Insurance and Annuity Company now receives a monthly fee from Directed Services LLC based on annual contractual rates by fund. This fee, calculated as a percentage of average assets in the variable separate accounts, was $115,451,517, $139,918,729 and $147,389,859 for the years ended 2015, 2014 and 2013, respectively.

Published Ratings

From time to time, the rating of Voya Insurance and Annuity Company as an insurance company by A.M. Best may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A+ + to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

Accumulation Unit Value

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus and below. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below do not reflect the mortality and expense risk charge for this product and are for illustration purposes only. Complete AUV information for the AUVs calculated for this Contract is available in this SAI.

ILLUSTRATION OF CALCULATION OF AUV
    EXAMPLE 1

(1) AUV, beginning of period	$10.00
(2) Value of securities, beginning of period	$10.00
(3) Change in value of securities	$0.10
(4) Gross investment return (3) divided by (2)	0.01
(5) Less daily mortality and expense charge	0.00004280
(6) Less asset based administrative charge	0.00000411
(7) Net investment return (4) minus (5) minus (6)	0.009953092
(8) Net investment factor (1.000000) plus (7)	1.009953092
(9) AUV, end of period (1) multiplied by (8)	$10.09953092

ILLUSTRATION OF PURCHASE OF UNITS (ASSUMING NO STATE PREMIUM TAX)
EXAMPLE 2

(1) Initial premium payment	$1,000
(2) AUV on effective date of purchase **(see EXAMPLE 1)**	$10.00
(3) Number of units purchased (1) divided by (2)	100
(4) AUV for valuation date following purchase **(see EXAMPLE 1)**	$10.09953092
(5) Contract value in account for valuation date following purchase (3) multiplied by (4)	$1,009.95

Performance Information

From time to time, we may advertise or include in reports to contract owner's performance information for the subaccounts of Separate Account B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Voya Government Liquid Assets Portfolio subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for one-, five- and ten-year periods, or lesser periods depending on how long Separate Account B has been investing in the portfolio. We may show other total returns for periods of less than one year. We will base total return figures on the actual historic performance of the subaccounts of Separate Account B, assuming an investment at the beginning of the period when the separate account first invested in the portfolios, and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the investment portfolios.

Current yield for the Voya Government Liquid Assets Portfolio subaccount is based on income received by a hypothetical investment over a given seven-day period, less expenses accrued, and then "annualized" (i.e., assuming that the seven-day yield would be received for 52 weeks). We calculate "effective yield" for the Voya Government Liquid Assets Portfolio subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher than the "yield" because of the compounding effect of earnings. We calculate quotations of yield for the remaining subaccounts on all investment income per accumulation unit earned during a given 30-day period, after subtracting fees and expenses accrued during the period, assuming the selection of the Max 7 Enhanced Death Benefit and the MGIB optional benefit rider. **You should be aware that there is no guarantee that the Voya Government Liquid Assets Portfolio subaccount will have a positive or level return.**

We may compare performance information for a subaccount to: (1) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices; (2) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service; and (3) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2015, the following tables give: (1) the accumulation unit value ("AUV") at the beginning of the period; (2) the AUV at the end of the period; and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Separate Account B available under the Contract for the indicated periods. This information is current through December 31, 2015, including portfolio names. Portfolio name changes after December 31, 2015 are not reflected in the following information.

Separate Account Annual Charges of 1.25%

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$12.17	$12.09	$10.70	$9.86	$10.36	$9.55	$8.00	$9.58		
Value at end of period	$11.90	$12.17	$12.09	$10.70	$9.86	$10.36	$9.55	$8.00		
Number of accumulation units outstanding at end of period	84,943	97,304	93,208	126,796	133,680	109,103	45,478	19,888		
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
Value at beginning of period	$29.73	$29.22	$22.07	$20.09	$21.68	$17.36	$14.06	$19.82	$20.60	$17.48
Value at end of period	$27.51	$29.73	$29.22	$22.07	$20.09	$21.68	$17.36	$14.06	$19.82	$20.60
Number of accumulation units outstanding at end of period	2,359	2,504	3,520	4,950	7,319	7,580	7,961	9,230	10,528	17,062
PROFUND VP BULL										
Value at beginning of period	$13.65	$12.40	$9.68	$9.94	$8.72	$7.84	$6.39	$10.37	$10.15	$9.04
Value at end of period	$13.42	$13.65	$12.40	$9.68	$8.61	$8.72	$7.84	$6.39	$10.37	$10.15
Number of accumulation units outstanding at end of period	0	0	2,752	2,766	0	0	0	107	1,910	10,138
PROFUND VP EUROPE 30										
Value at beginning of period	$10.81	$11.98	$9.97	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62	$10.02
Value at end of period	$9.51	$10.81	$11.98	$9.97	$8.66	$9.63	$9.50	$7.27	$13.15	$11.62
Number of accumulation units outstanding at end of period	6,113	6,211	6,318	7,085	11,570	7,302	7,337	7,465	7,692	9,520
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.28	$3.30	$2.87	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16	$7.50
Value at end of period	$2.21	$2.28	$3.30	$2.87	$3.13	$5.06	$6.11	$4.68	$7.64	$8.16
Number of accumulation units outstanding at end of period	150	2,622	5,755	12,632	8,180	6,149	6,889	7,279	11,240	23,153
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$9.57	$10.72	$8.66	$7.19	$9.57	$9.81	$9.99			
Value at end of period	$9.01	$9.57	$10.72	$8.66	$7.19	$8.81	$9.81			
Number of accumulation units outstanding at end of period	10,182	4,301	4,739	2,551	934	0	1,284			
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.84	$13.96	$11.89	$10.45	$11.17	$10.27	$10.28			
Value at end of period	$11.76	$12.84	$13.96	$11.89	$10.45	$11.04	$10.27			
Number of accumulation units outstanding at end of period	1,325	1,324	1,324	0	71	0	498			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.68	$10.58								
Value at end of period	$10.16	$10.68								
Number of accumulation units outstanding at end of period	14,364	18,854								

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$10.24	$9.89	$8.81	$7.75	$8.16	$7.81	$6.09	$9.68		
Value at end of period	$9.86	$10.24	$9.89	$8.81	$7.75	$8.16	$7.81	$6.09		
Number of accumulation units outstanding at end of period	165,852	22,124	19,880	29,742	44,878	31,323	44,930	24,117		
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.45									
Value at end of period	$8.76									
Number of accumulation units outstanding at end of period	3,093									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.24	$14.01	$10.90	$9.58	$9.99					
Value at end of period	$14.78	$15.24	$14.01	$10.90	$9.58					
Number of accumulation units outstanding at end of period	408,515	523,130	624,045	777,920	1,026,100					
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.88	$12.72	$9.89	$8.67	$8.82	$7.85	$6.11	$9.51		
Value at end of period	$13.48	$13.88	$12.72	$9.89	$8.67	$8.82	$7.85	$6.11		
Number of accumulation units outstanding at end of period	139,901	149,992	189,762	203,583	242,256	166,429	179,700	58,152		
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$14.74	$14.43	$14.07	$11.10	$13.78	$12.98	$10.86			
Value at end of period	$13.79	$14.74	$14.43	$14.07	$11.10	$13.78	$12.98			
Number of accumulation units outstanding at end of period	16,758	4,719	5,457	7,064	8,328	28,020	9,425			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.79	$18.81	$18.03	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01	$11.16
Value at end of period	$18.18	$18.79	$18.81	$18.03	$16.01	$15.53	$13.76	$9.33	$12.20	$12.01
Number of accumulation units outstanding at end of period	120,073	150,407	154,674	178,151	201,810	181,198	184,808	235,758	322,944	335,972
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.33	$14.56	$11.12	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50	$10.19
Value at end of period	$16.23	$16.33	$14.56	$11.12	$9.87	$10.02	$8.93	$7.35	$11.90	$11.50
Number of accumulation units outstanding at end of period	17,575	25,471	32,381	41,733	65,532	49,367	76,821	81,989	98,148	93,835
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.09	$22.32	$16.84	$14.53	$14.92	$12.43	$9.57	$15.57	$14.98	$13.90
Value at end of period	$23.30	$24.09	$22.32	$16.84	$14.53	$14.92	$12.43	$9.57	$15.57	$14.98
Number of accumulation units outstanding at end of period	24,270	29,348	38,751	50,984	82,774	81,101	94,168	115,067	136,812	138,286
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.47	$21.62	$15.39	$13.89	$14.21	$11.75	$9.55	$14.58	$15.80	$14.10
Value at end of period	$21.42	$22.47	$21.62	$15.39	$13.89	$14.21	$11.75	$9.55	$14.58	$15.80
Number of accumulation units outstanding at end of period	13,768	16,326	24,379	33,413	57,544	60,478	72,831	78,223	103,530	106,404
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.86	$15.08	$15.33	$14.23	$13.43	$12.42	$11.30	$12.53	$12.00	$11.71
Value at end of period	$15.70	$15.86	$15.08	$15.33	$14.23	$13.43	$12.42	$11.30	$12.53	$12.00
Number of accumulation units outstanding at end of period	619,303	769,986	285,265	337,270	339,798	374,616	399,908	410,808	463,707	195,604
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.71	$10.19								
Value at end of period	$9.45	$9.71								
Number of accumulation units outstanding at end of period	291,408	367,345								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.11	$9.83	$8.22	$7.02	$8.12	$7.64	$7.05			
Value at end of period	$8.90	$9.11	$9.83	$8.22	$7.02	$8.12	$7.64			
Number of accumulation units outstanding at end of period	8,245	10,241	13,923	17,070	28,671	27,888	35,562			
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$11.53	$12.35	$10.02	$9.43	$11.07	$9.76				
Value at end of period	$12.58	$11.53	$12.35	$10.02	$9.43	$11.07				
Number of accumulation units outstanding at end of period	17,536	17,545	1,907	181	261	186				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$14.84	$13.29	$10.33	$9.69						
Value at end of period	$15.49	$14.84	$13.29	$10.33						
Number of accumulation units outstanding at end of period	499,779	612,144	740,168	910,276						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.86	$21.31	$16.52	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24	$10.78
Value at end of period	$25.00	$23.86	$21.31	$16.52	$14.20	$14.07	$12.47	$8.86	$12.39	$11.24
Number of accumulation units outstanding at end of period	277,448	326,475	252,105	44,021	43,272	19,306	8,260	2,608	2,616	3,963
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.89	$14.67	$11.37	$10.07	$10.05					
Value at end of period	$14.96	$15.89	$14.67	$11.37	$10.07					
Number of accumulation units outstanding at end of period	212,480	225,827	148,442	28,371	31,803					
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$23.65	$23.78	$23.92	$23.86	$23.89	$23.45	$22.16	$22.50	$21.54	$21.00
Value at end of period	$23.48	$23.65	$23.78	$23.92	$23.86	$23.89	$23.45	$22.16	$22.50	$21.54
Number of accumulation units outstanding at end of period	12,147	18,625	19,067	25,700	43,767	50,499	62,476	72,204	86,065	116,241
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$16.43	$16.63	$16.84	$17.06	$17.26	$17.48	$17.65	$17.45	$16.83	$16.29
Value at end of period	$16.23	$16.43	$16.63	$16.84	$17.06	$17.26	$17.48	$17.65	$17.45	$16.83
Number of accumulation units outstanding at end of period	305,811	311,863	432,212	432,333	495,767	654,563	823,111	1,075,453	1,041,103	930,466
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.29	$17.06	$13.12	$11.66	$11.90	$9.27	$6.66	$10.83	$8.74	$8.22
Value at end of period	$18.10	$18.29	$17.06	$13.12	$11.66	$11.90	$9.27	$6.66	$10.83	$8.74
Number of accumulation units outstanding at end of period	89,330	102,361	125,091	93,137	115,862	130,284	164,493	183,121	86	101
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.83	$15.70	$12.20	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67	$10.99
Value at end of period	$17.51	$17.83	$15.70	$12.20	$11.21	$11.89	$10.39	$8.48	$13.15	$12.67
Number of accumulation units outstanding at end of period	10,343	11,994	13,812	19,695	37,100	39,556	37,919	38,598	43,128	41,720
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.57	$10.11	$9.81	$9.20	$8.86	$8.32	$8.25			
Value at end of period	$10.35	$10.57	$10.11	$9.81	$9.20	$8.86	$8.32			
Number of accumulation units outstanding at end of period	256,570	220,567	225,905	267,335	218,623	313,416	177,020			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.71	$13.18	$11.25	$10.08	$10.33	$9.38	$9.22			
Value at end of period	$13.26	$13.71	$13.18	$11.25	$10.08	$10.33	$9.38			
Number of accumulation units outstanding at end of period	912,167	1,043,824	1,371,454	1,572,082	1,712,415	2,198,626	2,496,597			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.72	$13.15	$11.50	$10.44	$10.56	$9.63	$9.50			
Value at end of period	$13.33	$13.72	$13.15	$11.50	$10.44	$10.56	$9.63			
Number of accumulation units outstanding at end of period	1,082,646	1,458,338	1,728,534	2,081,342	2,214,578	2,602,054	2,859,154			
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.23	$12.73	$11.71	$10.76	$10.67	$9.86	$9.75			
Value at end of period	$12.86	$13.23	$12.73	$11.71	$10.76	$10.67	$9.86			
Number of accumulation units outstanding at end of period	760,885	881,829	1,029,267	1,267,525	1,378,837	1,436,677	1,531,154			
VOYA RUSSELL^{TM} LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.66	$21.24	$16.34	$14.48	$14.11	$12.70	$10.85			
Value at end of period	$25.08	$23.66	$21.24	$16.34	$14.48	$14.11	$12.70			
Number of accumulation units outstanding at end of period	37,886	37,476	46,337	44,068	43,898	28,032	31,979			
VOYA RUSSELL^{TM} LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$15.05	$13.54	$10.40	$9.14	$9.06	$8.19	$6.72	$10.31		
Value at end of period	$15.13	$15.05	$13.54	$10.40	$9.14	$9.06	$8.19	$6.72		
Number of accumulation units outstanding at end of period	105,746	113,941	213,344	194,260	236,511	231,934	404,145	126,808		
VOYA RUSSELL^{TM} LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$22.48	$20.29	$15.63	$13.65	$13.75	$12.53	$10.80			
Value at end of period	$21.37	$22.48	$20.29	$15.63	$13.65	$13.75	$12.53			
Number of accumulation units outstanding at end of period	42,591	26,209	30,825	47,196	54,039	57,219	56,116			
VOYA RUSSELL^{TM} MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$26.03	$23.73	$17.81	$15.62	$16.17	$13.01	$10.83			
Value at end of period	$25.51	$26.03	$23.73	$17.81	$15.62	$16.17	$13.01			
Number of accumulation units outstanding at end of period	37,288	34,340	45,034	53,479	59,173	80,860	97,790			
VOYA RUSSELL^{TM} MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.09	$15.39	$11.64	$10.10	$10.44	$8.47	$6.14	$10.49		
Value at end of period	$16.36	$17.09	$15.39	$11.64	$10.10	$10.44	$8.47	$6.14		
Number of accumulation units outstanding at end of period	23,746	23,563	90,428	44,333	49,569	19,620	13,324	15,576		
VOYA RUSSELL^{TM} SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.57	$16.04	$11.73	$10.26	$10.84	$8.71	$6.98	$10.21		
Value at end of period	$15.58	$16.57	$16.04	$11.73	$10.26	$10.84	$8.71	$6.98		
Number of accumulation units outstanding at end of period	15,982	25,112	106,649	31,564	43,607	48,577	40,797	49,477		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.52	$14.92	$10.89	$9.60	$9.67	$7.41	$5.74	$8.89	$8.20	$7.39
Value at end of period	$15.16	$15.52	$14.92	$10.89	$9.60	$9.67	$7.41	$5.74	$8.89	$8.20
Number of accumulation units outstanding at end of period	14,318	15,811	19,736	19,245	16,849	18,978	19,495	20,110	20,649	22,813
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$17.00	$16.20	$11.94	$10.58	$11.01	$8.99	$7.16	$9.41		
Value at end of period	$16.61	$17.00	$16.20	$11.94	$10.58	$11.01	$8.99	$7.16		
Number of accumulation units outstanding at end of period	6,544	8,294	18,609	30,844	36,646	25,619	15,014	12,098		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.60									
Number of accumulation units outstanding at end of period	456,365									
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.02	$11.54	$12.03	$11.76	$11.13	$10.64	$10.21	$9.90		
Value at end of period	$11.87	$12.02	$11.54	$12.03	$11.76	$11.13	$10.64	$10.21		
Number of accumulation units outstanding at end of period	42,577	43,646	54,312	62,663	83,355	91,062	87,442	72,701		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.42	$20.79	$15.16	$12.83	$12.71	$10.18	$7.62	$13.14	$12.54	$11.02
Value at end of period	$20.09	$21.42	$20.79	$15.16	$12.83	$12.71	$10.18	$7.62	$13.14	$12.54
Number of accumulation units outstanding at end of period	40,581	50,621	74,992	83,063	94,226	96,813	104,384	98,513	100,200	55,109
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.71	$11.56	$12.83	$12.21	$11.04	$10.60	$9.97			
Value at end of period	$11.26	$11.71	$11.56	$12.83	$12.21	$11.04	$10.60			
Number of accumulation units outstanding at end of period	36,880	36,516	78,265	209,102	127,882	142,911	37,847			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.60	$12.99	$12.68	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64	$11.46
Value at end of period	$14.18	$14.60	$12.99	$12.68	$10.22	$10.93	$9.54	$7.24	$12.48	$13.64
Number of accumulation units outstanding at end of period	41,277	45,891	49,639	48,915	60,194	84,455	89,612	99,999	107,813	24,276
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$110.86	$86.44	$85.76	$75.17	$69.52	$55.00	$40.99	$67.51	$83.11	$61.15
Value at end of period	$112.70	$110.86	$86.44	$85.76	$75.17	$69.52	$55.00	$40.99	$67.51	$83.11
Number of accumulation units outstanding at end of period	10,593	12,305	15,365	21,651	27,477	31,594	42,205	49,340	66,635	80,669
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.31	$13.74	$10.33	$9.31	$9.90	$8.94	$6.88	$11.46	$11.15	$10.13
Value at end of period	$15.57	$15.31	$13.74	$10.33	$9.31	$9.90	$8.94	$6.88	$11.46	$11.15
Number of accumulation units outstanding at end of period	63,872	79,298	100,693	115,289	123,908	150,779	157,889	159,880	125,072	30,946
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.66	$15.20	$11.00	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06	$9.44
Value at end of period	$15.01	$15.66	$15.20	$11.00	$9.75	$10.15	$8.20	$6.66	$10.23	$10.06
Number of accumulation units outstanding at end of period	24,972	27,626	36,108	46,327	51,720	59,404	70,614	77,932	64,799	17,740
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.78	$23.67	$17.62	$15.57	$17.70	$13.97	$10.16	$16.91	$14.96	$13.53
Value at end of period	$24.07	$24.78	$23.67	$17.62	$15.57	$17.70	$13.97	$10.16	$16.91	$14.96
Number of accumulation units outstanding at end of period	77,268	87,562	111,306	142,727	174,083	203,999	238,063	243,970	330,637	198,145
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.89	$14.36	$12.68	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94	$9.98
Value at end of period	$13.76	$14.89	$14.36	$12.68	$11.40	$11.26	$10.10	$7.74	$11.09	$10.94
Number of accumulation units outstanding at end of period	241,278	285,627	251,082	255,616	298,671	240,604	254,733	249,295	240,036	114,971
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$21.27	$19.74	$14.81	$12.64	$13.07	$11.49	$9.06	$14.44	$14.96	$13.08
Value at end of period	$19.75	$21.27	$19.74	$14.81	$12.64	$13.07	$11.49	$9.06	$14.44	$14.96
Number of accumulation units outstanding at end of period	54,396	69,672	86,589	82,680	105,906	126,971	129,999	149,237	150,106	138,545
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.76	$16.55	$13.45	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07	$10.87
Value at end of period	$17.14	$17.76	$16.55	$13.45	$12.10	$12.42	$11.23	$9.29	$12.31	$12.07
Number of accumulation units outstanding at end of period	205,507	246,792	103,618	96,503	118,187	105,571	113,622	120,670	86,004	27,625

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$10.95	$10.24								
Value at end of period	$10.55	$10.95								
Number of accumulation units outstanding at end of period	49,997	45,909								
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.35	$43.54	$32.93	$29.11	$30.13	$27.12	$22.16	$33.11	$32.68	$28.53
Value at end of period	$45.39	$47.35	$43.54	$32.93	$29.11	$30.13	$27.12	$22.16	$33.11	$32.68
Number of accumulation units outstanding at end of period	40,565	46,101	56,647	68,690	87,579	111,833	141,131	167,823	241,574	322,272
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$22.02	$22.09	$23.74	$20.18	$25.00	$21.05	$12.42	$25.82	$18.88	$14.08
Value at end of period	$18.31	$22.02	$22.09	$23.74	$20.18	$25.00	$21.05	$12.42	$25.82	$18.88
Number of accumulation units outstanding at end of period	71,450	82,393	101,672	110,229	113,267	135,772	157,198	183,253	204,971	154,812
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$28.54	$25.14	$19.35	$16.33	$16.24	$13.37	$10.78	$16.30	$16.13	
Value at end of period	$27.33	$28.54	$25.14	$19.35	$16.33	$16.24	$13.37	$10.78	$16.30	
Number of accumulation units outstanding at end of period	18,337	27,242	35,674	47,088	80,922	59,613	54,776	54,946	1,025,862	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$27.04	$25.27	$18.42	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26	$13.25
Value at end of period	$25.72	$27.04	$25.27	$18.42	$15.71	$16.13	$12.89	$10.25	$14.82	$15.26
Number of accumulation units outstanding at end of period	42,178	44,222	62,367	68,963	82,903	71,558	65,391	76,585	99,454	86,447
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.46	$25.70	$21.79	$19.06	$17.70	$15.73	$12.36	$17.52	$16.18	$13.50
Value at end of period	$27.79	$26.46	$25.70	$21.79	$19.06	$17.70	$15.73	$12.36	$17.52	$16.18
Number of accumulation units outstanding at end of period	32,933	37,826	42,761	42,688	59,377	50,786	43,937	50,398	69,246	44,308
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$22.30	$22.12	$17.66	$14.74	$16.29	$14.24	$10.35	$17.61	$16.77	$14.44
Value at end of period	$22.86	$22.30	$22.12	$17.66	$14.74	$16.29	$14.24	$10.35	$17.61	$16.77
Number of accumulation units outstanding at end of period	32,923	44,530	60,630	68,437	82,783	81,946	88,907	95,643	92,165	59,837
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$82.20	$74.22	$61.50	$54.41	$53.54	$47.55	$36.14	$50.48	$48.97	$43.26
Value at end of period	$85.42	$82.20	$74.22	$61.50	$54.41	$53.54	$47.55	$36.14	$50.48	$48.97
Number of accumulation units outstanding at end of period	105,490	133,529	139,832	163,738	176,320	193,449	219,556	245,136	270,888	261,429
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$49.30	$46.46	$36.26	$31.33	$32.01	$28.20	$22.85	$35.98	$35.36	$30.06
Value at end of period	$45.32	$49.30	$46.46	$36.26	$31.33	$32.01	$28.20	$22.85	$35.98	$35.36
Number of accumulation units outstanding at end of period	39,226	47,009	80,564	99,697	136,499	135,743	157,777	163,315	188,717	186,657
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$15.76	$14.72	$10.73	$9.16	$9.40	$8.16	$5.80	$10.18	$10.00	
Value at end of period	$17.20	$15.76	$14.72	$10.73	$9.16	$9.40	$8.16	$5.80	$10.18	
Number of accumulation units outstanding at end of period	42,035	41,523	60,869	56,098	44,457	24,295	23,559	12,230	41,124	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.44	$15.81	$14.01	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43
Value at end of period	$15.11	$15.44	$15.81	$14.01	$11.94	$13.80	$12.28	$9.04	$18.13	$15.22
Number of accumulation units outstanding at end of period	49,327	46,208	48,851	57,225	65,828	70,471	89,629	116,880	132,084	109,286
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.54	$12.55	$10.59	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20	$10.12
Value at end of period	$10.99	$11.54	$12.55	$10.59	$9.04	$10.43	$9.73	$7.47	$12.74	$11.20
Number of accumulation units outstanding at end of period	120,582	140,723	174,724	201,563	88,235	98,706	101,897	119,244	52,781	6,280

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$31.36	$32.67	$25.32	$21.06	$22.62	$21.26	$16.27	$27.31	$27.01	$22.43
Value at end of period	$28.63	$31.36	$32.67	$25.32	$21.06	$22.62	$21.26	$16.27	$27.31	$27.01
Number of accumulation units outstanding at end of period	43,345	56,470	75,507	83,684	96,897	109,196	123,651	147,158	176,510	163,002

Separate Account Annual Charges of 1.30%

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.13	$12.06	$10.68	$9.84	$10.34	$9.55	$8.00	$9.79		
Value at end of period	$11.85	$12.13	$12.06	$10.68	$9.84	$10.34	$9.55	$8.00		
Number of accumulation units outstanding at end of period	19,573	31,575	44,258	44,752	51,351	33,422	17,485	5,483		
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
Value at beginning of period	$29.56	$29.06	$21.97	$20.00	$21.59	$17.30	$14.02	$19.77	$20.56	$17.45
Value at end of period	$27.33	$29.56	$29.06	$21.97	$20.00	$21.59	$17.30	$14.02	$19.77	$20.56
Number of accumulation units outstanding at end of period	640	688	735	1,892	2,281	4,264	7,657	12,823	26,794	44,124
PROFUND VP BULL										
Value at beginning of period	$13.56	$12.33	$9.62	$8.56	$8.67	$7.81	$6.36	$10.34	$10.12	$9.02
Value at end of period	$13.32	$13.56	$12.33	$9.62	$8.56	$8.67	$7.81	$6.36	$10.34	$10.12
Number of accumulation units outstanding at end of period	2,296	2,404	2,533	3,608	4,451	4,506	4,810	6,124	9,411	22,769
PROFUND VP EUROPE 30										
Value at beginning of period	$10.73	$11.90	$9.91	$8.62	$9.58	$9.46	$7.24	$13.10	$11.59	$9.99
Value at end of period	$9.44	$10.73	$11.90	$9.91	$8.62	$9.58	$9.46	$7.24	$13.10	$11.59
Number of accumulation units outstanding at end of period	3,908	3,989	4,074	4,659	4,769	4,879	5,462	6,271	14,835	15,290
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.26	$3.29	$2.86	$3.11	$5.04	$6.09	$4.67	$7.62	$8.14	$7.49
Value at end of period	$2.20	$2.26	$3.29	$2.86	$3.11	$5.04	$6.09	$4.67	$7.62	$8.14
Number of accumulation units outstanding at end of period	504	508	510	513	518	649	673	1,824	3,240	5,960
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$9.54	$10.70	$8.64	$7.19	$9.99					
Value at end of period	$8.98	$9.54	$10.70	$8.64	$7.19					
Number of accumulation units outstanding at end of period	5,755	5,791	5,823	9,854	10,348					
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2015)										
Value at beginning of period	$13.46									
Value at end of period	$11.73									
Number of accumulation units outstanding at end of period	73									
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.67	$10.41								
Value at end of period	$10.15	$10.67								
Number of accumulation units outstanding at end of period	1,705	1,884								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$10.10	$9.76	$8.70	$7.66	$8.07	$7.72	$6.02	$10.05		
Value at end of period	$9.72	$10.10	$9.76	$8.70	$7.66	$8.07	$7.72	$6.02		
Number of accumulation units outstanding at end of period	26,721	0	269	0	0	8,735	15,761	50		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.45									
Value at end of period	$8.75									
Number of accumulation units outstanding at end of period	203									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.21	$13.98	$10.89	$9.58	$9.99					
Value at end of period	$14.74	$15.21	$13.98	$10.89	$9.58					
Number of accumulation units outstanding at end of period	19,330	22,937	25,116	49,547	53,907					
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.83	$12.68	$9.86	$8.65	$8.81	$7.84	$6.11	$9.96	$9.83	
Value at end of period	$13.42	$13.83	$12.68	$9.86	$8.65	$8.81	$7.84	$6.11	$9.96	
Number of accumulation units outstanding at end of period	205,675	222,839	256,780	328,069	413,293	296,136	400,179	352,050	788	
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.69	$14.39	$14.04	$11.08	$13.77	$12.97	$11.78			
Value at end of period	$13.74	$14.69	$14.39	$14.04	$11.08	$13.77	$12.97			
Number of accumulation units outstanding at end of period	2,006	2,019	2,030	0	115	355	582			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.69	$18.72	$17.95	$15.95	$15.48	$13.72	$9.31	$12.17	$11.99	$11.15
Value at end of period	$18.07	$18.69	$18.72	$17.95	$15.95	$15.48	$13.72	$9.31	$12.17	$11.99
Number of accumulation units outstanding at end of period	57,327	82,774	98,660	113,220	119,286	156,659	186,391	231,110	289,841	349,854
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.22	$14.47	$11.05	$9.81	$9.98	$8.89	$7.33	$11.86	$11.47	$10.17
Value at end of period	$16.11	$16.22	$14.47	$11.05	$9.81	$9.98	$8.89	$7.33	$11.86	$11.47
Number of accumulation units outstanding at end of period	1,663	1,718	1,822	17,896	19,101	20,698	31,879	33,921	43,941	51,740
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.22	$22.45	$16.94	$14.63	$15.03	$12.52	$9.65	$15.70	$15.12	$14.03
Value at end of period	$23.41	$24.22	$22.45	$16.94	$14.63	$15.03	$12.52	$9.65	$15.70	$15.12
Number of accumulation units outstanding at end of period	3,157	3,940	4,301	7,232	8,334	14,468	20,444	23,413	22,655	25,199
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.38	$22.50	$16.03	$14.48	$14.81	$12.25	$9.97	$15.23	$16.50	$14.73
Value at end of period	$22.27	$23.38	$22.50	$16.03	$14.48	$14.81	$12.25	$9.97	$15.23	$16.50
Number of accumulation units outstanding at end of period	6,129	6,591	8,511	11,355	12,786	15,500	17,940	18,585	24,976	26,379
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.76	$14.99	$15.25	$14.16	$13.37	$12.37	$11.26	$12.49	$11.98	$11.69
Value at end of period	$15.59	$15.76	$14.99	$15.25	$14.16	$13.37	$12.37	$11.26	$12.49	$11.98
Number of accumulation units outstanding at end of period	135,604	154,390	23,642	24,948	31,512	37,893	79,143	105,256	107,346	93,762
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.71	$10.19								
Value at end of period	$9.44	$9.71								
Number of accumulation units outstanding at end of period	64,850	54,047								
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.07	$9.80	$8.20	$7.01	$8.11	$7.64	$6.07	$10.23		
Value at end of period	$8.86	$9.07	$9.80	$8.20	$7.01	$8.11	$7.64	$6.07		
Number of accumulation units outstanding at end of period	1,689	3,793	4,037	3,733	3,065	2,643	2,774	184		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$11.50	$12.32	$10.00	$9.95						
Value at end of period	$12.54	$11.50	$12.32	$10.00						
Number of accumulation units outstanding at end of period	2,493	2,433	2,569	124						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$14.82	$13.28	$10.33	$9.85						
Value at end of period	$15.46	$14.82	$13.28	$10.33						
Number of accumulation units outstanding at end of period	79,679	83,026	93,702	147,759						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.73	$21.21	$16.45	$14.15	$14.02	$12.43	$9.47			
Value at end of period	$24.85	$23.73	$21.21	$16.45	$14.15	$14.02	$12.43			
Number of accumulation units outstanding at end of period	121,687	136,303	39,614	6,163	22,683	20,553	1,188			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.86	$14.65	$11.36	$10.06	$10.05					
Value at end of period	$14.93	$15.86	$14.65	$11.36	$10.06					
Number of accumulation units outstanding at end of period	115,915	121,273	121,024	37,445	47,956					
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$23.27	$23.42	$23.56	$23.52	$23.55	$23.14	$21.88	$22.22	$21.28	$20.77
Value at end of period	$23.10	$23.27	$23.42	$23.56	$23.52	$23.55	$23.14	$21.88	$22.22	$21.28
Number of accumulation units outstanding at end of period	21,772	22,436	26,572	27,736	32,417	37,468	52,881	74,995	99,687	133,254
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$16.14	$16.35	$16.57	$16.78	$17.00	$17.22	$17.39	$17.20	$16.61	$16.08
Value at end of period	$15.94	$16.14	$16.35	$16.57	$16.78	$17.00	$17.22	$17.39	$17.20	$16.61
Number of accumulation units outstanding at end of period	81,463	104,467	91,712	90,084	117,755	130,667	271,696	411,578	381,974	255,836
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$18.16	$16.95	$13.04	$11.60	$11.84	$9.23	$6.63	$10.79	$8.71	$8.20
Value at end of period	$17.97	$18.16	$16.95	$13.04	$11.60	$11.84	$9.23	$6.63	$10.79	$8.71
Number of accumulation units outstanding at end of period	56,650	61,345	66,863	69,151	81,518	118,458	161,944	186,892	12,557	18,618
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.74	$15.63	$12.16	$11.17	$11.85	$10.37	$8.46	$13.13	$12.66	$10.99
Value at end of period	$17.42	$17.74	$15.63	$12.16	$11.17	$11.85	$10.37	$8.46	$13.13	$12.66
Number of accumulation units outstanding at end of period	6,521	11,747	14,272	25,328	28,908	40,016	44,414	52,673	57,004	70,812
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.54	$10.09	$9.79	$9.19	$8.85	$8.32	$8.25			
Value at end of period	$10.32	$10.54	$10.09	$9.79	$9.19	$8.85	$8.32			
Number of accumulation units outstanding at end of period	35,114	30,994	31,363	38,636	35,281	35,492	35,528			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.67	$13.15	$11.23	$10.07	$10.33	$9.37	$9.22			
Value at end of period	$13.22	$13.67	$13.15	$11.23	$10.07	$10.33	$9.37			
Number of accumulation units outstanding at end of period	53,247	53,820	68,122	69,974	76,647	90,926	139,459			
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.68	$13.12	$11.48	$10.43	$10.55	$9.63	$9.50			
Value at end of period	$13.29	$13.68	$13.12	$11.48	$10.43	$10.55	$9.63			
Number of accumulation units outstanding at end of period	42,815	91,629	97,375	101,001	104,424	64,755	64,028			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.19	$12.70	$11.69	$10.75	$10.66	$9.86	$9.75			
Value at end of period	$12.82	$13.19	$12.70	$11.69	$10.75	$10.66	$9.86			
Number of accumulation units outstanding at end of period	39,217	43,931	36,366	38,929	48,031	43,936	54,725			
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.59	$21.19	$16.31	$14.46	$14.10	$12.70	$10.85			
Value at end of period	$25.00	$23.59	$21.19	$16.31	$14.46	$14.10	$12.70			
Number of accumulation units outstanding at end of period	16,767	15,094	16,234	33,214	35,806	39,681	48,549			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$15.00	$13.50	$10.38	$9.12	$9.05	$8.19	$6.72	$6.10		
Value at end of period	$15.07	$15.00	$13.50	$10.38	$9.12	$9.05	$8.19	$6.72		
Number of accumulation units outstanding at end of period	65,828	58,167	64,718	78,811	104,989	140,441	190,804	200		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$22.42	$20.24	$15.60	$13.63	$13.89	$12.52	$10.64			
Value at end of period	$21.29	$22.42	$20.24	$15.60	$13.63	$13.73	$12.52			
Number of accumulation units outstanding at end of period	29,302	0	0	769	933	0	62			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$25.96	$23.67	$17.78	$15.59	$16.16	$13.01	$10.80			
Value at end of period	$25.42	$25.96	$23.67	$17.78	$15.59	$16.16	$13.01			
Number of accumulation units outstanding at end of period	18,768	20,923	21,869	27,354	35,831	49,507	65,432			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$17.03	$15.34	$11.61	$10.08	$10.43	$8.46	$6.14	$10.30		
Value at end of period	$16.29	$17.03	$15.34	$11.61	$10.08	$10.43	$8.46	$6.14		
Number of accumulation units outstanding at end of period	9,411	2,051	2,110	2,682	9,469	5,853	4,676	1,193		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$16.52	$15.99	$11.71	$10.24	$10.83	$8.70	$6.98	$10.01		
Value at end of period	$15.52	$16.52	$15.99	$11.71	$10.24	$10.83	$8.70	$6.98		
Number of accumulation units outstanding at end of period	15,939	12,053	13,876	20,964	25,183	28,493	30,172	27,785		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.42	$14.83	$10.83	$9.54	$9.62	$7.38	$5.72	$8.86	$8.17	$7.37
Value at end of period	$15.04	$15.42	$14.83	$10.83	$9.54	$9.62	$7.38	$5.72	$8.86	$8.17
Number of accumulation units outstanding at end of period	13,572	14,430	35,969	55,901	69,381	77,953	92,135	105,140	118,200	130,866
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.94	$16.15	$11.91	$10.56	$11.00	$8.98	$7.15	$10.48		
Value at end of period	$16.55	$16.94	$16.15	$11.91	$10.56	$11.00	$8.98	$7.15		
Number of accumulation units outstanding at end of period	4,811	1,664	1,812	1,884	3,331	4,081	1,147	2,477		
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.60									
Number of accumulation units outstanding at end of period	2,724									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.98	$11.51	$12.00	$11.73	$11.11	$10.63	$10.21	$9.88		
Value at end of period	$11.83	$11.98	$11.51	$12.00	$11.73	$11.11	$10.63	$10.21		
Number of accumulation units outstanding at end of period	27,293	6,006	5,786	17,748	22,144	17,017	17,659	13,990		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.32	$20.70	$15.10	$12.79	$12.67	$10.15	$7.61	$13.12	$12.53	$11.01
Value at end of period	$19.98	$21.32	$20.70	$15.10	$12.79	$12.67	$10.15	$7.61	$13.12	$12.53
Number of accumulation units outstanding at end of period	4,043	6,028	5,227	8,685	11,720	15,480	18,263	20,246	21,225	15,215
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.68	$11.54	$12.80	$12.20	$11.03	$10.59	$10.07			
Value at end of period	$11.22	$11.68	$11.54	$12.80	$12.20	$11.03	$10.59			
Number of accumulation units outstanding at end of period	6,949	719	26,821	50,011	44,822	35,744	1,512			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.54	$12.94	$12.64	$10.19	$10.90	$9.52	$7.23	$12.47	$13.63	$10.79
Value at end of period	$14.11	$14.54	$12.94	$12.64	$10.19	$10.90	$9.52	$7.23	$12.47	$13.63
Number of accumulation units outstanding at end of period	7,061	7,162	7,261	13,750	14,658	17,038	18,589	14,369	35,330	29,687
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$109.28	$85.25	$84.63	$74.21	$68.67	$54.36	$40.53	$66.79	$82.27	$60.56
Value at end of period	$111.04	$109.28	$85.25	$84.63	$74.21	$68.67	$54.36	$40.53	$66.79	$82.27
Number of accumulation units outstanding at end of period	11,738	12,449	13,581	16,251	19,265	22,953	27,791	35,079	43,519	60,114
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.24	$13.68	$10.29	$9.29	$9.87	$8.92	$6.87	$11.45	$11.14	$10.18
Value at end of period	$15.49	$15.24	$13.68	$10.29	$9.29	$9.87	$8.92	$6.87	$11.45	$11.14
Number of accumulation units outstanding at end of period	12,510	14,450	15,630	19,864	24,920	38,371	43,128	41,651	34,734	30,223
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.60	$15.14	$10.96	$9.73	$10.13	$8.19	$6.65	$10.22	$10.06	$10.19
Value at end of period	$14.94	$15.60	$15.14	$10.96	$9.73	$10.13	$8.19	$6.65	$10.22	$10.06
Number of accumulation units outstanding at end of period	3,223	5,216	5,876	12,853	15,466	16,959	18,637	23,738	20,336	16,714
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.60	$23.51	$17.51	$15.48	$17.61	$13.90	$10.12	$16.85	$14.91	$13.50
Value at end of period	$23.88	$24.60	$23.51	$17.51	$15.48	$17.61	$13.90	$10.12	$16.85	$14.91
Number of accumulation units outstanding at end of period	78,219	85,814	102,890	131,313	178,141	235,619	292,861	335,617	464,152	299,245
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.82	$14.30	$12.64	$11.37	$11.24	$10.08	$7.73	$11.08	$10.93	$9.96
Value at end of period	$13.70	$14.82	$14.30	$12.64	$11.37	$11.24	$10.08	$7.73	$11.08	$10.93
Number of accumulation units outstanding at end of period	33,426	42,244	39,983	31,074	32,500	42,418	68,249	75,300	71,090	32,434
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.26	$18.80	$14.11	$12.05	$12.47	$10.97	$8.65	$13.80	$14.30	$12.51
Value at end of period	$18.80	$20.26	$18.80	$14.11	$12.05	$12.47	$10.97	$8.65	$13.80	$14.30
Number of accumulation units outstanding at end of period	12,864	13,174	10,716	18,022	18,081	19,811	20,196	21,597	23,455	13,366
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.68	$16.48	$13.39	$12.06	$12.39	$11.20	$9.27	$12.29	$12.06	$10.87
Value at end of period	$17.04	$17.68	$16.48	$13.39	$12.06	$12.39	$11.20	$9.27	$12.29	$12.06
Number of accumulation units outstanding at end of period	117,095	131,814	17,679	13,919	18,327	22,493	30,431	45,330	4,262	4,279
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.94	$10.24								
Value at end of period	$10.54	$10.94								
Number of accumulation units outstanding at end of period	5,395	5,923								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$46.79	$43.05	$32.58	$28.81	$29.83	$26.87	$21.96	$32.83	$32.43	$28.32
Value at end of period	$44.82	$46.79	$43.05	$32.58	$28.81	$29.83	$26.87	$21.96	$32.83	$32.43
Number of accumulation units outstanding at end of period	22,454	27,372	31,033	46,039	61,607	76,247	83,098	100,212	133,609	160,271
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.83	$21.92	$23.56	$20.04	$24.84	$20.92	$12.36	$25.69	$18.79	$14.02
Value at end of period	$18.14	$21.83	$21.92	$23.56	$20.04	$24.84	$20.92	$12.36	$25.69	$18.79
Number of accumulation units outstanding at end of period	24,465	23,953	28,009	38,052	59,214	76,510	91,157	108,555	155,299	185,189
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$30.40	$26.78	$20.63	$17.42	$17.33	$14.28	$11.51	$17.29		
Value at end of period	$29.09	$30.40	$26.78	$20.63	$17.42	$17.33	$14.28	$11.51		
Number of accumulation units outstanding at end of period	1,708	1,746	1,790	850	855	3,658	171	1,124		
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.87	$25.12	$18.32	$15.64	$16.06	$12.84	$10.21	$14.77	$15.23	$13.23
Value at end of period	$25.54	$26.87	$25.12	$18.32	$15.64	$16.06	$12.84	$10.21	$14.77	$15.23
Number of accumulation units outstanding at end of period	10,916	12,877	15,702	23,225	24,726	36,668	36,313	36,895	41,321	51,711
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$26.29	$25.55	$21.67	$18.96	$17.62	$15.67	$12.32	$17.47	$16.14	$13.48
Value at end of period	$27.60	$26.29	$25.55	$21.67	$18.96	$17.62	$15.67	$12.32	$17.47	$16.14
Number of accumulation units outstanding at end of period	18,187	13,471	21,773	24,380	34,486	32,028	34,727	35,503	50,329	55,418
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$21.11	$20.95	$16.73	$13.97	$15.45	$13.52	$9.83	$16.73	$15.94	$13.73
Value at end of period	$21.64	$21.11	$20.95	$16.73	$13.97	$15.45	$13.52	$9.83	$16.73	$15.94
Number of accumulation units outstanding at end of period	8,402	5,820	11,543	10,117	10,914	11,694	16,522	20,530	35,394	45,711
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$81.03	$73.20	$60.69	$53.71	$52.89	$46.99	$35.73	$49.94	$48.47	$42.84
Value at end of period	$84.16	$81.03	$73.20	$60.69	$53.71	$52.89	$46.99	$35.73	$49.94	$48.47
Number of accumulation units outstanding at end of period	61,763	67,170	80,458	97,497	119,707	135,507	172,460	202,423	241,206	272,563
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$48.60	$45.82	$35.78	$30.93	$31.62	$27.87	$22.59	$35.59	$35.00	$29.77
Value at end of period	$44.66	$48.60	$45.82	$35.78	$30.93	$31.62	$27.87	$22.59	$35.59	$35.00
Number of accumulation units outstanding at end of period	36,065	39,373	42,185	61,387	73,410	92,010	106,678	124,573	150,187	174,883
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$15.69	$14.67	$10.70	$9.14	$9.38	$8.15	$5.79	$10.18	$10.29	
Value at end of period	$17.12	$15.69	$14.67	$10.70	$9.14	$9.38	$8.15	$5.79	$10.18	
Number of accumulation units outstanding at end of period	4,887	818	2,090	5,387	6,056	6,185	10,502	6,953	10,379	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.37	$15.74	$13.95	$11.90	$13.76	$12.25	$9.02	$18.10	$15.21	$12.43
Value at end of period	$15.03	$15.37	$15.74	$13.95	$11.90	$13.76	$12.25	$9.02	$18.10	$15.21
Number of accumulation units outstanding at end of period	14,451	16,642	17,915	28,531	46,986	56,889	64,950	78,284	66,453	96,579
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.49	$12.50	$10.56	$9.02	$10.40	$9.71	$7.46	$12.73	$11.19	$9.66
Value at end of period	$10.93	$11.49	$12.50	$10.56	$9.02	$10.40	$9.71	$7.46	$12.73	$11.19
Number of accumulation units outstanding at end of period	65,826	62,824	65,158	77,935	8,969	14,218	24,208	16,630	19,146	9,873
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.98	$32.28	$25.04	$20.83	$22.38	$21.05	$16.12	$27.07	$26.78	$22.26
Value at end of period	$28.26	$30.98	$32.28	$25.04	$20.83	$22.38	$21.05	$16.12	$27.07	$26.78
Number of accumulation units outstanding at end of period	18,047	20,499	26,248	31,801	39,471	50,477	68,507	83,731	129,943	174,826

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.40%

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99	$10.09		
Value at end of period	$11.76	$12.05	$11.99	$10.62	$9.80	$10.31	$9.53	$7.99		
Number of accumulation units outstanding at end of period	10,146,226	11,809,955	13,043,592	13,195,463	14,658,436	14,545,662	13,749,221	5,658,472		
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
Value at beginning of period	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94	$19.68	$20.49	$17.41
Value at end of period	$26.98	$29.21	$28.75	$21.75	$19.83	$21.42	$17.18	$13.94	$19.68	$20.49
Number of accumulation units outstanding at end of period	463,069	571,341	731,242	853,085	975,035	1,094,501	1,267,316	1,517,242	1,927,008	2,430,081
PROFUND VP BULL										
Value at beginning of period	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27	$10.06	$8.98
Value at end of period	$13.13	$13.37	$12.17	$9.51	$8.47	$8.59	$7.74	$6.31	$10.27	$10.06
Number of accumulation units outstanding at end of period	37,080	40,009	64,161	80,226	96,088	119,978	139,938	178,757	302,151	644,480
PROFUND VP EUROPE 30										
Value at beginning of period	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19	$13.02	$11.52	$9.94
Value at end of period	$9.30	$10.59	$11.75	$9.80	$8.52	$9.49	$9.37	$7.19	$13.02	$11.52
Number of accumulation units outstanding at end of period	41,138	46,167	61,749	74,259	85,942	104,606	126,512	152,071	193,438	348,410
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59	$8.12	$7.47
Value at end of period	$2.17	$2.24	$3.25	$2.83	$3.09	$5.01	$6.05	$4.64	$7.59	$8.12
Number of accumulation units outstanding at end of period	203,341	238,818	238,813	266,658	270,919	290,517	316,599	402,662	538,853	708,583
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.49	$10.65	$8.61	$7.17	$8.79	$9.81	$9.75			
Value at end of period	$8.92	$9.49	$10.65	$8.61	$7.17	$8.79	$9.81			
Number of accumulation units outstanding at end of period	436,191	416,500	326,776	188,165	94,586	113,073	7,459			
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.74	$13.87	$11.83	$10.41	$11.02	$10.26	$10.28			
Value at end of period	$11.65	$12.74	$13.87	$11.83	$10.41	$11.02	$10.26			
Number of accumulation units outstanding at end of period	99,064	119,738	73,798	47,433	72,547	76,851	5,674			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.66	$10.41	$10.20							
Value at end of period	$10.12	$10.66	$10.41							
Number of accumulation units outstanding at end of period	4,487,470	5,157,399	2,055,521							
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08	$9.95		
Value at end of period	$9.74	$10.13	$9.80	$8.74	$7.70	$8.13	$7.79	$6.08		
Number of accumulation units outstanding at end of period	9,507,797	3,326,376	3,553,623	3,776,108	4,036,972	4,398,876	4,692,093	4,193,381		
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.45									
Value at end of period	$8.75									
Number of accumulation units outstanding at end of period	785,892									

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.15	$13.94	$10.87	$9.57	$9.99					
Value at end of period	$14.66	$15.15	$13.94	$10.87	$9.57					
Number of accumulation units outstanding at end of period	11,357,787	13,193,311	15,699,200	17,914,965	19,736,037					
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10	$9.95	$9.83	
Value at end of period	$13.31	$13.73	$12.61	$9.81	$8.61	$8.78	$7.82	$6.10	$9.95	
Number of accumulation units outstanding at end of period	4,805,989	5,731,475	6,997,027	8,191,118	9,561,032	5,214,662	5,796,850	3,900,949	21,255	
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.61	$14.33	$13.99	$11.05	$13.74	$12.96	$9.99			
Value at end of period	$13.65	$14.61	$14.33	$13.99	$11.05	$13.74	$12.96			
Number of accumulation units outstanding at end of period	284,964	332,628	560,747	952,657	1,068,924	1,477,004	453,760			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26	$12.13	$11.96	$11.13
Value at end of period	$17.86	$18.49	$18.53	$17.80	$15.83	$15.37	$13.65	$9.26	$12.13	$11.96
Number of accumulation units outstanding at end of period	2,333,369	2,852,338	3,536,270	4,012,922	3,817,892	3,921,490	3,386,304	4,317,113	6,065,004	7,287,786
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78	$11.40	$10.12
Value at end of period	$15.87	$16.00	$14.29	$10.92	$9.71	$9.88	$8.82	$7.27	$11.78	$11.40
Number of accumulation units outstanding at end of period	502,867	611,588	718,974	816,038	939,728	1,008,074	1,178,124	1,295,966	1,448,885	1,498,538
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44	$13.75	$13.25	$12.31
Value at end of period	$20.33	$21.05	$19.54	$14.76	$12.75	$13.12	$10.94	$8.44	$13.75	$13.25
Number of accumulation units outstanding at end of period	606,003	733,866	900,327	1,007,217	1,103,955	1,204,164	1,377,178	1,538,832	1,857,115	1,780,924
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37	$12.80	$13.88	$12.41
Value at end of period	$18.57	$19.51	$18.80	$13.40	$12.12	$12.41	$10.28	$8.37	$12.80	$13.88
Number of accumulation units outstanding at end of period	471,739	590,078	701,737	824,353	906,059	987,422	1,101,850	1,200,311	1,437,532	1,463,522
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19	$12.42	$11.92	$11.65
Value at end of period	$15.38	$15.56	$14.82	$15.09	$14.03	$13.26	$12.28	$11.19	$12.42	$11.92
Number of accumulation units outstanding at end of period	32,021,473	35,604,078	12,404,667	12,675,495	13,585,163	14,805,735	15,212,968	14,692,505	12,433,842	7,089,555
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.70	$10.41								
Value at end of period	$9.43	$9.70								
Number of accumulation units outstanding at end of period	12,820,021	14,338,873								
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06	$10.14		
Value at end of period	$8.79	$9.01	$9.74	$8.16	$6.98	$8.09	$7.62	$6.06		
Number of accumulation units outstanding at end of period	558,185	670,510	985,325	849,883	818,658	1,156,598	1,391,858	139,687		
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.44	$12.27	$9.97	$9.40	$11.05	$9.86	$9.81			
Value at end of period	$12.47	$11.44	$12.27	$9.97	$9.40	$11.05	$9.86			
Number of accumulation units outstanding at end of period	179,540	88,325	158,004	62,624	178,839	63,936	3,051			

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$14.78	$13.26	$10.32	$10.27						
Value at end of period	$15.40	$14.78	$13.26	$10.32						
Number of accumulation units outstanding at end of period	19,109,726	22,337,194	26,880,710	30,794,923						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80	$12.32	$11.19	$10.75
Value at end of period	$24.56	$23.48	$21.00	$16.31	$14.04	$13.93	$12.36	$8.80	$12.32	$11.19
Number of accumulation units outstanding at end of period	9,118,020	11,036,243	7,109,891	1,682,756	2,130,653	1,082,965	1,127,373	74,128	25,298	39,234
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.80	$14.60	$11.33	$10.05	$10.05					
Value at end of period	$14.85	$15.80	$14.60	$11.33	$10.05					
Number of accumulation units outstanding at end of period	9,147,104	8,808,653	5,395,409	830,633	569,147					
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$22.74	$22.90	$23.07	$23.05	$23.11	$22.72	$21.50	$21.86	$20.96	$20.47
Value at end of period	$22.54	$22.74	$22.90	$23.07	$23.05	$23.11	$22.72	$21.50	$21.86	$20.96
Number of accumulation units outstanding at end of period	175,121	213,469	274,726	378,445	463,361	595,343	738,091	954,519	1,366,149	1,891,473
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12	$16.95	$16.38	$15.87
Value at end of period	$15.58	$15.80	$16.02	$16.24	$16.47	$16.70	$16.94	$17.12	$16.95	$16.38
Number of accumulation units outstanding at end of period	4,627,796	5,330,177	6,262,749	6,109,676	7,655,564	7,999,039	11,578,123	15,903,229	6,935,089	6,031,181
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58	$10.72	$8.66	$8.17
Value at end of period	$17.71	$17.91	$16.73	$12.89	$11.47	$11.73	$9.15	$6.58	$10.72	$8.66
Number of accumulation units outstanding at end of period	3,240,855	3,761,739	4,703,222	3,747,745	4,227,190	4,756,551	4,502,607	4,769,928	299,160	369,355
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43	$13.10	$12.64	$10.98
Value at end of period	$17.23	$17.57	$15.50	$12.06	$11.09	$11.79	$10.32	$8.43	$13.10	$12.64
Number of accumulation units outstanding at end of period	577,949	655,382	581,429	616,418	700,026	862,455	854,149	896,825	1,065,830	1,051,162
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32	$8.25			
Value at end of period	$10.26	$10.49	$10.04	$9.76	$9.17	$8.84	$8.32			
Number of accumulation units outstanding at end of period	5,273,239	5,808,995	6,917,396	7,030,422	7,346,128	6,256,899	5,981,757			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37	$9.22			
Value at end of period	$13.14	$13.60	$13.09	$11.19	$10.05	$10.31	$9.37			
Number of accumulation units outstanding at end of period	45,698,664	51,799,708	59,186,253	63,995,469	68,956,114	74,275,484	79,472,323			
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63	$9.49			
Value at end of period	$13.21	$13.61	$13.06	$11.45	$10.40	$10.54	$9.63			
Number of accumulation units outstanding at end of period	26,950,962	30,767,408	35,441,375	38,485,278	42,036,780	46,040,296	48,787,781			
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86	$9.75			
Value at end of period	$12.74	$13.13	$12.65	$11.66	$10.73	$10.65	$9.86			
Number of accumulation units outstanding at end of period	14,071,867	16,389,602	19,206,813	20,961,634	22,515,408	24,451,343	25,879,317			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69	$10.27			
Value at end of period	$24.83	$23.45	$21.09	$16.24	$14.42	$14.07	$12.69			
Number of accumulation units outstanding at end of period	1,104,897	1,257,121	1,242,161	1,378,422	1,637,094	1,455,162	1,607,178			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71	$10.17		
Value at end of period	$14.95	$14.90	$13.42	$10.33	$9.09	$9.02	$8.17	$6.71		
Number of accumulation units outstanding at end of period	3,395,479	3,546,039	4,014,374	4,545,292	4,462,209	5,649,134	6,524,524	629,227		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51	$10.35			
Value at end of period	$21.15	$22.29	$20.14	$15.54	$13.59	$13.71	$12.51			
Number of accumulation units outstanding at end of period	1,205,374	471,664	439,059	373,421	310,000	194,823	130,420			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00	$10.36			
Value at end of period	$25.25	$25.81	$23.56	$17.71	$15.55	$16.13	$13.00			
Number of accumulation units outstanding at end of period	1,355,601	1,415,777	1,742,194	1,975,775	2,267,474	2,632,553	2,765,328			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13	$10.30		
Value at end of period	$16.17	$16.91	$15.25	$11.56	$10.04	$10.40	$8.45	$6.13		
Number of accumulation units outstanding at end of period	1,639,001	1,800,620	1,609,933	1,669,174	1,745,841	1,854,424	1,478,202	578,346		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97	$10.06		
Value at end of period	$15.40	$16.41	$15.90	$11.65	$10.20	$10.80	$8.69	$6.97		
Number of accumulation units outstanding at end of period	1,600,432	1,732,818	1,943,191	1,759,225	1,701,985	1,880,369	1,673,974	1,397,996		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68	$8.80	$8.13	$7.34
Value at end of period	$14.82	$15.20	$14.64	$10.70	$9.44	$9.53	$7.31	$5.68	$8.80	$8.13
Number of accumulation units outstanding at end of period	341,370	413,406	542,408	663,418	796,478	919,414	1,117,503	1,257,982	1,598,381	1,976,720
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15	$10.25		
Value at end of period	$16.42	$16.82	$16.06	$11.85	$10.52	$10.97	$8.97	$7.15		
Number of accumulation units outstanding at end of period	852,713	963,772	1,060,414	1,187,162	1,422,232	1,686,231	1,359,012	686,734		
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.60									
Number of accumulation units outstanding at end of period	12,257,013									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20	$9.99		
Value at end of period	$11.73	$11.90	$11.44	$11.94	$11.69	$11.08	$10.62	$10.20		
Number of accumulation units outstanding at end of period	2,326,628	2,474,708	2,262,123	2,599,279	3,165,568	3,163,184	3,588,432	3,388,765		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58	$13.08	$12.51	$11.01
Value at end of period	$19.77	$21.11	$20.52	$14.99	$12.70	$12.60	$10.10	$7.58	$13.08	$12.51
Number of accumulation units outstanding at end of period	2,897,333	3,345,047	3,838,302	3,614,401	4,238,575	4,210,806	4,248,323	3,468,055	2,503,317	1,645,722
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.61	$11.48	$12.75	$12.16	$11.01	$10.59	$9.88			
Value at end of period	$11.15	$11.61	$11.48	$12.75	$12.16	$11.01	$10.59			
Number of accumulation units outstanding at end of period	2,427,575	2,742,060	3,201,123	5,636,752	5,459,336	3,408,948	2,184,297			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45	$13.62	$11.04
Value at end of period	$13.97	$14.41	$12.84	$12.55	$10.13	$10.85	$9.49	$7.21	$12.45	$13.62
Number of accumulation units outstanding at end of period	1,017,120	1,199,879	1,384,244	1,576,114	1,763,062	1,961,059	2,241,686	2,084,334	1,270,230	740,797
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77	$65.61	$80.89	$59.61
Value at end of period	$108.20	$106.59	$83.24	$82.71	$72.61	$67.25	$53.29	$39.77	$65.61	$80.89
Number of accumulation units outstanding at end of period	252,122	319,442	412,408	481,849	575,703	675,827	801,790	952,216	1,233,036	1,684,633
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85	$11.43	$11.13	$9.91
Value at end of period	$15.33	$15.10	$13.57	$10.22	$9.23	$9.82	$8.89	$6.85	$11.43	$11.13
Number of accumulation units outstanding at end of period	2,511,540	2,768,582	3,001,487	3,337,689	3,608,516	3,853,085	3,902,577	3,528,125	1,733,413	904,669
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21	$10.05	$10.05
Value at end of period	$14.79	$15.46	$15.03	$10.89	$9.67	$10.08	$8.16	$6.63	$10.21	$10.05
Number of accumulation units outstanding at end of period	1,226,292	1,421,605	1,638,441	1,976,916	2,223,917	2,485,616	2,897,468	3,270,508	1,892,774	854,223
VY® FMR^SM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.25	$23.20	$17.30	$15.30	$17.43	$13.77	$10.03	$16.72	$14.81	$13.42
Value at end of period	$23.52	$24.25	$23.20	$17.30	$15.30	$17.43	$13.77	$10.03	$16.72	$14.81
Number of accumulation units outstanding at end of period	2,979,707	3,502,096	4,130,890	4,843,072	5,710,571	6,967,702	7,847,444	7,990,043	8,909,282	5,842,433
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71	$11.06	$10.93	$10.00
Value at end of period	$13.56	$14.69	$14.19	$12.55	$11.31	$11.18	$10.04	$7.71	$11.06	$10.93
Number of accumulation units outstanding at end of period	3,731,542	4,655,588	5,147,846	5,478,163	5,332,275	5,251,259	5,510,324	4,555,948	3,440,430	1,274,023
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72	$14.24	$12.46
Value at end of period	$18.54	$20.00	$18.58	$13.96	$11.93	$12.36	$10.89	$8.59	$13.72	$14.24
Number of accumulation units outstanding at end of period	1,683,688	2,034,525	2,240,125	2,131,292	2,213,852	2,163,923	2,202,640	2,342,903	2,261,293	2,275,253
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24	$12.26	$12.04	$10.86
Value at end of period	$16.86	$17.50	$16.33	$13.29	$11.98	$12.31	$11.15	$9.24	$12.26	$12.04
Number of accumulation units outstanding at end of period	5,216,053	6,388,091	2,363,718	2,113,601	2,270,527	2,408,048	2,591,371	2,734,004	1,006,618	482,346
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$10.93	$10.13								
Value at end of period	$10.52	$10.93								
Number of accumulation units outstanding at end of period	7,191,688	8,247,921								

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66	$32.41	$32.04	$28.01
Value at end of period	$43.88	$45.85	$42.23	$31.99	$28.32	$29.36	$26.47	$21.66	$32.41	$32.04
Number of accumulation units outstanding at end of period	956,646	1,110,697	1,334,073	1,464,057	1,747,429	2,059,675	2,460,096	2,778,827	3,278,627	4,097,219
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22	$25.43	$18.63	$13.91
Value at end of period	$17.82	$21.46	$21.57	$23.20	$19.76	$24.52	$20.67	$12.22	$25.43	$18.63
Number of accumulation units outstanding at end of period	2,491,137	2,828,949	3,257,286	3,572,154	3,601,771	3,721,910	4,884,446	4,935,142	4,448,144	3,740,816
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S) (Funds were first received in this option during May 2008)										
Value at beginning of period	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91	$10.18		
Value at end of period	$17.34	$18.13	$15.99	$12.33	$10.42	$10.38	$8.56	$6.91		
Number of accumulation units outstanding at end of period	1,100,503	1,353,541	1,923,801	1,723,331	1,622,804	1,415,034	802,705	540,677		
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15	$14.69	$15.16	$13.18
Value at end of period	$25.19	$26.53	$24.83	$18.12	$15.49	$15.92	$12.74	$10.15	$14.69	$15.16
Number of accumulation units outstanding at end of period	1,470,952	1,635,806	1,942,461	1,734,757	1,899,433	2,114,063	1,657,419	1,611,588	1,945,337	2,000,101
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24	$17.37	$16.06	$13.43
Value at end of period	$27.22	$25.95	$25.25	$21.44	$18.78	$17.47	$15.55	$12.24	$17.37	$16.06
Number of accumulation units outstanding at end of period	1,519,675	1,806,889	2,192,686	2,525,466	2,790,056	2,982,767	2,798,687	2,715,369	2,698,954	2,849,171
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54	$14.55	$13.88	$11.97
Value at end of period	$18.66	$18.23	$18.11	$14.48	$12.10	$13.40	$11.73	$8.54	$14.55	$13.88
Number of accumulation units outstanding at end of period	1,216,762	1,205,566	1,469,568	1,279,009	1,397,045	1,420,560	1,635,220	1,818,384	1,491,444	1,005,867
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06	$49.06	$47.66	$42.17
Value at end of period	$82.00	$79.04	$71.47	$59.32	$52.55	$51.80	$46.07	$35.06	$49.06	$47.66
Number of accumulation units outstanding at end of period	4,905,548	5,469,024	6,127,711	6,556,997	7,077,206	7,593,076	8,156,298	8,278,462	8,055,776	7,742,558
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17	$34.97	$34.41	$29.30
Value at end of period	$43.51	$47.40	$44.74	$34.97	$30.26	$30.97	$27.32	$22.17	$34.97	$34.41
Number of accumulation units outstanding at end of period	1,493,918	1,766,295	2,183,982	2,465,852	2,820,631	3,008,352	3,153,961	3,367,200	3,471,081	3,923,791
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S) (Funds were first received in this option during May 2007)										
Value at beginning of period	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78	$10.17	$10.10	
Value at end of period	$16.97	$15.57	$14.57	$10.64	$9.10	$9.35	$8.13	$5.78	$10.17	
Number of accumulation units outstanding at end of period	2,549,469	2,394,002	2,453,514	2,352,194	1,806,950	1,929,680	1,909,257	775,347	317,543	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18	$12.42
Value at end of period	$14.86	$15.22	$15.61	$13.84	$11.82	$13.68	$12.19	$8.99	$18.05	$15.18
Number of accumulation units outstanding at end of period	1,199,390	1,221,192	1,258,845	1,385,641	1,461,019	1,599,392	1,998,238	2,376,603	2,243,027	1,560,451
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44	$12.71	$11.18	$10.17
Value at end of period	$10.83	$11.39	$12.40	$10.49	$8.96	$10.36	$9.67	$7.44	$12.71	$11.18
Number of accumulation units outstanding at end of period	6,092,607	6,958,530	7,818,813	8,618,254	2,688,868	2,992,773	2,884,425	2,681,328	1,021,786	237,468

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88	$26.69	$26.44	$21.99
Value at end of period	$27.64	$30.33	$31.63	$24.56	$20.46	$22.00	$20.71	$15.88	$26.69	$26.44
Number of accumulation units outstanding at end of period	816,077	984,423	1,092,286	1,218,937	1,363,264	1,606,338	1,694,621	1,712,450	1,869,745	2,011,664

Separate Account Annual Charges of 1.45%

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$12.01	$11.95	$10.60	$9.78	$10.30	$9.52	$7.99	$10.09		
Value at end of period	$11.71	$12.01	$11.95	$10.60	$9.78	$10.30	$9.52	$7.99		
Number of accumulation units outstanding at end of period	1,538,404	1,953,606	2,064,329	2,222,715	2,844,719	3,582,001	3,478,113	1,398,127		
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
Value at beginning of period	$29.04	$28.59	$21.65	$19.74	$21.34	$17.12	$13.90	$19.63	$20.45	$17.38
Value at end of period	$26.81	$29.04	$28.59	$21.65	$19.74	$21.34	$17.12	$13.90	$19.63	$20.45
Number of accumulation units outstanding at end of period	288,185	352,191	481,241	585,451	662,341	745,402	862,023	1,030,405	1,354,061	1,713,584
PROFUND VP BULL										
Value at beginning of period	$13.28	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29	$10.23	$10.03	$8.95
Value at end of period	$13.03	$13.28	$12.09	$9.45	$8.42	$8.55	$7.70	$6.29	$10.23	$10.03
Number of accumulation units outstanding at end of period	83,082	90,996	146,571	176,369	229,572	349,659	384,448	417,520	572,332	1,738,324
PROFUND VP EUROPE 30										
Value at beginning of period	$10.51	$11.68	$9.74	$8.48	$9.44	$9.33	$7.16	$12.97	$11.49	$9.92
Value at end of period	$9.23	$10.51	$11.68	$9.74	$8.48	$9.44	$9.33	$7.16	$12.97	$11.49
Number of accumulation units outstanding at end of period	36,599	40,732	55,207	76,226	95,230	115,157	137,957	176,707	253,884	342,749
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.22	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63	$7.57	$8.10	$7.46
Value at end of period	$2.16	$2.22	$3.23	$2.82	$3.07	$4.99	$6.03	$4.63	$7.57	$8.10
Number of accumulation units outstanding at end of period	43,869	68,213	91,758	126,120	142,733	153,552	178,986	238,350	365,721	540,756
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.46	$10.63	$8.60	$7.16	$8.79	$9.81	$9.75			
Value at end of period	$8.90	$9.46	$10.63	$8.60	$7.16	$8.79	$9.81			
Number of accumulation units outstanding at end of period	93,147	61,821	35,123	37,879	25,121	22,581	4,083			
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.70	$13.84	$11.81	$10.40	$11.01	$10.26	$10.08			
Value at end of period	$11.62	$12.70	$13.84	$11.81	$10.40	$11.01	$10.26			
Number of accumulation units outstanding at end of period	8,474	5,081	7,532	2,241	7,398	4,702	6,842			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$10.65	$10.40	$9.93							
Value at end of period	$10.11	$10.65	$10.40							
Number of accumulation units outstanding at end of period	415,380	485,855	1,534							
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.10	$9.77	$8.72	$7.69	$8.12	$7.78	$6.08	$9.95		
Value at end of period	$9.70	$10.10	$9.77	$8.72	$7.69	$8.12	$7.78	$6.08		
Number of accumulation units outstanding at end of period	1,290,353	179,450	222,338	240,900	261,667	333,061	577,217	252,302		

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.45									
Value at end of period	$8.74									
Number of accumulation units outstanding at end of period	179,247									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.12	$13.92	$10.86	$9.56	$9.99					
Value at end of period	$14.63	$15.12	$13.92	$10.86	$9.56					
Number of accumulation units outstanding at end of period	2,357,589	2,891,838	3,836,159	4,707,103	5,571,491					
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.68	$12.57	$9.78	$8.60	$8.77	$7.82	$6.10	$9.95	$9.83	
Value at end of period	$13.26	$13.68	$12.57	$9.78	$8.60	$8.77	$7.82	$6.10	$9.95	
Number of accumulation units outstanding at end of period	2,823,985	3,452,928	4,473,075	5,894,655	7,309,908	5,553,955	6,354,228	5,498,422	3,297	
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.57	$14.29	$13.97	$11.04	$13.73	$12.96	$9.99			
Value at end of period	$13.60	$14.57	$14.29	$13.97	$11.04	$13.73	$12.96			
Number of accumulation units outstanding at end of period	76,400	50,885	93,168	118,685	110,735	166,799	104,665			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.39	$18.44	$17.72	$15.77	$15.32	$13.61	$9.24	$12.11	$11.94	$11.12
Value at end of period	$17.76	$18.39	$18.44	$17.72	$15.77	$15.32	$13.61	$9.24	$12.11	$11.94
Number of accumulation units outstanding at end of period	1,012,788	1,280,544	1,665,298	2,184,092	2,491,020	2,933,389	3,043,266	3,714,547	5,106,391	6,212,198
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.89	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24	$11.74	$11.37	$10.10
Value at end of period	$15.76	$15.89	$14.20	$10.86	$9.66	$9.83	$8.78	$7.24	$11.74	$11.37
Number of accumulation units outstanding at end of period	282,722	318,348	423,824	651,811	715,155	884,341	938,032	1,042,303	1,270,440	1,403,789
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.73	$22.03	$16.65	$14.39	$14.81	$12.36	$9.54	$15.55	$14.99	$13.94
Value at end of period	$22.90	$23.73	$22.03	$16.65	$14.39	$14.81	$12.36	$9.54	$15.55	$14.99
Number of accumulation units outstanding at end of period	145,186	171,063	223,131	281,879	324,303	401,903	504,402	588,432	813,865	977,910
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.90	$22.08	$15.75	$14.25	$14.60	$12.10	$9.86	$15.08	$16.37	$14.63
Value at end of period	$21.79	$22.90	$22.08	$15.75	$14.25	$14.60	$12.10	$9.86	$15.08	$16.37
Number of accumulation units outstanding at end of period	83,770	101,167	139,132	177,088	214,788	286,449	340,526	403,831	574,391	720,706
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.46	$14.73	$15.00	$13.96	$13.20	$12.23	$11.15	$12.39	$11.89	$11.63
Value at end of period	$15.27	$15.46	$14.73	$15.00	$13.96	$13.20	$12.23	$11.15	$12.39	$11.89
Number of accumulation units outstanding at end of period	4,519,633	5,528,408	1,551,460	1,883,109	2,424,393	2,524,418	2,778,230	3,181,205	3,633,088	3,602,733
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.69	$10.56								
Value at end of period	$9.42	$9.69								
Number of accumulation units outstanding at end of period	2,191,357	2,741,578								
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.98	$9.71	$8.14	$6.97	$8.08	$7.62	$6.06	$10.32		
Value at end of period	$8.76	$8.98	$9.71	$8.14	$6.97	$8.08	$7.62	$6.06		
Number of accumulation units outstanding at end of period	116,289	157,000	300,509	234,663	222,875	692,293	588,677	37,212		

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.41	$12.24	$9.95	$9.39	$11.04	$9.86	$9.78			
Value at end of period	$12.43	$11.41	$12.24	$9.95	$9.39	$11.04	$9.86			
Number of accumulation units outstanding at end of period	35,359	13,570	29,519	8,760	13,788	143,529	465			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$14.76	$13.25	$10.32	$10.27						
Value at end of period	$15.37	$14.76	$13.25	$10.32						
Number of accumulation units outstanding at end of period	4,067,317	4,989,819	6,510,996	8,011,707						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.35	$20.90	$16.24	$13.98	$13.88	$12.33	$8.78	$12.30	$11.18	$10.74
Value at end of period	$24.42	$23.35	$20.90	$16.24	$13.98	$13.88	$12.33	$8.78	$12.30	$11.18
Number of accumulation units outstanding at end of period	2,572,012	3,274,957	1,462,907	963,656	1,126,811	595,332	487,747	66,305	46,371	80,432
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.77	$14.58	$11.32	$10.05	$10.05					
Value at end of period	$14.81	$15.77	$14.58	$11.32	$10.05					
Number of accumulation units outstanding at end of period	2,960,695	3,499,609	2,959,548	608,917	698,403					
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$22.37	$22.55	$22.72	$22.71	$22.78	$22.41	$21.22	$21.59	$20.71	$20.24
Value at end of period	$22.17	$22.37	$22.55	$22.72	$22.71	$22.78	$22.41	$21.22	$21.59	$20.71
Number of accumulation units outstanding at end of period	157,286	202,777	255,577	332,285	452,611	632,793	818,082	1,000,792	1,372,590	1,704,928
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.52	$15.75	$15.97	$16.21	$16.44	$16.68	$16.88	$16.72	$16.16	$15.67
Value at end of period	$15.30	$15.52	$15.75	$15.97	$16.21	$16.44	$16.68	$16.88	$16.72	$16.16
Number of accumulation units outstanding at end of period	1,642,900	2,155,791	2,960,758	3,221,646	4,121,705	4,765,149	7,031,809	12,640,768	6,145,443	5,853,638
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.79	$16.63	$12.81	$11.41	$11.67	$9.11	$6.56	$10.68	$8.64	$8.15
Value at end of period	$17.57	$17.79	$16.63	$12.81	$11.41	$11.67	$9.11	$6.56	$10.68	$8.64
Number of accumulation units outstanding at end of period	1,343,608	1,628,870	2,202,017	2,238,891	2,735,925	3,660,850	3,762,445	4,001,366	400,352	507,772
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.48	$15.43	$12.02	$11.06	$11.75	$10.29	$8.41	$13.08	$12.63	$10.98
Value at end of period	$17.14	$17.48	$15.43	$12.02	$11.06	$11.75	$10.29	$8.41	$13.08	$12.63
Number of accumulation units outstanding at end of period	204,638	215,054	216,634	262,250	329,597	372,241	413,573	449,248	663,930	779,945
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.46	$10.02	$9.74	$9.16	$8.84	$8.31	$8.25			
Value at end of period	$10.22	$10.46	$10.02	$9.74	$9.16	$8.84	$8.31			
Number of accumulation units outstanding at end of period	972,338	1,015,999	1,484,592	2,511,509	2,424,076	2,284,321	1,878,967			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.56	$13.07	$11.17	$10.04	$10.31	$9.37	$9.22			
Value at end of period	$13.09	$13.56	$13.07	$11.17	$10.04	$10.31	$9.37			
Number of accumulation units outstanding at end of period	5,677,271	6,905,816	8,311,637	9,179,579	10,424,293	11,613,550	12,837,062			
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.57	$13.03	$11.43	$10.39	$10.54	$9.63	$9.49			
Value at end of period	$13.17	$13.57	$13.03	$11.43	$10.39	$10.54	$9.63			
Number of accumulation units outstanding at end of period	4,086,775	4,720,734	5,882,523	6,458,891	7,416,905	8,432,784	9,436,744			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86	$9.75			
Value at end of period	$12.70	$13.09	$12.62	$11.64	$10.71	$10.64	$9.86			
Number of accumulation units outstanding at end of period	3,020,673	3,504,660	4,251,012	4,795,887	5,638,396	5,981,284	6,824,537			
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.38	$21.04	$16.21	$14.40	$14.06	$12.68	$10.27			
Value at end of period	$24.74	$23.38	$21.04	$16.21	$14.40	$14.06	$12.68			
Number of accumulation units outstanding at end of period	619,236	719,090	895,848	1,037,401	1,193,971	1,210,244	1,395,258			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$14.85	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71	$10.13		
Value at end of period	$14.90	$14.85	$13.38	$10.30	$9.07	$9.01	$8.16	$6.71		
Number of accumulation units outstanding at end of period	1,507,125	1,691,723	1,932,569	2,420,201	2,812,730	4,030,871	5,261,284	243,155		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$22.22	$20.10	$15.51	$13.58	$13.70	$12.51	$10.35			
Value at end of period	$21.08	$22.22	$20.10	$15.51	$13.58	$13.70	$12.51			
Number of accumulation units outstanding at end of period	483,403	104,122	125,461	166,446	166,253	175,163	61,958			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.73	$23.50	$17.68	$15.53	$16.11	$12.99	$10.40			
Value at end of period	$25.16	$25.73	$23.50	$17.68	$15.53	$16.11	$12.99			
Number of accumulation units outstanding at end of period	456,080	465,659	588,443	707,299	887,614	1,117,706	1,349,863			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.85	$15.21	$11.53	$10.02	$10.39	$8.44	$6.13	$10.33		
Value at end of period	$16.10	$16.85	$15.21	$11.53	$10.02	$10.39	$8.44	$6.13		
Number of accumulation units outstanding at end of period	342,779	424,483	401,310	352,708	441,768	667,996	567,439	121,499		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.35	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97	$10.06		
Value at end of period	$15.34	$16.35	$15.85	$11.62	$10.18	$10.78	$8.68	$6.97		
Number of accumulation units outstanding at end of period	394,050	469,219	744,447	662,815	832,166	1,415,119	1,266,182	1,152,601		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$15.10	$14.54	$10.64	$9.39	$9.48	$7.28	$5.65	$8.77	$8.10	$7.32
Value at end of period	$14.71	$15.10	$14.54	$10.64	$9.39	$9.48	$7.28	$5.65	$8.77	$8.10
Number of accumulation units outstanding at end of period	403,774	459,652	582,841	695,269	806,024	964,109	1,126,157	1,241,548	1,710,022	2,086,323
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.77	$16.01	$11.83	$10.50	$10.95	$8.96	$7.15	$10.08		
Value at end of period	$16.35	$16.77	$16.01	$11.83	$10.50	$10.95	$8.96	$7.15		
Number of accumulation units outstanding at end of period	159,039	168,456	242,690	246,640	301,151	435,427	436,482	366,888		
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.60									
Number of accumulation units outstanding at end of period	782,725									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.86	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20	$9.95		
Value at end of period	$11.69	$11.86	$11.41	$11.91	$11.67	$11.07	$10.61	$10.20		
Number of accumulation units outstanding at end of period	696,107	656,966	672,358	1,166,878	1,615,557	1,016,026	1,320,634	1,644,114		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$21.01	$20.43	$14.93	$12.66	$12.57	$10.08	$7.56	$13.07	$12.50	$11.00
Value at end of period	$19.66	$21.01	$20.43	$14.93	$12.66	$12.57	$10.08	$7.56	$13.07	$12.50
Number of accumulation units outstanding at end of period	468,510	649,922	924,338	846,060	1,007,997	1,011,816	1,123,724	797,643	1,063,040	604,582
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.57	$11.45	$12.73	$12.15	$11.00	$10.58	$9.92			
Value at end of period	$11.11	$11.57	$11.45	$12.73	$12.15	$11.00	$10.58			
Number of accumulation units outstanding at end of period	452,576	494,309	809,299	1,661,316	1,786,974	1,086,065	908,377			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.35	$12.79	$12.51	$10.10	$10.83	$9.47	$7.20	$12.44	$13.62	$11.17
Value at end of period	$13.90	$14.35	$12.79	$12.51	$10.10	$10.83	$9.47	$7.20	$12.44	$13.62
Number of accumulation units outstanding at end of period	130,411	164,320	200,092	265,526	331,412	393,756	503,512	700,495	734,011	424,008
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$105.06	$82.08	$81.61	$71.67	$66.42	$52.66	$39.32	$64.90	$80.06	$59.02
Value at end of period	$106.59	$105.06	$82.08	$81.61	$71.67	$66.42	$52.66	$39.32	$64.90	$80.06
Number of accumulation units outstanding at end of period	159,663	193,312	258,685	327,757	390,039	492,690	598,470	691,765	925,650	1,476,189
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$15.03	$13.52	$10.18	$9.20	$9.79	$8.87	$6.84	$11.42	$11.12	$9.91
Value at end of period	$15.25	$15.03	$13.52	$10.18	$9.20	$9.79	$8.87	$6.84	$11.42	$11.12
Number of accumulation units outstanding at end of period	385,227	480,581	436,661	490,049	575,208	622,915	673,194	683,783	450,278	293,156
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.63	$10.20	$10.05	$9.95
Value at end of period	$14.72	$15.39	$14.97	$10.85	$9.64	$10.05	$8.14	$6.63	$10.20	$10.05
Number of accumulation units outstanding at end of period	128,489	151,763	200,359	247,389	302,379	391,648	562,710	687,982	722,546	405,954
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$24.08	$23.04	$17.19	$15.22	$17.34	$13.71	$9.99	$16.66	$14.77	$13.39
Value at end of period	$23.34	$24.08	$23.04	$17.19	$15.22	$17.34	$13.71	$9.99	$16.66	$14.77
Number of accumulation units outstanding at end of period	1,386,639	1,666,498	2,217,958	2,845,655	3,550,565	4,704,576	5,452,120	6,169,727	7,733,886	5,449,288
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.63	$14.14	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92	$9.99
Value at end of period	$13.50	$14.63	$14.14	$12.51	$11.27	$11.16	$10.02	$7.70	$11.05	$10.92
Number of accumulation units outstanding at end of period	866,893	1,150,591	1,295,543	1,391,383	1,455,775	1,463,809	1,751,595	1,397,558	1,739,831	755,287
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.87	$18.47	$13.89	$11.87	$12.31	$10.85	$8.56	$13.68	$14.20	$12.44
Value at end of period	$18.41	$19.87	$18.47	$13.89	$11.87	$12.31	$10.85	$8.56	$13.68	$14.20
Number of accumulation units outstanding at end of period	249,779	295,167	350,202	268,299	355,315	412,903	304,404	328,003	359,818	270,574
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.42	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03	$10.86
Value at end of period	$16.77	$17.42	$16.26	$13.24	$11.94	$12.28	$11.12	$9.22	$12.24	$12.03
Number of accumulation units outstanding at end of period	2,006,471	2,548,610	508,036	521,622	590,503	765,973	864,371	1,127,556	229,881	178,095
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$10.93	$10.23								
Value at end of period	$10.51	$10.93								
Number of accumulation units outstanding at end of period	795,929	937,902								

DVA Plus

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.30	$41.74	$31.64	$28.02	$29.06	$26.21	$21.46	$32.13	$31.78	$27.80
Value at end of period	$43.33	$45.30	$41.74	$31.64	$28.02	$29.06	$26.21	$21.46	$32.13	$31.78
Number of accumulation units outstanding at end of period	376,141	463,258	602,131	709,660	892,020	1,110,882	1,374,453	1,628,583	1,910,350	2,426,396
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$21.28	$21.39	$23.03	$19.62	$24.36	$20.55	$12.15	$25.31	$18.54	$13.86
Value at end of period	$17.66	$21.28	$21.39	$23.03	$19.62	$24.36	$20.55	$12.15	$25.31	$18.54
Number of accumulation units outstanding at end of period	559,873	669,759	952,323	1,199,195	1,355,402	1,650,884	2,201,064	2,324,744	3,353,332	3,196,021
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.82	$26.31	$20.30	$17.16	$17.10	$14.11	$11.40	$17.27	$17.13	
Value at end of period	$28.50	$29.82	$26.31	$20.30	$17.16	$17.10	$14.11	$11.40	$17.27	
Number of accumulation units outstanding at end of period	164,697	211,446	340,044	323,908	246,210	286,692	161,752	141,570	26,148	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.36	$24.68	$18.03	$15.41	$15.85	$12.69	$10.11	$14.65	$15.12	$13.15
Value at end of period	$25.02	$26.36	$24.68	$18.03	$15.41	$15.85	$12.69	$10.11	$14.65	$15.12
Number of accumulation units outstanding at end of period	539,081	620,030	883,036	972,834	1,125,310	1,465,971	1,196,490	1,267,700	1,611,101	1,843,557
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.79	$25.10	$21.33	$18.69	$17.39	$15.49	$12.20	$17.32	$16.02	$13.40
Value at end of period	$27.03	$25.79	$25.10	$21.33	$18.69	$17.39	$15.49	$12.20	$17.32	$16.02
Number of accumulation units outstanding at end of period	444,955	516,372	657,998	797,870	900,513	1,120,563	1,119,057	1,204,902	1,544,219	1,777,302
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$20.71	$20.58	$16.47	$13.77	$15.25	$13.36	$9.73	$16.59	$15.83	$13.66
Value at end of period	$21.19	$20.71	$20.58	$16.47	$13.77	$15.25	$13.36	$9.73	$16.59	$15.83
Number of accumulation units outstanding at end of period	223,188	169,403	176,008	161,063	194,956	174,331	212,511	273,401	303,484	314,611
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$77.90	$70.48	$58.52	$51.87	$51.16	$45.52	$34.67	$48.53	$47.17	$41.75
Value at end of period	$80.78	$77.90	$70.48	$58.52	$51.87	$51.16	$45.52	$34.67	$48.53	$47.17
Number of accumulation units outstanding at end of period	1,216,076	1,429,747	1,857,652	2,216,025	2,647,508	3,275,890	3,886,619	4,433,309	5,403,692	6,132,011
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$46.72	$44.12	$34.51	$29.87	$30.58	$27.00	$21.92	$34.59	$34.06	$29.01
Value at end of period	$42.87	$46.72	$44.12	$34.51	$29.87	$30.58	$27.00	$21.92	$34.59	$34.06
Number of accumulation units outstanding at end of period	829,045	998,913	1,276,446	1,533,522	1,894,792	2,201,856	2,517,735	2,795,600	3,219,736	3,716,231
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$15.51	$14.52	$10.61	$9.07	$9.33	$8.12	$5.78	$10.17	$9.93	
Value at end of period	$16.90	$15.51	$14.52	$10.61	$9.07	$9.33	$8.12	$5.78	$10.17	
Number of accumulation units outstanding at end of period	701,819	636,610	763,626	752,802	460,502	470,209	703,913	141,482	282,096	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17	$12.41
Value at end of period	$14.78	$15.14	$15.54	$13.79	$11.78	$13.64	$12.16	$8.97	$18.03	$15.17
Number of accumulation units outstanding at end of period	413,670	411,984	556,772	668,373	772,576	908,034	1,045,341	1,284,421	1,712,461	1,397,026
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.34	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43	$12.70	$11.18	$10.09
Value at end of period	$10.77	$11.34	$12.35	$10.45	$8.94	$10.33	$9.65	$7.43	$12.70	$11.18
Number of accumulation units outstanding at end of period	1,480,818	1,705,553	2,286,338	2,630,314	719,050	1,151,323	1,511,460	1,045,633	545,889	84,091

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.95	$31.25	$24.28	$20.23	$21.77	$20.50	$15.73	$26.45	$26.21	$21.81
Value at end of period	$27.28	$29.95	$31.25	$24.28	$20.23	$21.77	$20.50	$15.73	$26.45	$26.21
Number of accumulation units outstanding at end of period	447,571	521,559	670,692	812,061	996,405	1,229,607	1,427,683	1,551,009	1,916,797	2,353,566

Separate Account Annual Charges of 1.55%

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.92	$11.88	$10.55	$9.74	$10.27	$9.50	$7.98	$10.09		
Value at end of period	$11.62	$11.92	$11.88	$10.55	$9.74	$10.27	$9.50	$7.98		
Number of accumulation units outstanding at end of period	4,130,167	5,354,288	5,616,905	5,426,192	6,268,257	6,150,538	5,374,596	3,029,923		
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
Value at beginning of period	$28.70	$28.29	$21.43	$19.57	$21.18	$17.01	$13.82	$19.54	$20.37	$17.34
Value at end of period	$26.47	$28.70	$28.29	$21.43	$19.57	$21.18	$17.01	$13.82	$19.54	$20.37
Number of accumulation units outstanding at end of period	178,809	222,656	266,090	308,082	339,946	390,405	436,197	489,524	636,374	809,299
PROFUND VP BULL										
Value at beginning of period	$13.10	$11.94	$9.34	$8.33	$8.46	$7.64	$6.24	$10.17	$9.97	$8.91
Value at end of period	$12.84	$13.10	$11.94	$9.34	$8.33	$8.46	$7.64	$6.24	$10.17	$9.97
Number of accumulation units outstanding at end of period	16,300	17,517	22,658	30,083	33,539	45,340	51,804	55,097	67,929	109,056
PROFUND VP EUROPE 30										
Value at beginning of period	$10.37	$11.53	$9.63	$8.39	$9.35	$9.25	$7.10	$12.89	$11.42	$9.87
Value at end of period	$9.10	$10.37	$11.53	$9.63	$8.39	$9.35	$9.25	$7.10	$12.89	$11.42
Number of accumulation units outstanding at end of period	8,635	11,666	15,516	17,514	21,957	24,560	34,981	40,965	59,527	71,195
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.20	$3.20	$2.79	$3.05	$4.95	$5.99	$4.60	$7.54	$8.08	$7.45
Value at end of period	$2.13	$2.20	$3.20	$2.79	$3.05	$4.95	$5.99	$4.60	$7.54	$8.08
Number of accumulation units outstanding at end of period	141,169	162,333	160,479	177,074	170,453	189,111	208,414	230,571	321,472	361,555
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.42	$10.59	$8.57	$7.15	$8.77	$9.81	$9.71			
Value at end of period	$8.84	$9.42	$10.59	$8.57	$7.15	$8.77	$9.81			
Number of accumulation units outstanding at end of period	261,037	235,932	235,984	146,141	38,211	17,995	1,961			
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.64	$13.78	$11.78	$10.38	$11.00	$10.26	$10.08			
Value at end of period	$11.54	$12.64	$13.78	$11.78	$10.38	$11.00	$10.26			
Number of accumulation units outstanding at end of period	36,699	40,495	37,398	18,969	16,012	16,699	5,356			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.63	$10.40	$10.14							
Value at end of period	$10.08	$10.63	$10.40							
Number of accumulation units outstanding at end of period	922,911	1,091,687	143,304							
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$10.02	$9.71	$8.68	$7.66	$8.09	$7.76	$6.07	$9.95		
Value at end of period	$9.63	$10.02	$9.71	$8.68	$7.66	$8.09	$7.76	$6.07		
Number of accumulation units outstanding at end of period	4,266,371	975,294	1,120,106	1,217,735	1,363,797	1,538,407	1,771,924	1,417,425		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.45									
Value at end of period	$8.73									
Number of accumulation units outstanding at end of period	651,763									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.06	$13.88	$10.83	$9.55	$9.99					
Value at end of period	$14.55	$15.06	$13.88	$10.83	$9.55					
Number of accumulation units outstanding at end of period	5,361,077	6,213,501	7,258,644	8,070,041	8,647,939					
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.58	$12.49	$9.73	$8.56	$8.74	$7.80	$6.09	$9.95	$9.83	
Value at end of period	$13.15	$13.58	$12.49	$9.73	$8.56	$8.74	$7.80	$6.09	$9.95	
Number of accumulation units outstanding at end of period	2,487,712	2,990,699	3,517,921	3,912,778	4,432,990	2,208,411	2,466,114	1,706,786	8,086	
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.48	$14.22	$13.91	$11.01	$13.71	$12.95	$9.99			
Value at end of period	$13.51	$14.48	$14.22	$13.91	$11.01	$13.71	$12.95			
Number of accumulation units outstanding at end of period	201,723	246,381	223,717	319,776	340,434	384,994	241,620			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.19	$18.26	$17.56	$15.64	$15.22	$13.53	$9.20	$12.06	$11.91	$11.10
Value at end of period	$17.55	$18.19	$18.26	$17.56	$15.64	$15.22	$13.53	$9.20	$12.06	$11.91
Number of accumulation units outstanding at end of period	1,475,671	1,846,888	2,275,773	2,171,409	2,042,969	2,059,551	1,781,395	2,182,503	2,929,725	3,362,115
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.67	$14.02	$10.73	$9.56	$9.74	$8.71	$7.19	$11.66	$11.31	$10.05
Value at end of period	$15.53	$15.67	$14.02	$10.73	$9.56	$9.74	$8.71	$7.19	$11.66	$11.31
Number of accumulation units outstanding at end of period	276,691	351,353	420,962	557,532	604,682	647,790	705,055	923,149	1,049,107	827,701
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$20.72	$19.25	$14.57	$12.61	$12.98	$10.85	$8.38	$13.67	$13.19	$12.28
Value at end of period	$19.98	$20.72	$19.25	$14.57	$12.61	$12.98	$10.85	$8.38	$13.67	$13.19
Number of accumulation units outstanding at end of period	345,279	441,525	523,334	593,513	638,560	702,179	793,765	978,688	1,082,008	1,002,636
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$19.19	$18.52	$13.22	$11.98	$12.29	$10.19	$8.31	$12.73	$13.83	$12.38
Value at end of period	$18.24	$19.19	$18.52	$13.22	$11.98	$12.29	$10.19	$8.31	$12.73	$13.83
Number of accumulation units outstanding at end of period	258,846	337,671	391,901	439,286	476,731	519,025	583,023	725,123	842,859	784,269
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.26	$14.56	$14.84	$13.82	$13.08	$12.13	$11.08	$12.32	$11.84	$11.58
Value at end of period	$15.06	$15.26	$14.56	$14.84	$13.82	$13.08	$12.13	$11.08	$12.32	$11.84
Number of accumulation units outstanding at end of period	15,324,188	17,034,078	6,617,969	6,205,520	6,827,350	7,515,594	7,582,620	7,875,077	7,466,953	4,026,439
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.68	$10.34								
Value at end of period	$9.40	$9.68								
Number of accumulation units outstanding at end of period	6,089,661	7,136,762								
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$8.92	$9.66	$8.10	$6.94	$8.06	$7.60	$6.06	$10.30		
Value at end of period	$8.69	$8.92	$9.66	$8.10	$6.94	$8.06	$7.60	$6.06		
Number of accumulation units outstanding at end of period	273,814	329,682	567,181	331,557	313,062	667,677	780,457	94,606		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.35	$12.19	$9.92	$9.37	$11.03	$9.86	$9.88			
Value at end of period	$12.35	$11.35	$12.19	$9.92	$9.37	$11.03	$9.86			
Number of accumulation units outstanding at end of period	227,030	74,304	91,062	31,605	281,365	37,653	1,762			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$14.72	$13.22	$10.31	$10.27						
Value at end of period	$15.32	$14.72	$13.22	$10.31						
Number of accumulation units outstanding at end of period	8,759,490	10,508,888	12,273,822	13,411,304						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.10	$20.70	$16.09	$13.88	$13.78	$12.25	$8.74	$12.25	$11.15	$10.72
Value at end of period	$24.13	$23.10	$20.70	$16.09	$13.88	$13.78	$12.25	$8.74	$12.25	$11.15
Number of accumulation units outstanding at end of period	5,808,182	7,003,062	3,763,478	905,337	993,020	710,705	734,625	52,587	23,973	34,174
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.70	$14.54	$11.30	$10.04	$10.05					
Value at end of period	$14.74	$15.70	$14.54	$11.30	$10.04					
Number of accumulation units outstanding at end of period	5,415,720	5,604,722	2,877,955	340,097	302,100					
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$21.86	$22.05	$22.24	$22.26	$22.35	$22.01	$20.86	$21.24	$20.40	$19.96
Value at end of period	$21.64	$21.86	$22.05	$22.24	$22.26	$22.35	$22.01	$20.86	$21.24	$20.40
Number of accumulation units outstanding at end of period	160,903	192,554	225,856	270,146	308,130	364,324	451,036	563,814	729,940	949,165
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$15.19	$15.42	$15.66	$15.91	$16.16	$16.41	$16.61	$16.47	$15.94	$15.47
Value at end of period	$14.95	$15.19	$15.42	$15.66	$15.91	$16.16	$16.41	$16.61	$16.47	$15.94
Number of accumulation units outstanding at end of period	3,247,100	3,770,641	3,899,713	4,509,255	6,569,786	5,366,980	6,925,003	11,654,931	5,008,409	3,712,286
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.54	$16.41	$12.66	$11.29	$11.56	$9.03	$6.51	$10.61	$8.59	$8.11
Value at end of period	$17.31	$17.54	$16.41	$12.66	$11.29	$11.56	$9.03	$6.51	$10.61	$8.59
Number of accumulation units outstanding at end of period	2,504,710	2,690,937	3,124,364	2,506,150	2,718,315	2,982,870	3,271,761	3,224,478	36,544	48,053
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.31	$15.29	$11.92	$10.98	$11.69	$10.24	$8.38	$13.04	$12.61	$10.97
Value at end of period	$16.95	$17.31	$15.29	$11.92	$10.98	$11.69	$10.24	$8.38	$13.04	$12.61
Number of accumulation units outstanding at end of period	207,899	242,874	185,226	198,164	228,589	188,808	176,349	209,565	251,408	305,987
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.40	$9.98	$9.71	$9.14	$8.83	$8.31	$8.25			
Value at end of period	$10.16	$10.40	$9.98	$9.71	$9.14	$8.83	$8.31			
Number of accumulation units outstanding at end of period	2,383,264	2,840,656	3,467,598	4,849,138	4,199,403	3,445,032	2,936,003			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.49	$13.01	$11.14	$10.01	$10.30	$9.37	$9.22			
Value at end of period	$13.01	$13.49	$13.01	$11.14	$10.01	$10.30	$9.37			
Number of accumulation units outstanding at end of period	24,415,302	28,729,038	32,690,127	34,865,974	37,773,447	40,492,715	44,077,032			
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.50	$12.98	$11.39	$10.37	$10.52	$9.63	$9.49			
Value at end of period	$13.08	$13.50	$12.98	$11.39	$10.37	$10.52	$9.63			
Number of accumulation units outstanding at end of period	13,903,081	16,072,864	18,422,570	19,744,287	21,149,319	22,990,155	25,122,621			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.02	$12.57	$11.60	$10.69	$10.63	$9.86	$9.75			
Value at end of period	$12.62	$13.02	$12.57	$11.60	$10.69	$10.63	$9.86			
Number of accumulation units outstanding at end of period	7,755,326	9,017,630	10,095,024	10,690,851	12,059,152	12,371,740	13,291,121			
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.25	$20.94	$16.15	$14.36	$14.04	$12.68	$10.20			
Value at end of period	$24.57	$23.25	$20.94	$16.15	$14.36	$14.04	$12.68			
Number of accumulation units outstanding at end of period	705,871	748,523	459,818	494,495	302,868	253,938	271,573			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$14.75	$13.30	$10.25	$9.04	$8.99	$8.15	$6.70	$10.09		
Value at end of period	$14.78	$14.75	$13.30	$10.25	$9.04	$8.99	$8.15	$6.70		
Number of accumulation units outstanding at end of period	3,162,422	3,761,472	3,931,171	4,012,506	4,354,219	5,375,801	5,953,643	348,627		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$22.10	$20.00	$15.45	$13.54	$13.67	$12.50	$10.59			
Value at end of period	$20.93	$22.10	$20.00	$15.45	$13.54	$13.67	$12.50			
Number of accumulation units outstanding at end of period	635,055	338,942	268,240	239,511	223,897	170,983	59,990			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.58	$23.39	$17.61	$15.49	$16.08	$12.98	$10.40			
Value at end of period	$24.99	$25.58	$23.39	$17.61	$15.49	$16.08	$12.98			
Number of accumulation units outstanding at end of period	1,113,322	1,265,911	1,345,610	1,459,171	1,615,359	1,976,186	2,056,517			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.74	$15.12	$11.47	$9.99	$10.36	$8.42	$6.12	$10.48		
Value at end of period	$15.98	$16.74	$15.12	$11.47	$9.99	$10.36	$8.42	$6.12		
Number of accumulation units outstanding at end of period	839,340	1,290,495	1,164,137	720,547	750,481	1,182,184	826,408	299,431		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.24	$15.76	$11.57	$10.14	$10.75	$8.66	$6.96	$10.02		
Value at end of period	$15.22	$16.24	$15.76	$11.57	$10.14	$10.75	$8.66	$6.96		
Number of accumulation units outstanding at end of period	954,985	912,122	1,454,537	887,425	895,974	1,667,335	949,289	830,338		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$14.89	$14.36	$10.51	$9.29	$9.39	$7.22	$5.61	$8.71	$8.06	$7.28
Value at end of period	$14.49	$14.89	$14.36	$10.51	$9.29	$9.39	$7.22	$5.61	$8.71	$8.06
Number of accumulation units outstanding at end of period	83,691	115,103	132,518	148,942	169,269	196,789	217,723	243,159	313,722	514,893
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.65	$15.92	$11.77	$10.46	$10.92	$8.95	$7.14	$10.05		
Value at end of period	$16.23	$16.65	$15.92	$11.77	$10.46	$10.92	$8.95	$7.14		
Number of accumulation units outstanding at end of period	554,499	525,700	485,570	446,247	527,871	579,000	634,300	469,428		
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.59									
Number of accumulation units outstanding at end of period	4,495,179									

DVA Plus

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.78	$11.34	$11.85	$11.62	$11.04	$10.59	$10.19	$10.01		
Value at end of period	$11.60	$11.78	$11.34	$11.85	$11.62	$11.04	$10.59	$10.19		
Number of accumulation units outstanding at end of period	1,872,977	1,402,091	1,281,753	1,814,026	2,150,527	1,334,264	1,500,270	934,344		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.80	$20.25	$14.81	$12.57	$12.49	$10.03	$7.54	$13.03	$12.47	$10.99
Value at end of period	$19.45	$20.80	$20.25	$14.81	$12.57	$12.49	$10.03	$7.54	$13.03	$12.47
Number of accumulation units outstanding at end of period	1,653,197	1,912,671	2,388,971	2,279,955	2,421,462	2,432,509	2,345,939	2,106,592	1,741,644	951,908
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.51	$11.40	$12.68	$12.11	$10.98	$10.57	$9.89			
Value at end of period	$11.03	$11.51	$11.40	$12.68	$12.11	$10.98	$10.57			
Number of accumulation units outstanding at end of period	1,141,934	1,404,837	1,724,643	4,022,879	2,955,636	1,170,759	851,377			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.22	$12.69	$12.43	$10.05	$10.77	$9.43	$7.18	$12.42	$13.61	$11.04
Value at end of period	$13.76	$14.22	$12.69	$12.43	$10.05	$10.77	$9.43	$7.18	$12.42	$13.61
Number of accumulation units outstanding at end of period	569,195	662,560	768,231	863,255	969,147	1,095,177	1,244,389	1,357,650	1,111,928	489,074
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$102.48	$80.15	$79.76	$70.13	$65.05	$51.63	$38.59	$63.75	$78.73	$58.10
Value at end of period	$103.86	$102.48	$80.15	$79.76	$70.13	$65.05	$51.63	$38.59	$63.75	$78.73
Number of accumulation units outstanding at end of period	192,708	230,992	287,952	312,800	360,742	424,192	497,924	581,354	780,245	989,835
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.89	$13.41	$10.11	$9.14	$9.74	$8.83	$6.82	$11.39	$11.11	$9.91
Value at end of period	$15.09	$14.89	$13.41	$10.11	$9.14	$9.74	$8.83	$6.82	$11.39	$11.11
Number of accumulation units outstanding at end of period	1,669,097	1,818,040	1,717,969	1,821,960	1,898,291	2,217,712	2,116,674	2,268,505	1,263,874	633,408
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.26	$14.85	$10.78	$9.59	$10.01	$8.11	$6.61	$10.18	$10.04	$10.05
Value at end of period	$14.58	$15.26	$14.85	$10.78	$9.59	$10.01	$8.11	$6.61	$10.18	$10.04
Number of accumulation units outstanding at end of period	595,926	683,347	795,635	903,195	991,485	1,117,333	1,318,915	1,531,120	1,084,038	454,471
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.73	$22.73	$16.98	$15.04	$17.16	$13.58	$9.91	$16.54	$14.67	$13.32
Value at end of period	$22.98	$23.73	$22.73	$16.98	$15.04	$17.16	$13.58	$9.91	$16.54	$14.67
Number of accumulation units outstanding at end of period	1,991,829	2,370,145	2,695,690	3,067,354	3,466,026	4,529,413	4,575,462	5,010,769	5,667,698	3,014,114
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.50	$14.03	$12.43	$11.21	$11.11	$9.98	$7.68	$11.03	$10.91	$10.00
Value at end of period	$13.36	$14.50	$14.03	$12.43	$11.21	$11.11	$9.98	$7.68	$11.03	$10.91
Number of accumulation units outstanding at end of period	2,203,972	2,865,915	2,813,187	2,862,155	2,799,708	2,754,551	2,779,793	2,309,772	2,111,386	798,913
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.62	$18.26	$13.74	$11.76	$12.20	$10.76	$8.50	$13.60	$14.14	$12.39
Value at end of period	$18.16	$19.62	$18.26	$13.74	$11.76	$12.20	$10.76	$8.50	$13.60	$14.14
Number of accumulation units outstanding at end of period	731,638	1,016,602	948,040	815,825	847,673	839,486	896,353	881,846	629,662	423,505
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.25	$16.12	$13.14	$11.86	$12.21	$11.07	$9.19	$12.21	$12.01	$10.85
Value at end of period	$16.59	$17.25	$16.12	$13.14	$11.86	$12.21	$11.07	$9.19	$12.21	$12.01
Number of accumulation units outstanding at end of period	3,212,172	3,720,437	878,412	726,990	795,736	858,504	916,529	999,855	423,607	250,190
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$10.92	$10.13								
Value at end of period	$10.49	$10.92								
Number of accumulation units outstanding at end of period	2,123,967	2,385,480								

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$44.40	$40.95	$31.07	$27.55	$28.60	$25.82	$21.16	$31.72	$31.40	$27.50
Value at end of period	$42.43	$44.40	$40.95	$31.07	$27.55	$28.60	$25.82	$21.16	$31.72	$31.40
Number of accumulation units outstanding at end of period	1,220,170	1,511,929	1,785,140	1,801,828	1,976,047	2,293,500	2,632,002	3,137,304	3,733,208	4,414,173
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.92	$21.05	$22.69	$19.35	$24.04	$20.30	$12.02	$25.05	$18.38	$13.75
Value at end of period	$17.34	$20.92	$21.05	$22.69	$19.35	$24.04	$20.30	$12.02	$25.05	$18.38
Number of accumulation units outstanding at end of period	1,737,218	2,005,917	2,471,939	2,427,330	2,514,898	2,700,954	3,369,046	3,336,198	3,247,569	2,464,481
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.95	$15.85	$12.24	$10.36	$10.34	$8.54	$6.90	$10.19		
Value at end of period	$17.13	$17.95	$15.85	$12.24	$10.36	$10.34	$8.54	$6.90		
Number of accumulation units outstanding at end of period	653,026	798,745	1,176,720	871,968	628,779	635,346	334,741	519,822		
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.02	$24.39	$17.83	$15.26	$15.71	$12.59	$10.04	$14.56	$15.05	$13.11
Value at end of period	$24.67	$26.02	$24.39	$17.83	$15.26	$15.71	$12.59	$10.04	$14.56	$15.05
Number of accumulation units outstanding at end of period	770,594	840,260	1,006,482	834,365	1,344,449	1,345,723	674,535	685,118	903,332	732,570
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.46	$24.80	$21.10	$18.51	$17.24	$15.37	$12.11	$17.23	$15.95	$13.35
Value at end of period	$26.66	$25.46	$24.80	$21.10	$18.51	$17.24	$15.37	$12.11	$17.23	$15.95
Number of accumulation units outstanding at end of period	1,134,669	1,121,739	1,290,847	1,257,087	1,167,129	1,415,808	1,168,866	1,078,572	1,244,867	1,070,037
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.96	$17.87	$14.31	$11.98	$13.28	$11.65	$8.49	$14.49	$13.84	$11.95
Value at end of period	$18.36	$17.96	$17.87	$14.31	$11.98	$13.28	$11.65	$8.49	$14.49	$13.84
Number of accumulation units outstanding at end of period	742,470	589,862	629,222	598,783	663,516	662,061	726,173	832,152	782,650	489,270
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$75.99	$68.82	$57.20	$50.75	$50.10	$44.63	$34.02	$47.67	$46.39	$41.10
Value at end of period	$78.72	$75.99	$68.82	$57.20	$50.75	$50.10	$44.63	$34.02	$47.67	$46.39
Number of accumulation units outstanding at end of period	2,555,692	2,896,799	3,145,485	3,241,919	3,524,504	3,920,389	4,481,696	4,590,193	4,752,060	4,508,693
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$45.57	$43.08	$33.73	$29.23	$29.95	$26.47	$21.51	$33.98	$33.49	$28.56
Value at end of period	$41.77	$45.57	$43.08	$33.73	$29.23	$29.95	$26.47	$21.51	$33.98	$33.49
Number of accumulation units outstanding at end of period	895,305	1,070,633	1,200,426	1,347,904	1,582,040	1,584,809	1,703,061	1,752,665	1,738,081	1,914,995
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$15.39	$14.42	$10.54	$9.03	$9.29	$8.10	$5.77	$10.16	$10.10	
Value at end of period	$16.75	$15.39	$14.42	$10.54	$9.03	$9.29	$8.10	$5.77	$10.16	
Number of accumulation units outstanding at end of period	1,797,254	1,420,621	1,930,895	1,198,570	872,881	812,616	1,055,201	342,675	209,945	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$15.00	$15.40	$13.68	$11.70	$13.56	$12.11	$8.94	$17.98	$15.15	$12.40
Value at end of period	$14.62	$15.00	$15.40	$13.68	$11.70	$13.56	$12.11	$8.94	$17.98	$15.15
Number of accumulation units outstanding at end of period	595,577	667,601	614,747	648,987	735,904	806,375	989,793	1,266,966	1,062,067	530,650
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.24	$12.26	$10.38	$8.89	$10.28	$9.62	$7.41	$12.67	$11.17	$10.17
Value at end of period	$10.67	$11.24	$12.26	$10.38	$8.89	$10.28	$9.62	$7.41	$12.67	$11.17
Number of accumulation units outstanding at end of period	3,047,766	3,421,474	3,963,770	4,063,495	1,453,310	2,184,953	2,166,834	1,589,643	766,752	180,655

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$29.32	$30.63	$23.82	$19.87	$21.41	$20.18	$15.49	$26.09	$25.88	$21.56
Value at end of period	$26.69	$29.32	$30.63	$23.82	$19.87	$21.41	$20.18	$15.49	$26.09	$25.88
Number of accumulation units outstanding at end of period	662,141	782,241	979,350	942,257	1,060,965	1,248,029	1,571,331	1,563,733	1,776,667	1,869,899

Separate Account Annual Charges of 1.60%

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$11.88	$11.85	$10.52	$9.73	$10.26	$9.50	$7.98	$10.13		
Value at end of period	$11.58	$11.88	$11.85	$10.52	$9.73	$10.26	$9.50	$7.98		
Number of accumulation units outstanding at end of period	320,507	429,232	395,520	352,464	419,831	347,523	326,433	99,301		
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
Value at beginning of period	$28.53	$28.13	$21.33	$19.48	$21.09	$16.95	$13.78	$19.49	$20.34	$17.31
Value at end of period	$26.30	$28.53	$28.13	$21.33	$19.48	$21.09	$16.95	$13.78	$19.49	$20.34
Number of accumulation units outstanding at end of period	13,098	14,282	20,304	23,462	24,589	29,597	41,700	51,904	73,912	116,266
PROFUND VP BULL										
Value at beginning of period	$13.01	$11.86	$9.29	$8.29	$8.42	$7.60	$6.21	$10.13	$9.94	$8.89
Value at end of period	$12.74	$13.01	$11.86	$9.29	$8.29	$8.42	$7.60	$6.21	$10.13	$9.94
Number of accumulation units outstanding at end of period	2,720	3,240	3,402	3,734	4,522	4,952	6,595	9,219	24,362	66,827
PROFUND VP EUROPE 30										
Value at beginning of period	$10.30	$11.45	$9.57	$8.34	$9.30	$9.21	$7.08	$12.84	$11.39	$9.85
Value at end of period	$9.03	$10.30	$11.45	$9.57	$8.34	$9.30	$9.21	$7.08	$12.84	$11.39
Number of accumulation units outstanding at end of period	2,785	2,999	3,366	5,905	6,360	5,732	6,504	7,317	16,311	21,489
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.19	$3.18	$2.78	$3.03	$4.93	$5.97	$4.59	$7.52	$8.06	$7.44
Value at end of period	$2.12	$2.19	$3.18	$2.78	$3.03	$4.93	$5.97	$4.59	$7.52	$8.06
Number of accumulation units outstanding at end of period	9,513	16,833	26,019	30,599	30,361	30,303	42,687	49,779	72,233	135,323
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$9.39	$10.56	$8.56	$7.14	$8.77	$9.81	$10.14			
Value at end of period	$8.81	$9.39	$10.56	$8.56	$7.14	$8.77	$9.81			
Number of accumulation units outstanding at end of period	51,967	72,980	64,442	922	667	3,350	1,521			
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$12.60	$13.75	$11.76	$10.37	$10.99	$9.85				
Value at end of period	$11.51	$12.60	$13.75	$11.76	$10.37	$10.99				
Number of accumulation units outstanding at end of period	2,765	2,845	2,551	2,550	2,551	311				
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.62	$10.38								
Value at end of period	$10.06	$10.62								
Number of accumulation units outstanding at end of period	75,987	78,100								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$9.99	$9.68	$8.66	$7.64	$8.08	$7.76	$6.07	$9.79		
Value at end of period	$9.59	$9.99	$9.68	$8.66	$7.64	$8.08	$7.76	$6.07		
Number of accumulation units outstanding at end of period	250,359	22,784	14,437	16,509	18,347	20,710	15,510	19,771		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.45									
Value at end of period	$8.73									
Number of accumulation units outstanding at end of period	25,629									
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.03	$13.86	$10.82	$9.55	$9.99					
Value at end of period	$14.52	$15.03	$13.86	$10.82	$9.55					
Number of accumulation units outstanding at end of period	1,589,133	1,747,300	2,008,039	2,188,275	2,305,404					
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.53	$12.45	$9.71	$8.54	$8.73	$7.79	$6.09	$9.95	$9.83	
Value at end of period	$13.09	$13.53	$12.45	$9.71	$8.54	$8.73	$7.79	$6.09	$9.95	
Number of accumulation units outstanding at end of period	616,963	787,545	915,288	1,044,290	1,162,482	910,183	1,146,210	1,075,276	159	
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.44	$14.19	$13.89	$10.99	$13.70	$12.94	$10.19			
Value at end of period	$13.46	$14.44	$14.19	$13.89	$10.99	$13.70	$12.94			
Number of accumulation units outstanding at end of period	8,588	8,828	13,406	13,652	13,168	17,904	6,043			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$18.09	$18.17	$17.48	$15.58	$15.17	$13.49	$9.18	$12.04	$11.89	$11.09
Value at end of period	$17.44	$18.09	$18.17	$17.48	$15.58	$15.17	$13.49	$9.18	$12.04	$11.89
Number of accumulation units outstanding at end of period	296,680	356,379	398,854	440,590	422,854	439,023	459,467	619,342	798,841	934,613
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.57	$13.93	$10.67	$9.51	$9.69	$8.67	$7.16	$11.63	$11.28	$10.03
Value at end of period	$15.41	$15.57	$13.93	$10.67	$9.51	$9.69	$8.67	$7.16	$11.63	$11.28
Number of accumulation units outstanding at end of period	239,996	287,146	315,535	337,653	454,000	531,146	617,261	832,110	827,971	317,311
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.25	$21.61	$16.36	$14.17	$14.60	$12.20	$9.43	$15.40	$14.87	$13.84
Value at end of period	$22.40	$23.25	$21.61	$16.36	$14.17	$14.60	$12.20	$9.43	$15.40	$14.87
Number of accumulation units outstanding at end of period	133,249	147,892	161,691	175,500	218,220	236,175	279,709	312,339	364,078	389,413
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$22.44	$21.67	$15.48	$14.02	$14.39	$11.94	$9.75	$14.93	$16.23	$14.53
Value at end of period	$21.31	$22.44	$21.67	$15.48	$14.02	$14.39	$11.94	$9.75	$14.93	$16.23
Number of accumulation units outstanding at end of period	134,011	153,927	184,727	195,244	203,976	199,705	228,207	268,146	319,535	336,859
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.16	$14.47	$14.76	$13.75	$13.03	$12.09	$11.04	$12.28	$11.81	$11.56
Value at end of period	$14.96	$15.16	$14.47	$14.76	$13.75	$13.03	$12.09	$11.04	$12.28	$11.81
Number of accumulation units outstanding at end of period	2,144,543	2,300,652	893,958	960,196	1,003,083	1,186,881	1,335,700	1,103,079	472,445	355,998
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.68	$10.54								
Value at end of period	$9.39	$9.68								
Number of accumulation units outstanding at end of period	1,336,475	1,405,396								
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$8.89	$9.63	$8.08	$6.93	$8.04	$7.60	$6.06	$8.25		
Value at end of period	$8.65	$8.89	$9.63	$8.08	$6.93	$8.04	$7.60	$6.06		
Number of accumulation units outstanding at end of period	38,329	46,897	72,664	68,215	68,421	71,550	78,838	48,600		

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$11.32	$12.16	$9.91	$9.36	$11.02	$10.70				
Value at end of period	$12.31	$11.32	$12.16	$9.91	$9.36	$11.02				
Number of accumulation units outstanding at end of period	1,549	2,363	1,793	1,291	1,215	1,032				
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$14.70	$13.21	$10.31	$9.93						
Value at end of period	$15.29	$14.70	$13.21	$10.31						
Number of accumulation units outstanding at end of period	1,737,405	1,996,555	2,202,145	2,458,455						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$22.97	$20.60	$16.02	$13.82	$13.74	$12.22	$8.72	$12.23	$11.13	$10.72
Value at end of period	$23.99	$22.97	$20.60	$16.02	$13.82	$13.74	$12.22	$8.72	$12.23	$11.13
Number of accumulation units outstanding at end of period	854,537	1,061,906	589,155	60,637	61,615	35,638	37,366	9,143	12,736	16,022
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.67	$14.52	$11.29	$10.03	$10.05					
Value at end of period	$14.70	$15.67	$14.52	$11.29	$10.03					
Number of accumulation units outstanding at end of period	851,698	706,422	495,542	129,986	126,840					
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$21.51	$21.71	$21.91	$21.93	$22.03	$21.71	$20.59	$20.97	$20.15	$19.72
Value at end of period	$21.28	$21.51	$21.71	$21.91	$21.93	$22.03	$21.71	$20.59	$20.97	$20.15
Number of accumulation units outstanding at end of period	33,912	38,275	42,354	57,062	70,897	85,517	106,623	143,604	202,754	238,553
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.92	$15.16	$15.40	$15.65	$15.90	$16.16	$16.37	$16.24	$15.73	$15.27
Value at end of period	$14.68	$14.92	$15.16	$15.40	$15.65	$15.90	$16.16	$16.37	$16.24	$15.73
Number of accumulation units outstanding at end of period	733,349	869,225	810,678	655,567	799,161	997,898	1,514,943	2,175,066	1,306,313	1,147,182
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.42	$16.31	$12.59	$11.23	$11.50	$8.99	$6.48	$10.57	$8.57	$8.09
Value at end of period	$17.19	$17.42	$16.31	$12.59	$11.23	$11.50	$8.99	$6.48	$10.57	$8.57
Number of accumulation units outstanding at end of period	273,737	294,238	372,752	406,341	483,353	593,833	713,721	809,490	16,873	21,163
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.23	$15.23	$11.88	$10.94	$11.65	$10.22	$8.37	$13.02	$12.60	$10.97
Value at end of period	$16.86	$17.23	$15.23	$11.88	$10.94	$11.65	$10.22	$8.37	$13.02	$12.60
Number of accumulation units outstanding at end of period	25,093	27,126	54,083	18,862	18,880	16,847	24,115	30,667	54,457	76,206
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.38	$9.96	$9.70	$9.13	$8.82	$8.31	$8.25			
Value at end of period	$10.13	$10.38	$9.96	$9.70	$9.13	$8.82	$8.31			
Number of accumulation units outstanding at end of period	1,318,965	1,319,158	1,239,747	1,105,614	964,148	885,375	739,059			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.46	$12.98	$11.12	$10.00	$10.29	$9.37	$9.21			
Value at end of period	$12.97	$13.46	$12.98	$11.12	$10.00	$10.29	$9.37			
Number of accumulation units outstanding at end of period	3,706,323	4,158,169	4,143,122	4,102,883	4,201,720	4,415,858	5,062,790			
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.47	$12.95	$11.37	$10.36	$10.52	$9.63	$9.49			
Value at end of period	$13.04	$13.47	$12.95	$11.37	$10.36	$10.52	$9.63			
Number of accumulation units outstanding at end of period	4,427,182	4,912,462	4,794,534	5,057,836	5,025,261	5,211,377	5,736,069			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.99	$12.54	$11.58	$10.68	$10.62	$9.86	$9.75			
Value at end of period	$12.58	$12.99	$12.54	$11.58	$10.68	$10.62	$9.86			
Number of accumulation units outstanding at end of period	2,467,671	2,873,313	3,146,972	3,312,064	3,183,151	3,370,579	3,745,706			
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.18	$20.89	$16.12	$14.34	$14.02	$12.67	$10.84			
Value at end of period	$24.49	$23.18	$20.89	$16.12	$14.34	$14.02	$12.67			
Number of accumulation units outstanding at end of period	73,651	70,648	66,050	75,065	75,829	72,870	91,763			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$14.70	$13.27	$10.23	$9.02	$8.97	$8.14	$6.70	$10.13		
Value at end of period	$14.72	$14.70	$13.27	$10.23	$9.02	$8.97	$8.14	$6.70		
Number of accumulation units outstanding at end of period	320,412	379,217	422,836	496,271	580,695	646,133	781,916	20,920		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$22.03	$19.95	$15.42	$13.52	$13.66	$12.49	$10.64			
Value at end of period	$20.86	$22.03	$19.95	$15.42	$13.52	$13.66	$12.49			
Number of accumulation units outstanding at end of period	254,886	117,576	114,425	115,699	115,336	97,961	113,909			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$25.51	$23.33	$17.58	$15.47	$16.07	$12.98	$10.79			
Value at end of period	$24.90	$25.51	$23.33	$17.58	$15.47	$16.07	$12.98			
Number of accumulation units outstanding at end of period	129,003	131,816	156,291	163,478	209,927	245,450	289,667			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.68	$15.08	$11.44	$9.97	$10.34	$8.42	$6.12	$10.48		
Value at end of period	$15.91	$16.68	$15.08	$11.44	$9.97	$10.34	$8.42	$6.12		
Number of accumulation units outstanding at end of period	89,968	93,175	83,477	72,432	71,697	79,361	61,243	12,196		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.18	$15.71	$11.54	$10.12	$10.74	$8.66	$6.96	$10.16		
Value at end of period	$15.16	$16.18	$15.71	$11.54	$10.12	$10.74	$8.66	$6.96		
Number of accumulation units outstanding at end of period	77,861	76,571	98,712	78,181	92,229	105,578	93,601	73,382		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$14.79	$14.26	$10.45	$9.24	$9.34	$7.19	$5.59	$8.68	$8.04	$7.27
Value at end of period	$14.39	$14.79	$14.26	$10.45	$9.24	$9.34	$7.19	$5.59	$8.68	$8.04
Number of accumulation units outstanding at end of period	19,837	34,295	40,785	41,091	46,628	58,239	71,603	81,596	98,573	126,536
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.60	$15.87	$11.74	$10.44	$10.91	$8.94	$7.14	$10.56		
Value at end of period	$16.16	$16.60	$15.87	$11.74	$10.44	$10.91	$8.94	$7.14		
Number of accumulation units outstanding at end of period	43,376	25,452	26,499	27,590	27,099	30,272	12,035	15,039		
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.59									
Number of accumulation units outstanding at end of period	370,299									

DVA Plus   CFI-34

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.74	$11.31	$11.83	$11.60	$11.02	$10.58	$10.19	$9.86		
Value at end of period	$11.55	$11.74	$11.31	$11.83	$11.60	$11.02	$10.58	$10.19		
Number of accumulation units outstanding at end of period	128,109	127,407	147,043	128,879	160,460	159,269	186,314	89,650		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.70	$20.16	$14.75	$12.53	$12.46	$10.01	$7.52	$13.01	$12.46	$10.99
Value at end of period	$19.34	$20.70	$20.16	$14.75	$12.53	$12.46	$10.01	$7.52	$13.01	$12.46
Number of accumulation units outstanding at end of period	201,257	204,633	230,921	218,449	223,538	229,055	259,385	232,657	219,133	155,283
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.47	$11.37	$12.66	$12.10	$10.97	$10.57	$9.92			
Value at end of period	$11.00	$11.47	$11.37	$12.66	$12.10	$10.97	$10.57			
Number of accumulation units outstanding at end of period	181,141	172,026	186,965	278,414	205,515	147,367	79,940			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.16	$12.64	$12.38	$10.02	$10.75	$9.42	$7.17	$12.41	$13.61	$11.31
Value at end of period	$13.70	$14.16	$12.64	$12.38	$10.02	$10.75	$9.42	$7.17	$12.41	$13.61
Number of accumulation units outstanding at end of period	55,814	65,927	71,097	74,542	82,093	85,135	100,391	112,936	96,256	51,926
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$100.99	$79.02	$78.69	$69.21	$64.23	$51.01	$38.14	$63.05	$77.90	$57.52
Value at end of period	$102.30	$100.99	$79.02	$78.69	$69.21	$64.23	$51.01	$38.14	$63.05	$77.90
Number of accumulation units outstanding at end of period	27,326	32,174	39,998	40,959	52,619	62,970	77,637	90,173	114,199	162,747
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.82	$13.35	$10.07	$9.12	$9.72	$8.81	$6.80	$11.38	$11.10	$9.91
Value at end of period	$15.02	$14.82	$13.35	$10.07	$9.12	$9.72	$8.81	$6.80	$11.38	$11.10
Number of accumulation units outstanding at end of period	342,874	367,439	333,037	367,344	409,116	419,286	434,528	460,508	390,709	211,810
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.19	$14.79	$10.74	$9.56	$9.98	$8.10	$6.60	$10.17	$10.04	$10.22
Value at end of period	$14.51	$15.19	$14.79	$10.74	$9.56	$9.98	$8.10	$6.60	$10.17	$10.04
Number of accumulation units outstanding at end of period	88,556	98,412	99,477	83,282	81,680	86,749	113,611	138,197	152,939	113,861
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.56	$22.58	$16.87	$14.96	$17.07	$13.51	$9.87	$16.48	$14.63	$13.28
Value at end of period	$22.80	$23.56	$22.58	$16.87	$14.96	$17.07	$13.51	$9.87	$16.48	$14.63
Number of accumulation units outstanding at end of period	320,283	365,661	430,211	528,481	630,249	775,376	929,455	1,079,759	1,307,368	840,925
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.44	$13.97	$12.38	$11.18	$11.08	$9.97	$7.67	$11.02	$10.91	$9.98
Value at end of period	$13.30	$14.44	$13.97	$12.38	$11.18	$11.08	$9.97	$7.67	$11.02	$10.91
Number of accumulation units outstanding at end of period	604,536	653,028	559,783	579,648	577,973	621,023	649,792	652,013	739,398	403,387
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.49	$18.15	$13.66	$11.70	$12.14	$10.72	$8.48	$13.56	$14.10	$12.37
Value at end of period	$18.03	$19.49	$18.15	$13.66	$11.70	$12.14	$10.72	$8.48	$13.56	$14.10
Number of accumulation units outstanding at end of period	157,359	165,564	183,902	208,290	179,158	180,459	191,338	223,593	268,526	269,186
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.16	$16.05	$13.08	$11.82	$12.17	$11.04	$9.17	$12.19	$12.00	$10.84
Value at end of period	$16.50	$17.16	$16.05	$13.08	$11.82	$12.17	$11.04	$9.17	$12.19	$12.00
Number of accumulation units outstanding at end of period	589,704	682,175	175,474	159,971	162,093	194,468	226,148	236,036	145,150	101,883
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.91	$10.24								
Value at end of period	$10.48	$10.91								
Number of accumulation units outstanding at end of period	187,351	164,365								

DVA Plus

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$43.86	$40.48	$30.72	$27.26	$28.31	$25.57	$20.97	$31.44	$31.15	$27.29
Value at end of period	$41.89	$43.86	$40.48	$30.72	$27.26	$28.31	$25.57	$20.97	$31.44	$31.15
Number of accumulation units outstanding at end of period	82,644	101,210	115,335	134,684	163,462	201,782	244,106	286,443	349,212	418,501
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.74	$20.88	$22.51	$19.21	$23.89	$20.18	$11.95	$24.93	$18.29	$13.69
Value at end of period	$17.18	$20.74	$20.88	$22.51	$19.21	$23.89	$20.18	$11.95	$24.93	$18.29
Number of accumulation units outstanding at end of period	136,695	161,971	178,180	187,587	202,006	252,008	320,772	379,394	448,152	460,882
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.25	$25.85	$19.97	$16.91	$16.88	$13.95	$11.28	$17.12	$17.01	
Value at end of period	$27.91	$29.25	$25.85	$19.97	$16.91	$16.88	$13.95	$11.28	$17.12	
Number of accumulation units outstanding at end of period	71,501	85,553	126,178	123,639	110,798	100,099	86,334	78,567	95,159	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$25.85	$24.25	$17.73	$15.18	$15.64	$12.54	$10.01	$14.52	$15.01	$13.08
Value at end of period	$24.50	$25.85	$24.25	$17.73	$15.18	$15.64	$12.54	$10.01	$14.52	$15.01
Number of accumulation units outstanding at end of period	145,166	156,195	147,793	153,516	132,828	159,111	148,286	176,068	243,395	252,648
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.29	$24.66	$20.98	$18.42	$17.16	$15.31	$12.07	$17.18	$15.91	$13.33
Value at end of period	$26.47	$25.29	$24.66	$20.98	$18.42	$17.16	$15.31	$12.07	$17.18	$15.91
Number of accumulation units outstanding at end of period	92,307	93,574	99,043	105,926	96,489	116,230	118,308	126,637	149,741	227,261
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$20.31	$20.22	$16.20	$13.57	$15.05	$13.21	$9.63	$16.45	$15.72	$13.58
Value at end of period	$20.76	$20.31	$20.22	$16.20	$13.57	$15.05	$13.21	$9.63	$16.45	$15.72
Number of accumulation units outstanding at end of period	116,315	112,103	110,747	116,165	108,607	110,603	140,376	157,769	152,046	116,133
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$74.89	$67.85	$56.43	$50.09	$49.48	$44.09	$33.63	$47.15	$45.90	$40.69
Value at end of period	$77.54	$74.89	$67.85	$56.43	$50.09	$49.48	$44.09	$33.63	$47.15	$45.90
Number of accumulation units outstanding at end of period	306,295	326,755	361,853	363,874	390,353	437,278	520,599	600,422	652,264	695,197
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$44.91	$42.48	$33.27	$28.85	$29.58	$26.15	$21.26	$33.60	$33.14	$28.28
Value at end of period	$41.14	$44.91	$42.48	$33.27	$28.85	$29.58	$26.15	$21.26	$33.60	$33.14
Number of accumulation units outstanding at end of period	142,927	164,369	191,147	202,343	210,870	227,814	267,381	304,958	360,311	402,219
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$15.33	$14.37	$10.51	$9.01	$9.28	$8.09	$5.76	$10.16	$10.07	
Value at end of period	$16.68	$15.33	$14.37	$10.51	$9.01	$9.28	$8.09	$5.76	$10.16	
Number of accumulation units outstanding at end of period	102,280	121,659	117,577	120,638	84,576	94,269	134,530	61,963	45,677	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.92	$15.33	$13.63	$11.66	$13.52	$12.08	$8.92	$17.95	$15.13	$12.40
Value at end of period	$14.55	$14.92	$15.33	$13.63	$11.66	$13.52	$12.08	$8.92	$17.95	$15.13
Number of accumulation units outstanding at end of period	101,563	113,135	116,159	117,200	149,496	123,173	149,242	179,557	193,860	168,664
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.19	$12.21	$10.34	$8.86	$10.26	$9.60	$7.40	$12.66	$11.17	$10.35
Value at end of period	$10.62	$11.19	$12.21	$10.34	$8.86	$10.26	$9.60	$7.40	$12.66	$11.17
Number of accumulation units outstanding at end of period	446,599	499,316	569,831	564,949	176,179	185,124	191,585	202,155	91,050	43,509
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.95	$30.26	$23.54	$19.65	$21.18	$19.97	$15.34	$25.85	$25.65	$21.38
Value at end of period	$26.34	$28.95	$30.26	$23.54	$19.65	$21.18	$19.97	$15.34	$25.85	$25.65
Number of accumulation units outstanding at end of period	115,618	130,921	177,401	184,193	212,918	258,876	308,065	369,472	437,103	444,904

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.65%

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.84	$11.81	$10.50	$9.71	$10.24	$9.49	$7.98	$10.09		
Value at end of period	$11.53	$11.84	$11.81	$10.50	$9.71	$10.24	$9.49	$7.98		
Number of accumulation units outstanding at end of period	20,788,300	24,218,829	26,540,757	28,554,570	33,149,680	32,649,952	29,137,036	14,862,682		
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
Value at beginning of period	$28.36	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74	$19.45	$20.30	$17.29
Value at end of period	$26.13	$28.36	$27.98	$21.22	$19.40	$21.01	$16.89	$13.74	$19.45	$20.30
Number of accumulation units outstanding at end of period	401,582	493,866	610,638	703,714	784,809	894,397	1,055,356	1,247,388	1,669,952	2,192,902
PROFUND VP BULL										
Value at beginning of period	$12.92	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19	$10.10	$9.92	$8.87
Value at end of period	$12.65	$12.92	$11.78	$9.23	$8.24	$8.38	$7.57	$6.19	$10.10	$9.92
Number of accumulation units outstanding at end of period	32,320	36,737	49,022	54,809	88,552	107,937	141,448	153,084	191,977	222,576
PROFUND VP EUROPE 30										
Value at beginning of period	$10.22	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05	$12.80	$11.36	$9.83
Value at end of period	$8.96	$10.22	$11.38	$9.51	$8.30	$9.26	$9.17	$7.05	$12.80	$11.36
Number of accumulation units outstanding at end of period	24,272	28,003	32,480	51,805	65,931	85,151	99,630	111,818	143,536	183,750
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.17	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58	$7.50	$8.05	$7.43
Value at end of period	$2.10	$2.17	$3.17	$2.77	$3.02	$4.92	$5.95	$4.58	$7.50	$8.05
Number of accumulation units outstanding at end of period	135,288	161,491	176,610	203,702	217,708	268,098	302,483	369,403	554,470	675,338
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$9.37	$10.54	$8.54	$7.13	$8.76	$9.81	$9.43			
Value at end of period	$8.78	$9.37	$10.54	$8.54	$7.13	$8.76	$9.81			
Number of accumulation units outstanding at end of period	515,738	449,901	540,019	155,577	69,939	169,739	6,282			
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.57	$13.72	$11.74	$10.36	$10.98	$10.26	$9.74			
Value at end of period	$11.47	$12.57	$13.72	$11.74	$10.36	$10.98	$10.26			
Number of accumulation units outstanding at end of period	85,760	82,380	64,021	28,939	26,615	95,140	4,460			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.61	$10.39	$10.17							
Value at end of period	$10.05	$10.61	$10.39							
Number of accumulation units outstanding at end of period	3,076,882	3,784,283	50,206							
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$9.95	$9.65	$8.64	$7.63	$8.07	$7.75	$6.06	$9.91		
Value at end of period	$9.55	$9.95	$9.65	$8.64	$7.63	$8.07	$7.75	$6.06		
Number of accumulation units outstanding at end of period	12,556,104	5,068,745	5,925,444	6,852,070	7,458,354	8,081,998	8,771,637	8,258,859		
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.45									
Value at end of period	$8.73									
Number of accumulation units outstanding at end of period	1,087,652									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.00	$13.84	$10.81	$9.54	$9.99					
Value at end of period	$14.48	$15.00	$13.84	$10.81	$9.54					
Number of accumulation units outstanding at end of period	11,525,508	12,988,990	15,162,759	17,745,331	20,163,139					
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.48	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09	$9.95	$9.83	
Value at end of period	$13.04	$13.48	$12.41	$9.68	$8.52	$8.71	$7.78	$6.09	$9.95	
Number of accumulation units outstanding at end of period	5,501,552	6,392,027	7,587,930	8,993,542	10,564,876	4,802,895	5,516,324	3,269,386	15,528	
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.40	$14.16	$13.86	$10.98	$13.68	$12.94	$9.99			
Value at end of period	$13.42	$14.40	$14.16	$13.86	$10.98	$13.68	$12.94			
Number of accumulation units outstanding at end of period	416,271	482,599	570,817	659,734	823,295	1,180,071	594,631			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.99	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15	$12.01	$11.88	$11.08
Value at end of period	$17.34	$17.99	$18.08	$17.41	$15.52	$15.11	$13.45	$9.15	$12.01	$11.88
Number of accumulation units outstanding at end of period	2,757,810	3,308,152	4,010,423	4,681,973	4,033,510	3,779,255	2,721,625	3,338,098	4,384,724	4,835,744
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.46	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13	$11.59	$11.25	$10.01
Value at end of period	$15.30	$15.46	$13.84	$10.61	$9.45	$9.65	$8.63	$7.13	$11.59	$11.25
Number of accumulation units outstanding at end of period	552,415	603,019	708,802	761,093	882,411	1,038,513	1,191,005	1,568,394	2,011,974	1,941,369
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$19.90	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10	$13.23	$12.78	$11.91
Value at end of period	$19.17	$19.90	$18.51	$14.02	$12.15	$12.52	$10.47	$8.10	$13.23	$12.78
Number of accumulation units outstanding at end of period	525,196	601,587	700,393	827,606	963,513	1,163,968	1,330,208	1,643,831	2,026,223	1,783,464
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$18.39	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01	$12.28	$13.35	$11.96
Value at end of period	$17.46	$18.39	$17.76	$12.69	$11.51	$11.82	$9.81	$8.01	$12.28	$13.35
Number of accumulation units outstanding at end of period	458,749	515,230	614,277	727,842	856,073	1,018,778	1,187,131	1,350,205	1,814,376	1,573,446
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.07	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00	$12.24	$11.78	$11.54
Value at end of period	$14.86	$15.07	$14.39	$14.68	$13.69	$12.97	$12.04	$11.00	$12.24	$11.78
Number of accumulation units outstanding at end of period	44,255,730	48,971,824	15,103,632	15,828,783	17,762,929	19,438,551	20,618,726	21,077,749	18,045,939	9,597,875
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$9.68	$10.34								
Value at end of period	$9.38	$9.68								
Number of accumulation units outstanding at end of period	14,978,970	16,499,656								
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.86	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05	$10.22		
Value at end of period	$8.62	$8.86	$9.60	$8.06	$6.92	$8.03	$7.59	$6.05		
Number of accumulation units outstanding at end of period	815,187	960,030	1,158,242	1,131,136	1,101,227	1,270,771	1,647,470	309,276		
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$11.29	$12.14	$9.89	$9.35	$11.01	$9.85	$9.75			
Value at end of period	$12.27	$11.29	$12.14	$9.89	$9.35	$11.01	$9.85			
Number of accumulation units outstanding at end of period	157,042	138,156	156,169	50,924	133,436	161,677	2,610			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$14.68	$13.20	$10.30	$10.27						
Value at end of period	$15.26	$14.68	$13.20	$10.30						
Number of accumulation units outstanding at end of period	21,213,893	24,028,268	27,974,934	31,621,667						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$22.85	$20.49	$15.95	$13.77	$13.69	$12.18	$8.70	$12.21	$11.12	$10.71
Value at end of period	$23.84	$22.85	$20.49	$15.95	$13.77	$13.69	$12.18	$8.70	$12.21	$11.12
Number of accumulation units outstanding at end of period	10,709,800	12,615,654	8,713,943	2,112,401	2,724,627	1,903,369	1,425,814	204,381	96,693	170,706
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.64	$14.49	$11.28	$10.03	$10.05					
Value at end of period	$14.67	$15.64	$14.49	$11.28	$10.03					
Number of accumulation units outstanding at end of period	9,420,147	8,624,788	4,779,055	970,127	793,834					
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$21.23	$21.43	$21.64	$21.68	$21.79	$21.48	$20.38	$20.77	$19.97	$19.55
Value at end of period	$20.99	$21.23	$21.43	$21.64	$21.68	$21.79	$21.48	$20.38	$20.77	$19.97
Number of accumulation units outstanding at end of period	72,455	83,556	108,279	132,169	148,475	176,733	223,473	269,815	360,310	460,569
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.72	$14.97	$15.22	$15.47	$15.73	$15.99	$16.21	$16.09	$15.58	$15.14
Value at end of period	$14.48	$14.72	$14.97	$15.22	$15.47	$15.73	$15.99	$16.21	$16.09	$15.58
Number of accumulation units outstanding at end of period	4,356,819	4,324,128	5,460,036	6,963,293	8,416,484	9,115,635	12,290,462	18,806,724	5,984,813	3,439,887
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.30	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45	$10.54	$8.54	$8.07
Value at end of period	$17.06	$17.30	$16.20	$12.51	$11.17	$11.44	$8.95	$6.45	$10.54	$8.54
Number of accumulation units outstanding at end of period	3,303,457	3,666,459	4,558,002	3,188,003	3,775,208	3,637,309	2,574,342	2,677,395	165,449	229,809
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.14	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35	$13.01	$12.59	$10.96
Value at end of period	$16.77	$17.14	$15.16	$11.83	$10.91	$11.62	$10.20	$8.35	$13.01	$12.59
Number of accumulation units outstanding at end of period	393,650	442,791	422,648	463,286	516,600	609,977	529,027	574,371	705,399	947,681
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.35	$9.94	$9.68	$9.12	$8.82	$8.31	$8.25			
Value at end of period	$10.10	$10.35	$9.94	$9.68	$9.12	$8.82	$8.31			
Number of accumulation units outstanding at end of period	7,108,915	7,953,540	9,788,740	12,599,922	12,893,849	11,268,717	9,235,050			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.42	$12.95	$11.10	$9.99	$10.28	$9.37	$9.21			
Value at end of period	$12.93	$13.42	$12.95	$11.10	$9.99	$10.28	$9.37			
Number of accumulation units outstanding at end of period	51,674,638	58,763,209	67,383,458	75,580,264	83,035,422	90,407,563	98,222,251			
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.43	$12.92	$11.35	$10.34	$10.51	$9.63	$9.49			
Value at end of period	$13.00	$13.43	$12.92	$11.35	$10.34	$10.51	$9.63			
Number of accumulation units outstanding at end of period	36,256,505	40,836,335	47,327,321	52,631,044	58,979,396	65,664,893	70,210,170			
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.95	$12.51	$11.56	$10.67	$10.62	$9.86	$9.75			
Value at end of period	$12.54	$12.95	$12.51	$11.56	$10.67	$10.62	$9.86			
Number of accumulation units outstanding at end of period	17,842,991	20,747,229	24,455,103	27,424,675	30,468,674	33,887,801	36,618,477			

DVA Plus

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$23.11	$20.84	$16.09	$14.32	$14.01	$12.67	$10.14			
Value at end of period	$24.41	$23.11	$20.84	$16.09	$14.32	$14.01	$12.67			
Number of accumulation units outstanding at end of period	1,229,815	1,309,124	1,105,509	1,146,026	1,098,591	980,480	1,093,134			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$14.65	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70	$10.17		
Value at end of period	$14.66	$14.65	$13.23	$10.20	$9.00	$8.96	$8.13	$6.70		
Number of accumulation units outstanding at end of period	3,998,826	3,945,574	4,127,877	4,092,024	3,266,093	3,433,711	3,566,009	744,806		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$21.97	$19.90	$15.39	$13.50	$13.65	$12.49	$10.35			
Value at end of period	$20.79	$21.97	$19.90	$15.39	$13.50	$13.65	$12.49			
Number of accumulation units outstanding at end of period	1,831,380	1,155,632	1,015,292	960,722	294,987	200,934	150,954			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.43	$23.28	$17.54	$15.44	$16.06	$12.97	$10.36			
Value at end of period	$24.82	$25.43	$23.28	$17.54	$15.44	$16.06	$12.97			
Number of accumulation units outstanding at end of period	1,492,983	1,364,526	1,683,607	1,795,491	1,836,737	2,324,538	2,008,990			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.63	$15.03	$11.42	$9.95	$10.33	$8.41	$6.12	$10.25		
Value at end of period	$15.85	$16.63	$15.03	$11.42	$9.95	$10.33	$8.41	$6.12		
Number of accumulation units outstanding at end of period	2,866,400	3,272,859	3,151,481	2,960,770	2,558,431	2,724,466	2,544,207	1,062,310		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.13	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96	$10.15		
Value at end of period	$15.10	$16.13	$15.67	$11.51	$10.10	$10.72	$8.65	$6.96		
Number of accumulation units outstanding at end of period	2,749,535	2,953,157	3,479,739	2,848,818	2,589,704	2,760,386	2,679,879	1,754,101		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$14.69	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57	$8.65	$8.01	$7.25
Value at end of period	$14.28	$14.69	$14.17	$10.39	$9.19	$9.29	$7.16	$5.57	$8.65	$8.01
Number of accumulation units outstanding at end of period	245,153	290,624	382,698	433,443	488,828	559,739	648,234	749,440	1,055,828	1,332,137
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.54	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14	$10.05		
Value at end of period	$16.10	$16.54	$15.83	$11.71	$10.42	$10.89	$8.93	$7.14		
Number of accumulation units outstanding at end of period	1,028,554	1,032,761	1,143,336	1,363,663	1,585,371	1,764,765	1,604,687	1,110,458		
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.59									
Number of accumulation units outstanding at end of period	20,407,752									
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.70	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18	$9.98		
Value at end of period	$11.51	$11.70	$11.28	$11.80	$11.58	$11.01	$10.57	$10.18		
Number of accumulation units outstanding at end of period	4,627,480	4,741,423	2,861,575	3,548,152	4,062,233	3,769,609	4,694,672	2,170,741		

DVA Plus

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.60	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51	$12.99	$12.45	$10.99
Value at end of period	$19.24	$20.60	$20.07	$14.70	$12.49	$12.42	$9.98	$7.51	$12.99	$12.45
Number of accumulation units outstanding at end of period	3,237,652	3,825,139	4,589,290	4,474,943	5,449,850	5,244,173	5,554,100	4,777,820	2,907,330	1,977,073
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.44	$11.34	$12.63	$12.08	$10.96	$10.57	$9.89			
Value at end of period	$10.96	$11.44	$11.34	$12.63	$12.08	$10.96	$10.57			
Number of accumulation units outstanding at end of period	4,114,105	4,644,394	5,900,014	10,933,746	9,269,173	4,954,370	3,586,830			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.10	$12.59	$12.34	$9.99	$10.72	$9.40	$7.16	$12.40	$13.60	$11.05
Value at end of period	$13.63	$14.10	$12.59	$12.34	$9.99	$10.72	$9.40	$7.16	$12.40	$13.60
Number of accumulation units outstanding at end of period	1,384,131	1,606,054	1,982,123	2,247,770	2,541,000	2,903,282	3,360,508	3,566,733	2,153,514	740,231
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$99.67	$78.03	$77.74	$68.41	$63.52	$50.47	$37.76	$62.45	$77.20	$57.02
Value at end of period	$100.92	$99.67	$78.03	$77.74	$68.41	$63.52	$50.47	$37.76	$62.45	$77.20
Number of accumulation units outstanding at end of period	196,857	234,347	312,233	363,597	431,868	510,504	613,664	710,187	905,352	1,081,799
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.75	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79	$11.37	$11.10	$9.91
Value at end of period	$14.94	$14.75	$13.30	$10.03	$9.09	$9.69	$8.80	$6.79	$11.37	$11.10
Number of accumulation units outstanding at end of period	4,368,279	4,851,044	5,466,389	6,256,588	6,969,874	7,592,795	7,644,431	6,232,741	2,974,581	1,247,916
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$15.12	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59	$10.16	$10.04	$9.95
Value at end of period	$14.43	$15.12	$14.74	$10.70	$9.53	$9.96	$8.08	$6.59	$10.16	$10.04
Number of accumulation units outstanding at end of period	1,617,077	1,908,915	2,247,001	2,704,592	3,006,946	3,549,908	4,787,221	4,530,155	2,975,002	1,490,670
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.39	$22.43	$16.77	$14.87	$16.98	$13.45	$9.83	$16.42	$14.58	$13.25
Value at end of period	$22.63	$23.39	$22.43	$16.77	$14.87	$16.98	$13.45	$9.83	$16.42	$14.58
Number of accumulation units outstanding at end of period	2,839,826	3,250,592	3,666,566	4,250,538	5,271,380	6,525,329	7,078,573	6,531,801	5,886,751	4,115,916
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.37	$13.92	$12.34	$11.14	$11.05	$9.95	$7.66	$11.01	$10.91	$9.99
Value at end of period	$13.23	$14.37	$13.92	$12.34	$11.14	$11.05	$9.95	$7.66	$11.01	$10.91
Number of accumulation units outstanding at end of period	5,193,782	6,282,473	6,846,612	7,313,546	7,981,690	7,970,975	8,015,179	7,440,765	5,223,391	1,672,877
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.36	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45	$13.52	$14.07	$12.35
Value at end of period	$17.91	$19.36	$18.04	$13.59	$11.64	$12.09	$10.68	$8.45	$13.52	$14.07
Number of accumulation units outstanding at end of period	2,164,594	2,590,504	2,766,559	2,471,470	2,465,574	2,618,723	2,361,640	2,466,881	2,285,681	2,066,249
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.08	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15	$12.17	$11.98	$10.84
Value at end of period	$16.41	$17.08	$15.98	$13.03	$11.78	$12.14	$11.01	$9.15	$12.17	$11.98
Number of accumulation units outstanding at end of period	5,278,999	6,189,568	3,052,219	2,556,370	2,714,886	3,483,701	3,059,375	2,755,180	1,231,628	629,056
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$10.91	$10.06								
Value at end of period	$10.47	$10.91								
Number of accumulation units outstanding at end of period	10,431,570	11,988,335								
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$43.39	$40.06	$30.42	$27.00	$28.06	$25.36	$20.81	$31.22	$30.94	$27.12
Value at end of period	$41.42	$43.39	$40.06	$30.42	$27.00	$28.06	$25.36	$20.81	$31.22	$30.94
Number of accumulation units outstanding at end of period	859,168	957,524	1,108,099	1,194,456	1,424,895	1,501,512	1,868,297	1,880,516	1,762,926	1,711,788

DVA Plus

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.56	$20.72	$22.35	$19.08	$23.73	$20.06	$11.89	$24.80	$18.21	$13.64
Value at end of period	$17.03	$20.56	$20.72	$22.35	$19.08	$23.73	$20.06	$11.89	$24.80	$18.21
Number of accumulation units outstanding at end of period	3,320,194	3,771,303	4,269,089	4,363,507	4,231,276	4,464,015	5,464,963	5,283,734	3,807,284	2,809,975
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$23.67	$20.93	$16.17	$13.70	$13.68	$11.31	$9.16	$13.90	$13.81	
Value at end of period	$22.57	$23.67	$20.93	$16.17	$13.70	$13.68	$11.31	$9.16	$13.90	
Number of accumulation units outstanding at end of period	1,355,718	1,632,306	2,487,104	2,228,664	1,941,143	2,095,654	1,477,123	651,474	63,076	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$25.69	$24.10	$17.64	$15.11	$15.57	$12.49	$9.98	$14.48	$14.98	$13.06
Value at end of period	$24.33	$25.69	$24.10	$17.64	$15.11	$15.57	$12.49	$9.98	$14.48	$14.98
Number of accumulation units outstanding at end of period	1,897,061	1,913,343	2,309,888	2,087,884	2,752,075	3,141,380	1,722,690	1,739,178	2,356,999	2,128,459
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.13	$24.51	$20.87	$18.33	$17.09	$15.25	$12.03	$17.13	$15.87	$13.30
Value at end of period	$26.29	$25.13	$24.51	$20.87	$18.33	$17.09	$15.25	$12.03	$17.13	$15.87
Number of accumulation units outstanding at end of period	2,099,597	2,336,651	2,780,669	3,221,641	3,618,527	3,604,727	3,370,800	3,388,663	3,674,854	2,939,640
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$18.13	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62	$14.73	$14.08	$12.17
Value at end of period	$18.51	$18.13	$18.05	$14.47	$12.13	$13.46	$11.82	$8.62	$14.73	$14.08
Number of accumulation units outstanding at end of period	1,429,868	1,348,724	1,470,768	1,335,860	1,458,990	1,480,914	1,695,188	1,995,843	1,647,677	1,178,387
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$73.91	$67.00	$55.75	$49.51	$48.93	$43.63	$33.29	$46.70	$45.49	$40.34
Value at end of period	$76.49	$73.91	$67.00	$55.75	$49.51	$48.93	$43.63	$33.29	$46.70	$45.49
Number of accumulation units outstanding at end of period	6,954,634	7,161,057	7,821,719	7,967,085	8,380,631	9,126,872	9,553,987	9,041,619	6,659,145	5,521,892
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$44.32	$41.94	$32.87	$28.51	$29.25	$25.87	$21.05	$33.28	$32.84	$28.03
Value at end of period	$40.59	$44.32	$41.94	$32.87	$28.51	$29.25	$25.87	$21.05	$33.28	$32.84
Number of accumulation units outstanding at end of period	1,742,268	1,965,145	2,321,325	2,606,467	2,896,143	2,715,477	2,949,818	2,853,748	2,749,873	2,871,656
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$15.27	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76	$10.16	$10.04	
Value at end of period	$16.60	$15.27	$14.32	$10.48	$8.99	$9.26	$8.08	$5.76	$10.16	
Number of accumulation units outstanding at end of period	3,588,951	3,194,665	3,466,162	2,969,446	2,227,872	2,043,344	2,291,739	1,184,847	552,903	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.85	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90	$17.93	$15.12	$12.40
Value at end of period	$14.47	$14.85	$15.27	$13.58	$11.63	$13.48	$12.05	$8.90	$17.93	$15.12
Number of accumulation units outstanding at end of period	2,248,787	2,316,150	1,680,056	1,902,325	1,874,984	2,050,959	2,444,515	2,920,415	1,993,862	1,152,245
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.14	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39	$12.65	$11.16	$10.35
Value at end of period	$10.56	$11.14	$12.16	$10.31	$8.84	$10.23	$9.58	$7.39	$12.65	$11.16
Number of accumulation units outstanding at end of period	8,129,661	8,924,695	10,256,655	10,710,659	4,301,972	4,791,752	4,275,236	3,649,197	1,480,050	367,715
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$28.63	$29.94	$23.30	$19.46	$20.98	$19.80	$15.22	$25.65	$25.47	$21.24
Value at end of period	$26.03	$28.63	$29.94	$23.30	$19.46	$20.98	$19.80	$15.22	$25.65	$25.47
Number of accumulation units outstanding at end of period	952,020	1,093,926	1,200,143	1,239,105	1,437,968	1,648,993	1,778,535	1,823,433	1,982,382	1,812,177

Condensed Financial Information (continued)

Separate Account Annual Charges of 1.75%

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK GLOBAL ALLOCATION V.I. FUND (CLASS III)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$11.76	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97	$10.04		
Value at end of period	$11.44	$11.76	$11.74	$10.45	$9.67	$10.21	$9.47	$7.97		
Number of accumulation units outstanding at end of period	407,294	586,669	747,046	571,493	1,024,482	1,130,871	1,025,896	167,445		
COLUMBIA SMALL CAP VALUE FUND VS (CLASS B)										
Value at beginning of period	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66	$19.36	$20.22	$17.24
Value at end of period	$25.80	$28.02	$27.68	$21.02	$19.23	$20.85	$16.78	$13.66	$19.36	$20.22
Number of accumulation units outstanding at end of period	47,945	58,325	76,837	89,669	108,654	133,922	154,250	195,678	237,998	314,959
PROFUND VP BULL										
Value at beginning of period	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14	$10.03	$9.86	$8.83
Value at end of period	$12.46	$12.74	$11.63	$9.12	$8.15	$8.30	$7.50	$6.14	$10.03	$9.86
Number of accumulation units outstanding at end of period	31,583	36,093	37,580	43,819	48,533	67,290	71,655	77,466	102,754	215,771
PROFUND VP EUROPE 30										
Value at beginning of period	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99	$12.71	$11.29	$9.78
Value at end of period	$8.83	$10.08	$11.23	$9.40	$8.21	$9.17	$9.09	$6.99	$12.71	$11.29
Number of accumulation units outstanding at end of period	12,025	14,736	18,708	27,824	33,595	41,583	47,001	51,597	69,260	148,846
PROFUND VP RISING RATES OPPORTUNITY										
Value at beginning of period	$2.15	$3.13	$2.739	$3.00	$4.88	$5.91	$4.55	$7.47	$8.02	$7.41
Value at end of period	$2.08	$2.15	$3.13	$2.739	$3.00	$4.88	$5.91	$4.55	$7.47	$8.02
Number of accumulation units outstanding at end of period	13,374	22,656	22,577	0	22,697	25,407	24,973	26,319	32,185	61,675
VOYA EURO STOXX 50® INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$9.32	$10.50	$8.52	$7.76	$8.75	$9.80	$10.14			
Value at end of period	$8.73	$9.32	$10.50	$8.52	$7.11	$8.75	$9.80			
Number of accumulation units outstanding at end of period	14,638	8,302	16,230	1,784	0	0	455			
VOYA FTSE 100 INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.50	$13.66	$11.70	$10.33	$10.97	$10.26	$10.65			
Value at end of period	$11.40	$12.50	$13.66	$11.70	$10.33	$10.97	$10.26			
Number of accumulation units outstanding at end of period	15,679	15,872	11,733	3,763	3,902	3,200	433			
VOYA GLOBAL PERSPECTIVES PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.59	$10.36								
Value at end of period	$10.02	$10.59								
Number of accumulation units outstanding at end of period	15,137	25,188								
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$9.88	$9.59	$8.59	$7.60	$8.04	$7.73	$6.06	$9.95		
Value at end of period	$9.47	$9.88	$9.59	$8.59	$7.60	$8.04	$7.73	$6.06		
Number of accumulation units outstanding at end of period	286,016	14,793	14,248	24,179	37,366	38,074	36,994	51,243		
VOYA GLOBAL VALUE ADVANTAGE PORTFOLIO (CLASS T)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$9.45									
Value at end of period	$8.72									
Number of accumulation units outstanding at end of period	49,001									

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GROWTH AND INCOME PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.94	$13.80	$10.79	$9.54	$9.99					
Value at end of period	$14.41	$14.94	$13.80	$10.79	$9.54					
Number of accumulation units outstanding at end of period	312,581	350,643	437,375	558,357	684,332					
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08	$9.95	$9.83	
Value at end of period	$12.93	$13.38	$12.33	$9.63	$8.49	$8.68	$7.77	$6.08	$9.95	
Number of accumulation units outstanding at end of period	1,467,003	1,680,455	1,935,272	2,286,125	2,742,774	2,224,320	2,512,614	2,172,969	1,532	
VOYA HANG SENG INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.31	$14.09	$13.81	$10.95	$13.66	$12.93	$10.19			
Value at end of period	$13.33	$14.31	$14.09	$13.81	$10.95	$13.66	$12.93			
Number of accumulation units outstanding at end of period	11,500	11,218	9,547	12,123	9,738	27,622	8,843			
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11	$11.97	$11.84	$11.07
Value at end of period	$17.13	$17.80	$17.91	$17.26	$15.40	$15.01	$13.37	$9.11	$11.97	$11.84
Number of accumulation units outstanding at end of period	340,213	426,367	479,775	620,937	726,481	863,810	886,425	1,037,282	1,353,495	1,629,201
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS S)										
Value at beginning of period	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08	$11.51	$11.18	$9.96
Value at end of period	$15.08	$15.25	$13.67	$10.49	$9.35	$9.55	$8.56	$7.08	$11.51	$11.18
Number of accumulation units outstanding at end of period	74,935	79,941	89,219	103,942	118,011	161,651	185,662	219,708	256,881	267,971
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30	$13.57	$13.12	$12.24
Value at end of period	$19.51	$20.27	$18.88	$14.31	$12.41	$12.81	$10.72	$8.30	$13.57	$13.12
Number of accumulation units outstanding at end of period	15,867	18,007	20,227	26,941	30,163	39,171	70,781	117,089	171,859	108,782
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS S)										
Value at beginning of period	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23	$12.63	$13.75	$12.33
Value at end of period	$17.81	$18.78	$18.16	$12.99	$11.79	$12.12	$10.07	$8.23	$12.63	$13.75
Number of accumulation units outstanding at end of period	8,136	8,487	12,680	16,019	16,126	22,717	31,227	43,054	86,144	116,901
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93	$12.17	$11.72	$11.50
Value at end of period	$14.65	$14.87	$14.22	$14.52	$13.55	$12.85	$11.95	$10.93	$12.17	$11.72
Number of accumulation units outstanding at end of period	1,394,581	1,561,178	349,573	387,319	472,680	519,722	557,196	570,876	646,304	443,958
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$9.67	$10.56								
Value at end of period	$9.36	$9.67								
Number of accumulation units outstanding at end of period	474,172	508,703								
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05	$8.67		
Value at end of period	$8.55	$8.80	$9.55	$8.02	$6.89	$8.01	$7.57	$6.05		
Number of accumulation units outstanding at end of period	27,571	31,359	63,876	41,892	34,798	42,289	32,930	3,329		
VOYA JAPAN TOPIX INDEX® PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.23	$12.09	$9.86	$9.33	$11.00	$9.85	$9.77			
Value at end of period	$12.19	$11.23	$12.09	$9.86	$9.33	$11.00	$9.85			
Number of accumulation units outstanding at end of period	2,727	3,222	4,632	89	2,041	5,714	378			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$14.64	$13.18	$10.29	$10.03						
Value at end of period	$15.20	$14.64	$13.18	$10.29						
Number of accumulation units outstanding at end of period	616,461	733,669	894,452	1,169,152						
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$22.60	$20.29	$15.81	$13.66	$13.60	$12.11	$8.66	$12.16	$11.09	$10.69
Value at end of period	$23.56	$22.60	$20.29	$15.81	$13.66	$13.60	$12.11	$8.66	$12.16	$11.09
Number of accumulation units outstanding at end of period	680,719	767,747	179,083	78,894	103,158	58,940	68,312	15,517	452	7,870
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.58	$14.45	$11.26	$10.02	$10.05					
Value at end of period	$14.59	$15.58	$14.45	$11.26	$10.02					
Number of accumulation units outstanding at end of period	744,320	756,686	693,569	152,572	176,268					
VOYA LIMITED MATURITY BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$20.67	$20.90	$21.12	$21.18	$21.31	$21.03	$19.97	$20.38	$19.61	$19.22
Value at end of period	$20.43	$20.67	$20.90	$21.12	$21.18	$21.31	$21.03	$19.97	$20.38	$19.61
Number of accumulation units outstanding at end of period	67,139	78,398	87,324	108,190	122,106	146,749	176,680	219,747	290,852	374,384
VOYA LIQUID ASSETS PORTFOLIO (CLASS S)										
Value at beginning of period	$14.34	$14.59	$14.85	$15.12	$15.38	$15.65	$15.88	$15.78	$15.30	$14.88
Value at end of period	$14.09	$14.34	$14.59	$14.85	$15.12	$15.38	$15.65	$15.88	$15.78	$15.30
Number of accumulation units outstanding at end of period	402,034	418,480	419,666	511,459	598,840	840,172	1,166,416	1,879,418	811,220	726,596
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40	$10.47	$8.49	$8.03
Value at end of period	$16.81	$17.06	$16.00	$12.36	$11.05	$11.33	$8.87	$6.40	$10.47	$8.49
Number of accumulation units outstanding at end of period	441,194	502,651	623,604	648,471	781,461	913,587	1,022,912	1,136,532	99,085	127,480
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32	$12.97	$12.57	$10.95
Value at end of period	$16.59	$16.98	$15.03	$11.74	$10.83	$11.55	$10.15	$8.32	$12.97	$12.57
Number of accumulation units outstanding at end of period	51,215	68,161	82,796	91,496	100,791	124,360	153,889	167,298	198,883	212,294
VOYA RETIREMENT CONSERVATIVE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$10.29	$9.89	$9.65	$9.10	$8.81	$8.31	$8.25			
Value at end of period	$10.03	$10.29	$9.89	$9.65	$9.10	$8.81	$8.31			
Number of accumulation units outstanding at end of period	281,210	279,620	235,834	328,632	279,668	367,431	363,340			
VOYA RETIREMENT GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37	$9.21			
Value at end of period	$12.85	$13.35	$12.90	$11.06	$9.97	$10.27	$9.37			
Number of accumulation units outstanding at end of period	560,519	585,454	657,788	967,993	1,055,184	1,232,540	1,317,406			
VOYA RETIREMENT MODERATE GROWTH PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62	$9.49			
Value at end of period	$12.92	$13.36	$12.87	$11.32	$10.32	$10.50	$9.62			
Number of accumulation units outstanding at end of period	519,141	467,083	542,821	613,105	699,255	667,671	746,997			
VOYA RETIREMENT MODERATE PORTFOLIO (CLASS ADV)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85	$9.75			
Value at end of period	$12.46	$12.88	$12.46	$11.52	$10.64	$10.60	$9.85			
Number of accumulation units outstanding at end of period	479,405	554,520	712,822	784,921	888,475	916,906	958,263			

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66	$9.95			
Value at end of period	$24.24	$22.98	$20.74	$16.03	$14.28	$13.99	$12.66			
Number of accumulation units outstanding at end of period	217,866	212,702	240,680	269,744	320,643	369,472	419,483			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69	$10.28		
Value at end of period	$14.55	$14.55	$13.15	$10.16	$8.97	$8.94	$8.12	$6.69		
Number of accumulation units outstanding at end of period	473,401	525,487	561,630	658,566	785,637	998,454	1,134,062	38,475		
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48	$10.85			
Value at end of period	$20.65	$21.84	$19.81	$15.34	$13.46	$13.63	$12.48			
Number of accumulation units outstanding at end of period	174,878	26,905	19,418	21,886	15,071	1,463	1,930			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96	$10.40			
Value at end of period	$24.65	$25.29	$23.17	$17.48	$15.40	$16.03	$12.96			
Number of accumulation units outstanding at end of period	165,970	195,224	229,048	277,169	322,879	415,384	463,277			
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.51	$14.95	$11.36	$9.91	$10.30	$8.39	$6.11	$10.64		
Value at end of period	$15.73	$16.51	$14.95	$11.36	$9.91	$10.30	$8.39	$6.11		
Number of accumulation units outstanding at end of period	94,002	84,361	92,686	75,481	61,315	78,462	47,716	20,592		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95	$10.16		
Value at end of period	$14.98	$16.02	$15.58	$11.46	$10.07	$10.69	$8.63	$6.95		
Number of accumulation units outstanding at end of period	109,699	128,284	156,206	123,674	136,727	186,026	156,359	190,367		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS S)										
Value at beginning of period	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52	$8.60	$7.97	$7.22
Value at end of period	$14.07	$14.48	$13.99	$10.27	$9.09	$9.20	$7.09	$5.52	$8.60	$7.97
Number of accumulation units outstanding at end of period	119,923	142,742	168,916	214,984	247,873	286,727	320,361	376,713	459,626	564,312
VOYA SMALL COMPANY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13	$9.79		
Value at end of period	$15.98	$16.43	$15.74	$11.66	$10.39	$10.86	$8.91	$7.13		
Number of accumulation units outstanding at end of period	19,693	22,511	26,717	29,648	55,529	44,468	65,135	49,665		
VOYA SOLUTION MODERATELY AGGRESSIVE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$10.03									
Value at end of period	$9.59									
Number of accumulation units outstanding at end of period	146,625									
VOYA U.S. BOND INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17	$9.82		
Value at end of period	$11.42	$11.62	$11.21	$11.74	$11.54	$10.98	$10.55	$10.17		
Number of accumulation units outstanding at end of period	125,973	110,869	120,410	144,863	254,563	212,507	223,479	374,087		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48	$12.96	$12.43	$10.98
Value at end of period	$19.03	$20.39	$19.89	$14.58	$12.40	$12.35	$9.94	$7.48	$12.96	$12.43
Number of accumulation units outstanding at end of period	78,394	83,927	111,994	116,198	149,529	178,126	187,942	164,305	172,289	163,393

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® BLACKROCK INFLATION PROTECTED BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$11.37	$11.29	$12.59	$12.05	$10.94	$10.56	$9.91			
Value at end of period	$10.88	$11.37	$11.29	$12.59	$12.05	$10.94	$10.56			
Number of accumulation units outstanding at end of period	144,694	180,503	192,950	272,814	226,173	158,549	99,495			
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14	$12.38	$13.59	$11.42
Value at end of period	$13.50	$13.97	$12.49	$12.26	$9.93	$10.67	$9.36	$7.14	$12.38	$13.59
Number of accumulation units outstanding at end of period	28,653	25,639	29,088	35,292	45,901	53,304	63,073	74,427	81,623	101,564
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$97.08	$76.08	$75.87	$66.84	$62.12	$49.40	$37.00	$61.26	$75.80	$56.05
Value at end of period	$98.19	$97.08	$76.08	$75.87	$66.84	$62.12	$49.40	$37.00	$61.26	$75.80
Number of accumulation units outstanding at end of period	39,530	44,070	54,694	67,961	81,510	104,827	127,889	162,446	224,152	366,031
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77	$11.34	$11.08	$10.10
Value at end of period	$14.79	$14.62	$13.19	$9.96	$9.03	$9.64	$8.76	$6.77	$11.34	$11.08
Number of accumulation units outstanding at end of period	67,461	71,831	96,568	108,857	127,463	154,749	150,347	163,151	106,843	83,211
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03	$10.05
Value at end of period	$14.29	$14.99	$14.62	$10.63	$9.48	$9.91	$8.05	$6.57	$10.15	$10.03
Number of accumulation units outstanding at end of period	29,990	33,120	39,956	65,342	91,440	104,288	127,896	147,871	176,039	103,094
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
Value at beginning of period	$23.05	$22.13	$16.56	$14.70	$16.81	$13.32	$9.74	$16.30	$14.49	$13.18
Value at end of period	$22.28	$23.05	$22.13	$16.56	$14.70	$16.81	$13.32	$9.74	$16.30	$14.49
Number of accumulation units outstanding at end of period	485,836	555,428	663,971	811,620	1,010,372	1,252,269	1,420,747	1,606,529	1,931,572	1,483,799
VY® FRANKLIN INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90	$9.99
Value at end of period	$13.10	$14.25	$13.81	$12.26	$11.08	$11.00	$9.91	$7.64	$10.99	$10.90
Number of accumulation units outstanding at end of period	186,091	254,328	227,332	278,388	280,115	297,547	368,963	326,241	270,226	142,742
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39	$13.44	$14.00	$12.30
Value at end of period	$17.66	$19.12	$17.83	$13.44	$11.53	$11.99	$10.60	$8.39	$13.44	$14.00
Number of accumulation units outstanding at end of period	198,345	222,030	245,614	292,800	320,523	359,615	378,272	415,402	485,537	527,949
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12	$12.14	$11.96	$10.83
Value at end of period	$16.23	$16.91	$15.84	$12.93	$11.70	$12.07	$10.96	$9.12	$12.14	$11.96
Number of accumulation units outstanding at end of period	816,902	959,918	128,558	121,858	148,295	188,722	222,360	306,848	94,763	108,471
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$10.90	$10.24								
Value at end of period	$10.45	$10.90								
Number of accumulation units outstanding at end of period	259,715	296,450								
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$42.46	$39.25	$29.84	$26.51	$27.58	$24.95	$20.49	$30.77	$30.53	$26.79
Value at end of period	$40.50	$42.46	$39.25	$29.84	$26.51	$27.58	$24.95	$20.49	$30.77	$30.53
Number of accumulation units outstanding at end of period	148,496	176,718	197,760	231,946	281,912	337,800	388,816	443,563	540,794	677,536
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.21	$20.38	$22.01	$18.81	$23.42	$19.82	$11.76	$24.56	$18.05	$13.53
Value at end of period	$16.72	$20.21	$20.38	$22.01	$18.81	$23.42	$19.82	$11.76	$24.56	$18.05
Number of accumulation units outstanding at end of period	99,093	115,167	135,222	162,360	180,430	206,305	304,281	378,645	501,622	526,429

Condensed Financial Information (continued)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$17.71	$15.67	$12.13	$10.28	$10.28	$8.51	$6.89	$9.89		
Value at end of period	$16.87	$17.71	$15.67	$12.13	$10.28	$10.28	$8.51	$6.89		
Number of accumulation units outstanding at end of period	42,517	55,815	83,513	79,203	60,593	63,348	46,439	16,589		
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$25.36	$23.82	$17.45	$14.96	$15.44	$12.40	$9.91	$14.40	$14.91	$13.01
Value at end of period	$24.00	$25.36	$23.82	$17.45	$14.96	$15.44	$12.40	$9.91	$14.40	$14.91
Number of accumulation units outstanding at end of period	109,053	81,741	128,407	133,682	170,175	191,942	155,530	185,036	234,079	289,126
VY® MORGAN STANLEY GLOBAL FRANCHISE PORTFOLIO (CLASS S)										
Value at beginning of period	$24.81	$24.22	$20.64	$18.15	$16.94	$15.13	$11.95	$17.03	$15.80	$13.25
Value at end of period	$25.93	$24.81	$24.22	$20.64	$18.15	$16.94	$15.13	$11.95	$17.03	$15.80
Number of accumulation units outstanding at end of period	90,626	92,834	114,475	143,248	169,004	202,527	203,385	225,513	280,577	332,645
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS S)										
Value at beginning of period	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43	$14.41	$13.79	$11.94
Value at end of period	$17.97	$17.61	$17.56	$14.09	$11.82	$13.13	$11.54	$8.43	$14.41	$13.79
Number of accumulation units outstanding at end of period	49,741	36,665	42,183	44,382	43,199	48,642	57,061	63,473	53,080	49,426
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$71.99	$65.33	$54.41	$48.38	$47.85	$42.71	$32.62	$45.81	$44.67	$39.65
Value at end of period	$74.42	$71.99	$65.33	$54.41	$48.38	$47.85	$42.71	$32.62	$45.81	$44.67
Number of accumulation units outstanding at end of period	391,362	460,029	531,694	635,942	730,033	894,237	1,034,928	1,168,272	1,535,092	1,758,893
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$43.17	$40.89	$32.08	$27.86	$28.61	$25.33	$20.63	$32.65	$32.25	$27.56
Value at end of period	$39.49	$43.17	$40.89	$32.08	$27.86	$28.61	$25.33	$20.63	$32.65	$32.25
Number of accumulation units outstanding at end of period	232,104	266,749	322,215	392,755	469,128	539,055	601,838	691,572	865,803	1,042,643
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75	$10.15	$10.11	
Value at end of period	$16.46	$15.15	$14.23	$10.42	$8.94	$9.23	$8.05	$5.75	$10.15	
Number of accumulation units outstanding at end of period	102,501	54,997	72,871	61,096	95,002	109,783	80,480	16,757	9,218	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87	$17.88	$15.09	$12.39
Value at end of period	$14.31	$14.70	$15.13	$13.47	$11.55	$13.41	$11.99	$8.87	$17.88	$15.09
Number of accumulation units outstanding at end of period	128,789	108,814	112,068	139,920	155,542	171,109	200,319	254,172	318,925	316,462
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37	$12.63	$11.16	$10.02
Value at end of period	$10.46	$11.04	$12.07	$10.24	$8.79	$10.18	$9.55	$7.37	$12.63	$11.16
Number of accumulation units outstanding at end of period	352,061	375,482	439,447	544,244	107,339	138,277	140,510	133,335	68,022	10,499
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$27.99	$29.30	$22.83	$19.09	$20.60	$19.46	$14.97	$25.26	$25.10	$20.96
Value at end of period	$25.42	$27.99	$29.30	$22.83	$19.09	$20.60	$19.46	$14.97	$25.26	$25.10
Number of accumulation units outstanding at end of period	125,812	145,778	176,985	210,020	248,042	296,746	357,836	401,370	489,370	584,766